As filed with the United States Securities and Exchange Commission on May 5, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SINOCOM PHARMACEUTICAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	5122	26-1188540
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 3, 21/F, Far East Consortium Building

121 Des Voeux Road

Central, Hong Kong

Telephone: +852 2191-3863

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gary Joiner, Esq.

4750 Table Mesa Drive

Boulder, Colorado 80305-5575

United States of America

Telephone: (303) 494-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Calvin C. Lai, Esq. Freshfields Bruckhaus Deringer 11th Floor, Two Exchange Square Hong Kong Tel: (852) 2846 3400	David T. Zhang, Esq. Eugene Y. Lee, Esq. Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: (852) 2522-7886

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Offering	Amount of Registration Fee
Common stock, par value $0.001 per share(1)	$57,500,000(2)	$6,675.75

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2011

Preliminary Prospectus

             Shares

SINOCOM PHARMACEUTICAL, INC.

Common Stock

We are offering              shares of our common stock. No public market currently exists for our common stock. We expect the offering price to be between $             and $             per share of common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “             .”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discount and Commissions	$	$
Proceeds, before expenses, to Sinocom Pharmaceutical, Inc.	$	$

Delivery of the shares of common stock is expected to be made on or about                    , 2011. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional              shares of our common stock to cover overallotments. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Cowen and Company	Macquarie Capital

Prospectus dated             , 2011

Until              (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy securities in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

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Conventions Used in this Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan; and

•	“RMB” and “Renminbi” are to the legal currency of the People’s Republic of China.

Unless the context indicates otherwise, “we,” “us,” “our,” “our company,” and “Sinocom” refer to Sinocom Pharmaceutical, Inc and its subsidiaries.

Our business is conducted in China, and the financial records of our PRC subsidiaries are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency. The assets and liabilities of our PRC subsidiaries are translated from RMB into U.S. dollars at the exchange rates on the balance sheet date, shareholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rate for the period. This prospectus contains translations of certain other RMB amounts into U.S. dollar amounts at the exchange rate certified for customs purposes by the Federal Reserve Bank of New York as set forth on December 30, 2010, the last business day of 2010, which was RMB6.6000 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in the PRC—The fluctuation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition” for discussions of the effects of fluctuating exchange rates and currency control on the value of our common stock. On April 29, 2011, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4900 to $1.00.

Some numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that preceded them.

Market and Industry Data

This prospectus contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but we have not independently verified the accuracy and completeness of such information. We have also paid for market research information provided by Frost & Sullivan which appears in this prospectus.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detailed later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read more detailed information set out in this prospectus and the financial statements included elsewhere in this prospectus.

OUR BUSINESS

We are an established pharmaceutical wholesaler and distributor in Central-Eastern China. According to a report that we commissioned from Frost & Sullivan, we were the fourth largest wholesale pharmaceutical distribution company headquartered in Anhui province in 2009 in terms of revenue. Our core businesses are (i) selling and distributing traditional Chinese medicines, or TCM, and Western pharmaceuticals and medical supplies to third and fourth tier cities in Central-Eastern China and (ii) managing TCM raw herb plantations.

We sell and distribute approximately 6,800 products, including both TCM and Western pharmaceuticals and medical supplies, to more than 4,800 customers located in the provinces of Anhui, Jiangxi, Hubei, Zhejiang and Jiangsu. The wholesale pharmaceutical distribution market in these provinces was approximately RMB147 billion (US$22.3 billion) in 2009 and is expected to grow to RMB328 billion (US$49.7 billion) by 2014, representing a CAGR of 17.4%, according to Frost & Sullivan. These provinces are also expected to benefit from China’s RMB850 billion (US$128.8 billion) healthcare reform plan announced in March 2009, which seeks to, among others, extend insurance coverage, increase drug reimbursement, expand China’s medical infrastructure and promote the pharmaceutical industry.

Our pharmaceutical sales and distribution network covers the “last mile” of the pharmaceutical industry value chain to third and fourth tier cities in Central-Eastern China. Selling and distributing pharmaceuticals directly to the hospitals, pharmacies and medical clinics in the third and fourth tier cities that we primarily serve in a cost-effective manner is challenging, largely because the transportation infrastructure in these markets is less developed and the customer base is highly fragmented and often requires the delivery of small quantities of different products once every two to three days. Due to these logistical challenges, large wholesalers, distributors and manufacturers frequently rely on last mile wholesalers and distributors such as ourselves who possess the regional coverage and expertise, to sell and deliver their pharmaceutical products to customers located in these markets.

Over more than 20 years, we have developed a pharmaceutical sales and distribution model tailored to third and fourth tier cities in Central-Eastern China. In particular, our inventory management software system and our warehouse management processes enable small orders to be fulfilled efficiently while minimizing excess inventory. Our fleet of smaller trucks are able to better navigate the road conditions in the markets we serve and our local knowledge allows us to design optimized delivery routes that deliver our products to customers within 24 hours of receiving an order.

We are also engaged in managing TCM raw herb plantations, whereby we enter into exclusive long-term contractual arrangements with local villagers’ committees to purchase TCM raw herbs from local farmers. We have the rights to control the species of TCM raw herbs to be cultivated and the cultivation methodology to be used. We also provide on-site support by stationing one or two technical personnel at each plantation to provide technical assistance and training to the local farmers and closely supervise the cultivation process to ensure herb quality. The plantation sites encompass approximately 18.5 million square meters (4,500 acres) in Anhui province, a region widely recognized for its favorable herb growing climatic and soil conditions and its significant TCM trade including the Bozhou market, which accounts for more than 60% of China’s total herb trading volume.

There are currently 12 different species of herbs grown at the seven contracted plantation sites. We select raw herbs that, according to the market intelligence we gain through our sales and distribution business, are in high demand and low supply. For each herb we consider factors such as the length of cultivation period, the suitability of growing the herb in Anhui and the technical skills required for cultivation. Furthermore, we have developed a crop rotation system that minimizes fallow periods and increases our revenue per square meter. The gross profit margin of our TCM raw herbs sales was 55.8% in 2010, which was the highest among all our product categories.

Our TCM raw herb plantation management business expands our TCM product portfolio to include high-margin TCM raw herbs and extend our sales and distribution base through the Bozhou market to TCM manufacturers across China. In addition, through these operations and our regular interactions with customers and suppliers we have developed a deep understanding of the TCM raw herb market. This knowledge allows us to detect changes in the supply and demand of specific TCM raw herbs and adjust our plantation plans to better serve our customers. Our ability to supply TCM raw herbs as raw materials also makes us an attractive business associate to TCM manufacturers.

We have achieved total net sales from our pharmaceutical sales and distribution and TCM raw herb plantation management business of US$64.8 million, US$86.1 million and US$108.6 million in 2008, 2009 and 2010 respectively, representing a compound annual growth rate, or CAGR, of 29.5%. During the same periods, our net income was US$12.8 million, US$16.9 million and US$22.0 million, respectively, representing a CAGR of 31.0%.

OUR INDUSTRY

China’s pharmaceutical market in terms of production revenue had grown from approximately US$18.7 billion in 2005 to approximately US$37.6 billion in 2009, representing a CAGR of 19.1%. Frost & Sullivan projects that the market will continue to grow at a similar growth rate and reach approximately US$76.5 billion by 2013. This rapid growth has been driven by rising domestic disposable income and living standards, increased awareness of and spending on healthcare products, government support for the healthcare industry including the Chinese health care reform and a growing aging population. According to the PRC National Statistics Bureau, the wholesale and retail market for western medicine, TCM and healthcare equipment grew from RMB391.2 billion (US$59.3 billion) in 2005 to RMB906.7 billion (US$137.4 billion) in 2009, representing a CAGR of 23.4%.

The size of the Chinese TCM market was RMB74.6 billion (US$11.3 billion) in 2009, representing approximately 30.0% of the overall pharmaceutical market. TCM is expected to grow rapidly over the next several years and become an increasingly important part of China’s overall pharmaceutical market, according to Frost & Sullivan. The size of the TCM market is expected to grow at a CAGR of 33.5% from 2009 to 2013 and reach RMB236.3 billion (US$35.8 billion) by 2013, representing 46.8% of the overall pharmaceutical market.

OUR COMPETITIVE STRENGTHS

We believe the following strengths differentiate us from our competitors:

•	Leading pharmaceutical wholesaler and distributor in Anhui with an established presence in Central-Eastern China’s growing wholesale pharmaceutical distribution market

•	Our focus on providing access to a broad range of TCM products

•	Established TCM raw herb plantation management in strategic locations

•	Our ability to leverage synergies from our two business lines

•	Sales and distribution network and expertise in serving the pharmaceutical needs of China’s third and fourth tier cities in Central-Eastern China

•	Experienced management team with skilled technical personnel

OUR STRATEGY

Our goal is to become the leading pharmaceutical wholesaler and distributor to Central-Eastern China’s third and fourth tier cities and the leading TCM raw herb business plantation manager. We intend to achieve these goals through the following strategies:

•	Expand our TCM raw herb plantation management business

•	Enter into the herb processing business to complement our other businesses

•	Expand our product portfolio and exclusive product offerings

•	Continue to invest in our distribution infrastructure and logistics capabilities

•	Further expand our sales and distribution coverage in Central-Eastern China through acquisitions

RISKS AND UNCERTAINTIES

Our business is subject to many risks and uncertainties, including:

•	Price control regulations potentially affecting our profitability

•	fragmented and competitive distribution market landscape in China

•	highly regulated nature of the PRC healthcare industry

•	Our sales concentration in Anhui province

•	Seasonal and climatic variations in weather conditions affecting our sourcing of raw herbs

•	Our ability to grow our business organically or through acquisitions

See “Risk Factors” beginning on page 9 for a more detailed discussion of these and other risks and uncertainties that we face.

OUR HISTORY AND CORPORATE STRUCTURE

We were incorporated in the State of Nevada on September 13, 2007, under the name Tiger Acquisitions, Inc. It was organized as a vehicle to acquire a target company or business seeking the perceived advantages of being a publicly held corporation.

On February 20, 2009, we completed a share exchange transaction with Rolling Rhine Holdings, Ltd., a British Virgin Islands corporation (“Rolling Rhine”), pursuant to which the shareholders of Rolling Rhine transferred 300,000 shares of Rolling Rhine, representing all of the issued and outstanding shares of common stock in Rolling Rhine, to us in exchange for the issuance of an aggregate of 67,131,660 shares of our common stock. As a result of the share exchange transaction, Rolling Rhine, and its subsidiaries, China Zhongxi Yao Group Limited (“China Zhongxi”), and Anqing Zhongxi Yao Ltd (“Anqing Zhongxi”), became our wholly owned subsidiaries.

Rolling Rhine was incorporated in December 2007, under the laws of the British Virgin Islands, and China Zhongxi was incorporated in July 2008, under the laws of Hong Kong. China Zhongxi was formed for the purpose of owning 100% of the capital stock of Anqing Zhongxi, and Rolling Rhine was formed as a holding company for the purposes of owning 100% of the capital stock of China Zhongxi.

Prior to the completion of the share exchange transaction with Rolling Rhine, we were a shell company with no or nominal business operations, employees, or assets. As a result of the share exchange transaction, we ceased to be a shell company and acquired the business operations of Anqing Zhongxi.

On February 26, 2009, we changed our name to Sinocom Pharmaceutical, Inc.

Anqing Zhongxi, our operating company, was incorporated in December 1997 under the laws of the PRC. It was owned by a number of individuals until December 13, 2005 when it was acquired by a company under the common control of Rolling Rhine and China Zhongxi.

The diagram below depicts our current corporate structure assuming the conversion of the Series A preferred stock into common stock.

(1)	If the underwriters’ over-allotment option is exercised in full, the following individuals and entities will sell the following number of shares: shares of common stock; and shares of common stock.

OUR COMPANY INFORMATION

Our principal executive offices are located at Room 3, 21/F, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong and our telephone number is (852) 2191-3863. Our website is located at www.sinocom-pharma.com. The information contained on our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares

Use of proceeds

We expect the net proceeds to us from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of this offering for the following purposes:

•	approximately $ million to expand our distribution and warehouse facilities;

•	approximately $ million to enter the TCM herb processing business;

•

approximately $             million to fund the expansion of the TCM raw herb cultivation sites by means of signing more TCM raw herbs purchase contracts which require pre-payments to local village committees; and

•	the balance for general working capital purposes.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

NASDAQ Global Market listing

We intend to apply for the quotation of our common stock on the NASDAQ Global Market under the symbol “            .”

Unless otherwise indicated, all information in this prospectus gives effect to the automatic conversion of our Series A preferred stock into 15,847,099 shares of common stock upon the close of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial information should be read in conjunction with our financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. Our consolidated statements of income data for each year ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 are derived from the audited financial statements included in this prospectus. Our consolidated statements of income data for the year ended December 31, 2007 and the balance sheet data as of December 31, 2007 and 2008 are derived from our audited financial statements not included anywhere in this document. Our consolidated statement of income data for the year ended December 31, 2006 and the balance sheet data as of December 31, 2006 are derived from unaudited financial statements which are not included anywhere in this document. Our historical results do not necessarily indicate our future results.

On February 20, 2009, we completed a share exchange transaction with Rolling Rhine. See “Our History and Corporate Structure” for more details. This transaction was accounted for as a “reverse merger” with Rolling Rhine deemed to be the accounting acquirer and us as the legal acquirer. Consequently, the assets and liabilities and the historical operations that are reflected in the financial statements for periods prior to the share exchange are those of Rolling Rhine’s and its operating subsidiary, Anqing Zhongxi, recorded at the historical cost basis. After completion of the share exchange, our consolidated financial statements include the assets and liabilities of our company and Anqing Zhongxi, the historical operations of Anqing Zhongxi and the operations of our company and our subsidiaries from the closing date of the share exchange.

As part of the reorganization, we discontinued the distribution of certain TCM products produced by a related party, Anqing Cheng Feng Pharmaceutical Limited (“Cheng Feng”), in April 2008. These products contributed $13.4 million to our net sales in 2008, representing 20.7% of our total net sales in 2008. As a result of the discontinuation of these TCM products, our results of operations for 2008, 2009 and 2010 may not be directly comparable to each other. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Comparability.”

Consolidated Income Statement Data

	For the year ended December 31,
	2008	2009	2010
Sales, net	$64,772,822	$86,120,071	$108,654,024
Cost of sales	44,779,343	59,552,594	74,082,422

Gross profit	19,993,479	26,567,477	34,571,602
Selling expenses	1,877,771	2,480,854	3,695,936
General and administrative expenses	1,087,852	1,415,014	1,632,781

Income from operations	17,027,856	22,671,608	29,242,885

Total other income/ (expense)	108,965	50,574	228,422

Income before income taxes	17,136,821	22,722,182	29,471,307
Provisions for Income taxes	4,327,610	5,809,640	7,478,584

Net income	$12,809,211	$16,912,542	$21,992,723

Net income available to common stockholders	$12,809,211	$16,498,348	$21,185,189

Net income per share of common stock
Basic	$0.19	$0.23	$0.30

Diluted	$0.19	$0.23	$0.25

Weighted average shares of common stock outstanding(1)
Basic	67,131,660	70,817,934	71,416,660

Diluted	67,131,660	70,817,934	87,263,759

Cash dividend per share	$0.71	$—	$—

Notes:

(1)	To give effect to the automatic conversion of all of our outstanding Series A preferred stock into common stock upon completion of this offering.

Consolidated Balance Sheet Data:

	As of December 31,
	2008	2009	2010	2010
	Actual	Actual	Actual	Pro Forma, As Adjusted(1)
Cash and cash equivalents	$5,302,591	$34,363,124	$24,783,238
Total Assets	20,783,951	61,132,961	84,178,841
Total Current Liabilities	8,191,403	18,473,992	19,288,848

Stockholders’ Equity
Common stock, par value $0.001; 150,000,000 shares authorized; 71,416,660 shares issued and outstanding	67,132	71,417	71,417

Preferred stock, par value $0.001; 20,000,000 shares authorized; 15,847,099 issued and outstanding	—	15,847	15,847

Total Stockholders’ Equity	$12,592,548	$42,658,969	$64,889,994

(1)	Pro forma adjusted to give effect to the automatic conversion of all of our outstanding Series A preferred stock into 15,847,099 shares of common stock upon the close of this offering, and the issuance and sale of shares of common stock in this offering at the initial offering price of $ per share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) cash and cash equivalents, common stock, total assets and total stockholders’ equity by $ .

RISK FACTORS

Our business, financial condition, operating results and prospects are subject to the risks listed below. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected and you may lose all or part of your original investment in our common stock.

Risks Relating to Our Business

Price control regulations may decrease our profitability.

The laws of the PRC provide for the government to fix and adjust prices in the pharmaceutical industry. In 2008, 2009 and 2010, approximately 21.8%, 32.7% and 36.8% of our total net sales was subject to price controls, respectively. Since May 1998, the PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products at various times. The latest price reduction occurred in March 2011 and affected approximately 162 different pharmaceutical products.

The prices of some of the products that we sell and distribute, including those listed in the Chinese government’s catalog of medications that are reimbursable under the PRC’s social insurance program, or the Insurance Catalog, are subject to control by the relevant state or provincial price administration authorities. The PRC establishes price levels for products based on market conditions, average industry cost, supply and demand and keeping the price of medicine reasonable and encouraging the development of new medicine. In practice, price control with respect to these medicines sets a ceiling on their retail price. The actual price of such medicines set by manufacturers, wholesalers and retailers cannot historically exceed the price ceiling imposed by applicable government price control regulations. As a general matter, government price control regulations tend to cause drug prices to decline over time, but the impact of such regulations on any specific drug is difficult to predict.

It is possible that more of our products may be subject to price control in the future. To the extent that our products are subject to price control, our revenue, gross profit, gross margin and net income will be affected since the revenue we derive from our sales will be limited and we may face no limitation on our costs. Further, if price controls affect both our revenue and costs, our ability to be profitable and the extent of our profitability will be effectively subject to determination by the applicable regulatory authorities in the PRC.

We may not be able to respond promptly and sufficiently to changes in government regulation.

The pharmaceutical industry in the PRC is subject to extensive governmental regulations and supervision, and the PRC government may change its policies and regulations governing pharmaceutical products. All of our sales are made in the PRC and we do not currently have any plans to sell our products outside of the PRC. As such, we are affected by changes in PRC governmental regulations regarding the pharmaceutical industry. In recent years, the PRC government has introduced and implemented regulatory measures and announced plans to implement additional rules and regulations with respect to the pharmaceutical industry, including:

•	regulations governing the distribution, manufacturing and pricing of pharmaceutical products;

•	quality control, licensing and certification requirements;

•	regulations governing the pricing, procurement, prescription and dispensing of medicines by public hospitals or other healthcare institutions; and

•	government funding for individual healthcare and pharmaceutical services.

These measures may lead to significant changes in the PRC pharmaceutical industry and result in increased costs and lower profit margins for pharmaceutical distributors. These measures may also lead to decreases in the amount of products we are able to sell to our customers or the price they are willing to pay for these products. The PRC government may not adopt policies benefiting the pharmaceutical industry, or may reduce support for healthcare services and benefits provided in the PRC, which may decrease demand for the products that we distribute. Failure to sufficiently and promptly respond to such changes may materially and adversely affect our business, financial condition and results of operations.

Our results of operations are affected by the volatility of prices for TCM raw herbs.

Our results of operations are significantly affected by prices for TCM raw herbs in Central-Eastern China. The TCM raw herbs we sell are priced with reference to market prices primarily determined by TCM pharmaceutical manufacturers and TCM herb trading companies located in Anhui’s Bozhou market, which conducts more than 60% of China’s TCM raw herbs trading. The size of the TCM distribution market in Central-Eastern China was approximately RMB20.7 billion (US$3.1 billion) in 2009 and is expected to grow at a CAGR of 35.6% from 2009 to 2014, according to Frost & Sullivan. Market prices for TCM raw herbs and products have increased significantly in recent years in response to changes in the supply of and demand for TCM raw herbs and products, market uncertainty and a variety of additional factors that are beyond our control, including changes of weather, outbreak of disease, inflation, domestic government regulation, market speculation and overall economic conditions. As a result, our revenue generated from the sales of TCM raw herbs increased significantly. However, we do not and will not have control over the factors affecting prices for TCM raw herbs in the areas in which we operate. There can be no assurance that the market price for TCM raw herbs, which historically have fluctuated widely, will continue to increase or remain stable and any future declines in prices will reduce our revenue.

Our business operations and primary markets are in Anhui province and our performance may be adversely affected by any significant slowdown in the economic development in the region.

Our operating assets and sales and distribution operations are primarily located in Anhui province, and we sell a significant amount of our TCM raw herbs in Anhui’s Bozhou market. Historically, the majority of our revenue has been generated from business operations in Anhui province, and approximately 90% of our total sales was generated in Anhui province in 2010. Economic development and growth in Anhui province may influence the demand for pharmaceutical products and TCM raw herbs. Future economic instability or disruptions to the infrastructure we will rely on to distribute pharmaceuticals and TCM raw herbs in Anhui province could materially and adversely affect our business and results of operations.

We may not be able to maintain the permits, licenses and certifications needed to carry on our business operations.

Pharmaceutical manufacturing and trading enterprises, medical device trading enterprises and health products trading enterprises are required to obtain certificates, permits and business licenses from the competent authorities to operate the relevant businesses in China. In addition, all pharmaceutical distribution companies in China are required to obtain Good Supply Practice, or GSP, certifications for wholesale and retail distribution operations. We have obtained the relevant permits, licenses and GSP certifications required for our pharmaceutical sales and distribution business. These permits, licenses and certifications are subject to periodic renewal and reassessment procedures by the relevant PRC government authorities. Standards for these renewal or reassessment procedures may change from time to time. Furthermore, if the interpretations or implementation of existing laws and regulations change or new laws and regulations come into effect, we may be required to obtain additional permits, licenses or certifications previously not required to run our existing businesses. We may not be able to obtain some of the new permits, licenses or certifications required or renew our existing ones when they expire. If we fail to meet the standards imposed by the State Food and Drug Administration or other governmental authorities during their inspections of our products and facilities, our permits, licenses and certifications may be suspended or revoked. Suspension, revocation or non-renewal of the permits, licenses and certifications required to operate our business will materially and adversely impact our business, financial condition and results of operations.

If the operation of our sales and distribution network is disrupted, we may be unable to meet customer demand.

We distribute most of our products through our distribution facility in Anqing, Anhui province. Our ability to meet customer demand may be significantly limited if we do not operate our distribution center and conduct our sales and distribution activities effectively, or if our distribution center is destroyed or shut down. Any disruption in the operation of our warehouse facility could result in our inability to meet our customers’ delivery requirements, higher costs or longer lead time associated with distributing our products. In addition, as it is difficult to accurately predict sales volume in our industry, we may be unable to optimize our sales and distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment of logistics or other value-added services, or distribution capacity and may have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to maintain proper inventory levels for our pharmaceutical sales and distribution operations.

We consider a number of factors when we manage the inventory levels for our pharmaceutical sales and distribution operations, including inventory holding costs, our product portfolio, the preferences and purchasing trends of our customers and prompt delivery and sufficiency of our products in response to our customers’ requests. The structure of our business operations and customer demand require us to provide odd-lot deliveries. If we are unable to efficiently sell our products or fail to manage our odd-lot inventory, we may be subject to inventory write-downs, expiration of products or increase in inventory holding costs. In addition, if we underestimate consumer demand for our products or if our suppliers fail to provide products in a timely manner, we may experience inventory shortages. Such inventory shortages might result in unfilled customer orders and have a negative impact on customer relationships. We cannot assure you that we will be able to maintain proper inventory levels for our pharmaceutical sales and distribution operations and such failure may have an adverse effect on our business, financial condition and results of operations.

Unforeseen and severe weather can reduce cultivation activity and lead to a decrease in supply of our products.

The climatic and seasonal factors such as weather conditions, level of rainfall and temperature may, among other things, affect the quality, overall supply and availability of TCM raw herbs and TCM processed herbs that we source. Our operations and the supply of a number of our products, particularly the TCM raw herbs that we source from local plantations in the Da Bie Mountains in Anhui province, are affected by weather conditions in the markets where we operate. Sustained adverse weather conditions such as rain, extreme cold or snow could disrupt or curtail cultivation and harvesting activity which in turn could reduce supply, delay our procurement of products, particularly the TCM raw herbs, and negatively affect the quality of our products and have a material adverse effect on our business, financial condition and results of operations.

In addition, natural disasters such as fires, earthquakes, snowstorms, extreme climatic or weather conditions such as floods or droughts, or natural conditions such as crop disease, pests or soil erosion, may negatively impact the cultivation and harvest of the TCM raw herbs and TCM processed herbs. The occurrence of any of these may have a material adverse effect on our business, financial condition and results of operations.

Actual climate conditions may vary from historical patterns and may be affected by variations in weather patterns, including any potential impact of climate change. The effects of climate change may produce more variable or severe weather events that can adversely affect our ability to source the TCM raw herbs and TCM processed herbs that we sell. Each of these events could increase our cost of operations or affect our profitability.

Our operating results are subject to seasonal fluctuation and other variations.

TCM raw herbs are typically harvested during the fourth quarter which results in additional revenue being generated in the fourth quarter. The TCM raw herb plantation management business is also affected by changes in weather conditions. Furthermore, the demand for certain of the products that we distribute, especially antibiotics and flu medicines, tend to be higher during the fourth quarter due to the beginning of the school year and the prevalence of coughs, colds and influenza during these months. As a result, our net sales and net income may fluctuate with net sales and net income generally being higher in the fourth quarter as compared to the other quarters. For example, our net sales in the fourth quarter of 2010 were $37.4 million, while our net sales in the first, second and third quarters of 2010 were $24.9 million, $19.4 million and $27.0 million, respectively. As a result, we expect climatic conditions and seasonality to continue to have an impact on our results of operations.

The harvest cycles of some of the TCM raw herbs that we sell and distribute may take two to four years and we are subject to risk of change in demand and price for TCM raw herbs.

We have entered into purchase and sales arrangement with the village committees to procure certain TCM raw herbs grown by local farmers. We specify the types of herbs to be grown by the farmers based on anticipated market demands. Some of the TCM raw herbs grown by the farmers cannot be harvested within one year. As it takes two to four years for some of our TCM raw herbs to sufficiently mature for harvesting, we are subject to the risk of change in demand and pricing during the time between planting and harvesting. We cannot assure you that we will be able to accurately predict the demand and pricing of TCM raw herbs in the future or we will be able to respond to a change in demand in a timely manner. Accordingly, our business, financial condition and results of operations may be materially and adversely affected.

We have short-term annual supply agreements and may not be able to maintain our supplier relationships in our pharmaceutical sales and distribution business.

We generally enter into annual supply agreements with the wholesale suppliers of the TCM pharmaceuticals, Western pharmaceuticals and medical products that we distribute. Manufacturers and other suppliers may not continue to sell products to us on commercially reasonable terms, or at all. We may not be able to establish relationships with new manufacturers and other suppliers, or extend existing relationships with suppliers when our agreements with them expire. Our annual supply agreements may be terminated from time to time due to reasons beyond our control. Moreover, the annual supply agreements for most of our products are not exclusive and our competitors may obtain the distribution rights for some of the products that we currently sell. We may not be able to extend the terms or geographical area of our existing exclusive distribution rights which are currently limited to Anhui province, or obtain distribution rights for new products that we desire on favorable terms, or at all. The occurrence of any of the above could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to adapt to changes in the PRC pharmaceutical industry.

The PRC pharmaceutical industry is characterized by rapid advances in science and technology and the emergence of new viruses or bacteria that lead pharmaceutical manufacturers to discover and develop new pharmaceuticals and other products and treatments. We must improve and diversify our product portfolio to respond to these changes and developments. We must also secure distribution agreements with pharmaceutical manufacturers or wholesalers for new and competitively priced pharmaceutical products. We may not be able to respond to these changes by improving our product portfolio or services or distributing new products in a timely fashion.

We may fail to grow our business organically or through acquisitions and any growth may expose us to significant business risks.

We plan to grow our business organically and through acquisitions. As part of our organic growth strategy, we plan to expand our distribution and warehouse facilities. We plan to construct new warehouse facilities for our sales and distribution business. Investment we make in our distribution and warehouse facilities may not produce anticipated results or economic benefits and the construction of these facilities may not progress smoothly or within budget. Furthermore, the integration of these new facilities into our existing operations may take more time than is anticipated or scheduled.

We also plan to construct a TCM raw herb processing plant, which will allow us to enter the TCM herb processing business to capture higher profit margins. Entering into the herb processing business involves significant investments in production facilities and related equipment. In addition, the TCM processed herbs that we will process may not meet our customers’ specifications.

When appropriate opportunities arise, we may acquire other pharmaceutical distributors. We currently do not have any specific acquisition plans or targets and we have not entered into any definitive agreements with potential targets. We may not be able to identify and secure suitable acquisition opportunities. Our ability to effectively consummate and integrate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing on satisfactory terms for acquisitions, if at all.

Moreover, if an acquisition target is identified, we may not be able to enter into arrangements on commercially reasonable terms with the target’s management and shareholders, if at all. Future acquisitions may also expose us to potential risks, including risks associated with:

•	expected synergies from future acquisitions may not materialize;

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities such as additional indebtedness, costs, and contingent liabilities;

•	the diversion of financial or other resources from our existing businesses;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with our employees or customers.

In addition, we intend to expand our sales and distribution network to additional third- and fourth-tier cities in China to further our geographical reach to our customers. However, we may not be successful in expanding our sales and distribution network. Our sales, distribution, logistic and value-added services and products may face competition from similar services and products offered by our competitors. As a result, the success of our expansion depends on many factors, including our ability to form relationships with, and manage an increasing number of, customers, suppliers and distributors nationwide and optimize our distribution channels. If we fail to expand our sales and distribution network in our targeted areas as planned or if we are unable to compete effectively with other distributors in geographical areas that we plan to enter into, our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to obtain adequate financing to fund our capital requirements.

We may need to obtain financing to fund our future growth and expansion. In the past, we have relied on cash generated from our operations, short-term and long-term loans and investments from private equity funds to fund our capital requirements. We may need to raise additional capital by equity or debt issuances or loans. Financing may not be available on terms favorable to us, or at all. Future debt financings may require us to enter into covenants restricting the way we operate our business and other financial activities. Failure to obtain financing on acceptable terms may affect our expansion plans or ability to respond to competitive pressures or unanticipated requirements, which may materially and adversely affect our business, financial condition and results of operations.

The TCM raw herbs or the products that we sell and distribute may become contaminated or deteriorate, and we may be exposed to negative publicity about product safety which could have a negative impact on our financial condition.

The contamination or deterioration of the TCM raw herbs or the products that we sell and distribute could harm our reputation and business. A risk of contamination or deterioration exists at each stage of our operations, including stocking and delivery of products to our customers, and the storage and shelving of products at our facilities. The cultivation and harvest of raw herbs are also subject to risks of contamination or deterioration. Any such contamination or deterioration could result in a recall of the TCM raw herbs that we source from local farmers or the products that we sell and distribute and criminal or civil liability and restrict our ability to sell our products, which would have a material and adverse effect on our business, financial condition and results of operations.

We may also be affected by factors such as negative publicity resulting from the publication of industry findings, research reports or health concerns concerning the safety of pharmaceutical and TCM products produced in China or our products in particular. Such complaints and negative publicity may lead to a loss of consumer confidence and a reduction in the demand for the TCM raw herbs or the products that we sell and distribute.

We may be subject to product liability claims and we do not have product liability insurance.

All of our products are sold in the PRC. In the event that the TCM raw herbs or the products that we sell and distribute are found to be unfit for human consumption or detrimental to health and cause illness or death as a result of our negligence, we may be subject to product liability claims. Negative effects to health may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during various production and distribution processes.

We have not obtained any liability insurance for third party pharmaceutical products sold or distributed by us, as this is not a statutory requirement under current PRC laws and regulations and, to our knowledge, such product liability insurance is not typically available in the PRC. Under the Product Quality Law of the PRC, manufacturers and vendors are liable for property damage or personal injuries caused by their defective products. In addition, under the Law of the Protection of the Consumer’s Rights and Interests, the relevant administration for industry and commerce is authorized to impose penalties on manufacturers and vendors for such product liability. All business entities must observe and comply with the Law of the Protection of the Consumer’s Rights and Interests in providing goods and consumer services. We may face product liability claims, or criminal claims in some circumstances, arising from use of the products that we sell or distribute. Although our supplier agreements contain provisions that provide us with the right to seek compensations from our suppliers in relation to all losses arising or in connection with the sales of our suppliers’ products, any actions taken by consumers against us may jeopardize our reputation and adversely affect our sales. Even if we are able to successfully defend such claims, customers may lose confidence in our products, thereby adversely affecting our business and reputation. Further, we may incur significant expenses, time and effort in defending such claims.

We face increasing labor costs in the PRC, which could materially and adversely affect our profitability.

Our industry is labor intensive. While we believe we will have sufficient labor supply to support our operations, labor costs in the PRC have been increasing in recent years and could continue to increase in the future. In particular, recent reforms by regional provinces in the PRC have resulted in increases in the minimum wage of approximately 20 to 30%. This could increase the prices for our products and fees for our services and decrease demand for such products and services, which could adversely affect our sales, financial condition and results of operations. If we are unable to pass on these increased labor costs to our customers by increasing the prices for our products and fees for our services due to competitive pressures in the markets where we operate, our profit margins may decrease and our results of operations may be adversely affected.

We have limited control over the availability and the quality of the local farmers with whom we cooperate because we do not employ them directly.

We source raw herbs that are cultivated by local farmers. Currently, an average of 700-800 such farmers per year work on the plantation sites where the TCM raw herbs we sell are grown. We do not employ these farmers directly. Instead, the farmers are recruited and employed by the local villagers’ committees that we have entered into agreements with. While we have not experienced any difficulties sourcing raw herbs from these farmers in the past, we have limited control over the availability and the quality of this labor. A shortage of suitable laborers or the inability to procure these raw herbs at commercially acceptable terms may adversely affect our business, financial condition and results of operations.

In the future, we may not be successful in competing with other pharmaceutical distributors in non-profit state-owned and state-controlled hospitals’ tender processes for medicine purchases.

Some of the hospitals that we sell and distribute products to have begun to implement centralized tender processes for the purchase of medicines listed in the State Basic Medical Insurance Catalogs and medicines commonly listed in these catalogs are prescribed for clinical uses and in high volumes. Pharmaceutical products listed on the State Basic Medical Insurance Catalogs are covered by national medical insurance program. See “Regulation—Reimbursement under the National Medical Insurance Program” for details. The centralized tender process is conducted once a year in various provinces or cities in China. Non-profit hospitals and healthcare institutions belonging to State-owned enterprises (including State-controlled enterprises) or to the people’s government at the county level or above can purchase only from winning bidders through the centralized tender processes. If the pharmaceutical manufacturing enterprises’ bids are successful, we can sell and distribute products, with the delegation by such pharmaceutical manufacturing enterprises, to the medical institution. Our failure to successfully compete with other pharmaceutical distributors in tender processes could have a material and adverse effect on our business, financial condition and results of operations.

Our success is dependent on retaining our senior management and key personnel who would be difficult to replace.

Our success depends largely on the continued services of our senior management and key personnel. In particular, our success depends on the continued services of Xuexiang Ai, our chief executive officer. Mr. Ai has been instrumental in developing our business model and is crucial for our business development. Although he is a party to an employment agreement, Mr. Ai may not continue in his present capacity for any particular period of time. We do not maintain key employee insurance on any of our personnel. The loss of the services of one or more members of our senior management team or key personnel could hinder our ability to effectively manage our business and implement our growth strategies, and we may not be able to appoint or integrate adequate replacement personnel into our operations in a timely manner, or at all. Our failure to do so could in turn disrupt our operations and the growth of our business.

Our ability to retain our senior management and key personnel is subject to numerous factors, including the compensation packages we offer, our ability to maintain a cohesive company culture and other factors. If any member of our senior management team or other key personnel joins a competitor or forms a competing company, we may lose customers and key employees and may not be able to promptly fill their positions with comparably qualified individuals without a significant increase in costs. Any of the foregoing adverse developments may materially and adversely affect our business, financial condition and results of operations.

We rely on information systems to manage our operations and any system failure or deficiencies in our information systems may have a material and adverse effect on our business, financial condition and results of operations.

Our businesses rely on our information systems to process, analyze and manage our operational data. We rely on these systems to, among other things:

•	facilitate the purchase and distribution of inventory items from our distribution center to our customers;

•	monitor the daily operations of our distribution network and supply chain;

•	receive, process and deliver orders in a timely manner;

•	manage the billing and collections for our customers; and

•	process payments to suppliers.

Any damage, unforeseen events or system failure which cause interruptions to input, retrieval and transmission of data or increase in service time could disrupt our normal operations. We may not be able to effectively carry out our disaster recovery plan to handle the failure of our information systems or restore our operation capacity within a sufficiently adequate time frame to avoid disruptions to our business. In addition, if we cannot upgrade our information systems in a timely manner or on commercially acceptable terms to meet our expanding needs, our ability to expand may be constrained. The occurrence of these events may have a material and adverse effect on our business, financial condition and results of operations.

We may be exposed to potential risks relating to our internal controls over financial reporting.

If we do not have adequate internal accounting controls, we may not be able to appropriately budget, forecast and manage our funds, we may also be unable to prepare accurate accounts on a timely basis to meet our continuing financial reporting obligations and we may not be able to satisfy our obligations under US securities laws. Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of U.S. public companies’ internal control over financial reporting, and attestation of this assessment by their independent registered public accountants. While the Dodd-Frank Wall Street Reform and Consumer Protection Act exempts non-accelerated filers with respect to the attestation by their independent registered public accountants as to financial controls, this exception does not affect the requirement that we include a report of management on our internal controls over financial reporting and will not affect the requirement to include the auditor’s attestation if we become an accelerated filer. Existing standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Subsequent to filing our annual report on Form 10-K on March 31, 2010 and our quarterly report on Form 10-Q filed on May 19, 2010, we identified concerns relating to our historical financial statements related to a change in the application of accounting for business combination from the pooling-of-interest method to the purchase method for the 2006 acquisition of Anqing Zhongxi and have restated those financial statements in these reports on Form 10-K/A and Form 10-Q/A, respectively. The restatement of our financial statements for the fiscal year ended December 31, 2009 was necessary to (i) amend and restate our stockholders’ equity for the fiscal years ended December 31, 2009 and 2008, and the related notes thereto, in light of a change in the application of accounting for business combination from the pooling-of-interest method to the purchase method for the 2006 acquisition of Anqing Zhongxi, (ii) to treat the shares issued to complete the share exchange transaction between us and Rolling Rhine as being outstanding in the earliest period for which financial statements were presented and to treat the outstanding shares of Rolling Rhine as if they were issued to acquire us, (iii) to correct the earnings per share calculation to reflect the fact that the share exchange shares are treated as being outstanding in the earliest period for which financial statements were presented, and (iv) in order to amend and restate our statement of cash flows in light of our use of an incorrect exchange rate in computing certain items. The restatement of our interim unaudited financial statements for the period ended March 31, 2010, was necessary to reflect the effects of the December 31, 2009 restatement on our March 31, 2010 financial statements, and in order to amend and restate our statement of cash flows in light of our use of an incorrect exchange rate in computing certain items for the period ended March 31, 2010. Because of the application of the pooling-of-interest accounting for the 2006 acquisition of Anqing Zhongxi, management determined that a material weakness existed with respect to our reporting of complex non-routine transactions. As a result, management has revised its assessment of the effectiveness of our internal control over financial reporting due to material weakness in our reporting of complex, non-routine transactions, and concluded that as of December 31, 2009, our internal control over financial reporting was not effective. We cannot guarantee the implementation of controls and procedures in future years to be without any significant deficiency or material weakness.

Any misstatements or adjustments due to errors or the failure to satisfy our reporting obligations on a timely basis could have a material adverse effect on our business, financial condition and results of operations. Our past restatements and our inability to have effective internal control over financial reporting may also create a public perception that our financial statements do not fairly present our results of operations and financial condition and adversely affect the trading price of our common stock.

We may be exposed to potential risks relating to our ongoing compliance with our reporting obligations.

We will be required to comply with all reporting and listing requirements on a timely manner and maintain our corporate governance and independent director standards. During 2010 and 2011, we were non-timely in the filing of some of our interim reports on Form 10-Q and our annual report on Form 10-K. In addition, some of the operational data in our previous public filings was not accurate. To ensure ongoing compliance with our reporting obligations, we may incur increased costs and management time. If we fail to meet our ongoing reporting obligations in a timely and accurate manner, we may face regulatory sanction and related penalties. The occurrence of any of these could have an adverse affect on our result of operations, financial condition and reputation.

We rely on limited storage facilities for our products that we sell and distribute and may not have sufficient insurance coverage. Any disruption to our current facilities could significantly disrupt our operations.

Our existing storage facilities are limited in storage capacity and are centralized at our headquarters in Anqing, Anhui province. As a result, our operations are subject to uncertainties and contingencies beyond our control that may materially and adversely affect our business and operations. These uncertainties and contingencies include industrial accidents, fires, floods, droughts, storms, earthquakes, snow storms, other natural disasters and catastrophes. We may also face equipment failures or other operational problems, strikes or other labor difficulties and disruptions to public infrastructure. Such events may occur from time to time and our facilities or operations may be materially damaged or disrupted as a result. As our existing storage facilities are limited, any such disruption or damage to our facilities could cause us to reduce or halt our operations, prevent us from meeting customer orders, negatively affect our business reputation, increase our costs of operation or require us to make unplanned capital expenditures, any of which may have a material and adverse effect on our business, financial condition and results of operations.

Except for our inventory, we do not have any insurance coverage for our office and warehouse facilities. We also do not have any business interruptions insurance coverage. We may incur damages from fire, floods, storms, earthquakes, natural disasters and other catastrophes. If we were to incur substantial losses or liabilities that are not covered by our insurance policies, we may have to pay, out of our own funds, for financial and other losses, damages and liabilities, which may have a material and adverse effect on our business, financial condition and results of operations.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including PRC anti-corruption laws and the United States Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties which could harm our reputation and have a material and adverse effect on our business.

We are subject to the United States Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. The PRC also strictly prohibits bribery of government officials. We have operations, agreements with third parties, and make all of our sales in China. Our activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents, or distributors, even though they are not always subject to our controls. We have implemented safeguards to discourage these practices by our employees and affiliated persons. However, our existing safeguards and any future improvements may not totally preclude our employees, consultants, sales agents, or distributors from engaging in conduct for which we might be held responsible. We are also in the process of implementing a detailed FCPA compliance program throughout our organization. This program has not been fully implemented and may not be effective and the failure to develop and maintain effective FCPA compliance programs could result in violations of FCPA or the applicable PRC anti-corruption laws. Violations of the FCPA or the PRC anti-corruption laws may result in severe criminal or civil sanctions and other liabilities, which could negatively affect our business, financial condition and results of operations. In addition, we may be liable for successor liability FCPA violations committed by companies that we invest in or acquire.

Negative publicity or media coverage of our company, our chief executive officer or any of their respective affiliates could materially and adversely affect our reputation, business, financial condition and the price of our Shares.

In the PRC, there has been negative publicity or media coverage concerning the corporate affairs of a company for which our chief executive officer acted as legal representative. For example, there have been articles posted on websites alleging improper business activities on the part of that company and our chief executive officer. Such media coverage, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our reputation, business, financial condition and price of our common stock. We cannot assure you that there will not be similar or other negative publicity or other media coverage related to us, our management or our affiliates in the future.

We may be subject to potential disputes or challenges by regulatory authorities relating to the equity interests of Anqing Zhongxi.

Since the reorganization of Anqing Zhongxi, our PRC operating subsidiary was converted from a state-owned enterprise to a private company and was established as Anqing Zhongxi Pharmaceutical Company Limited in 1997. Since then, we have also undergone several capital increases and equity changes, eventually resulting in our current shareholding structure. Due to lapses in registration at the local administration of industry and commerce and management of Anqing Zhongxi’s internal documents, some important legal documents prepared after the establishment of Anqing Zhongxi are missing, or were not properly kept. As a result, there might be a lack of sufficient, conclusive and comprehensive evidence to prove the clearness and completeness of some historical equity interests relationships of Anqing Zhongxi. Therefore, Anqing Zhongxi has been and going forward may be subject to disputes concerning ownership of its equity interests.

If a dispute or challenge by regulatory authorities on the status of or previous transactions involving our equity interests, including transactions involving equity ownership transfer and its corresponding consideration arise, our reputation may be adversely affected and any finding or ruling that differs from our current equity ownership structure, could have a material adverse effect on our business, financial condition or results of operations as well as our shareholders.

Our business operations may be adversely affected or interrupted due to the lack of a valid building ownership certificate for a temporary warehouse. In addition, our expansion strategies may be adversely affected if we fail to obtain a valid land planning permit for the site where we intend to construct our new distribution and warehouse facilities.

Our chief executive officer has not obtained a valid building ownership certificate for the temporary warehouse that we lease from him and such warehouse facility accounts for approximately 40 percent of the total warehouse space and is used by us to support our distribution activities and warehouse operations. Based on the current PRC laws and regulations, our chief executive officer may be subject to government sanction if he does not obtain planning, construction or other permits in relation to the building ownership certificate. Our chief executive officer may be subject to fines which may be imposed by the PRC authorities, for occupying, utilizing or leasing such building, or he may be compelled to demolish this building and the lease arrangements in relation to the properties without valid building ownership certificate may be recognized as invalid. Although our chief executive officer has agreed to indemnify us for any relocation and other related costs and all other losses, our business operations may be adversely affected or interrupted.

In addition, we have not obtained a valid land planning permit for the site where we intend to construct our new distribution and warehouse facilities. Based on the current PRC laws and regulations, failure to obtain such permit could cause us to lose our land-use right. We have applied for the land planning permit. If we cannot obtain a valid land planning permit, our expansion strategies may be adversely affected.

Risks Relating to Our Industry

We face intense competition that may prevent us from maintaining or increasing our market share.

We sell and distribute pharmaceuticals and sell TCM raw and processed herbs and face competition from operators in each of our businesses. The pharmaceutical distribution business in the PRC is intensely competitive, rapidly evolving and highly fragmented. Our competitors include regional and local pharmaceutical distributors. Our existing or potential competitors may have substantially greater financial, technical, research and development, marketing, distribution and other resources than we do. We may not be able to remain competitive by distinguishing our distribution services, offering competitive price or maintaining our customers relationships, and we may not increase or maintain our existing market share. Furthermore, China’s entry into the World Trade Organization may foster increased competition from multinational pharmaceutical companies. Such competitors may also have greater brand recognition, established distribution networks, larger customer bases or more extensive knowledge of our target markets. Additionally, our competitors in the TCM raw herb plantation management business may develop products superior to or more affordable than ours or may more effectively market their products. Any significant increase in competition could materially and adversely affect our profitability. If we are unable to adapt to changing market conditions and compete effectively against our competitors, our business, financial condition and results of operations may be materially and adversely affected.

The PRC healthcare industry is highly regulated, and we may not be able to adapt to future changes in regulatory framework, requirements and enforcement trends.

The healthcare industry in China is highly regulated. We are governed by various local, provincial and national regulatory regimes in all aspects of our operations, including licensing and certification requirements and procedures for manufacturers and distributors of pharmaceutical and healthcare products, operating and security standards and environmental protection regulations. The legal framework, licensing and certification requirements and enforcement trends in the healthcare industry may change, and we may not successfully respond to such changes. Such changes may result in increased compliance costs, which may materially and adversely affect our business, financial condition and results of operations.

We are subject to regular inspections, examinations, inquiries or audits by relevant regulatory authorities for maintaining or renewing the various permits, licenses and certificates required for our distribution of pharmaceutical products and provision of related logistical services. If any of our products or facilities fails such inspections, our business, profitability and reputation in the industry may be adversely affected.

Counterfeit pharmaceuticals in China could materially and adversely impact our reputation, business, financial condition and results of operations.

Our products are subject to competition from counterfeit pharmaceuticals, or pharmaceuticals manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and manufacturer. Counterfeiters may illegally manufacture and market pharmaceuticals under the brand names of the products we distribute or those of our competitors. Counterfeit pharmaceuticals are generally sold at lower prices than authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under the brand names we distribute results in adverse side effects to consumers, we may be associated with any resulting negative publicity and legal proceedings. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with pharmaceutical products we distribute, which could have a material and adverse impact on our revenues, business and results of operations. Although the PRC government has recently been active in policing counterfeit pharmaceuticals, China does not yet have an effective counterfeit pharmaceuticals regulation control and enforcement system. The proliferation of counterfeit pharmaceuticals has grown in recent years and may continue to grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could have a material and adverse effect on our reputation, business, financial condition and results of operations.

Risks Relating to Doing Business in the PRC

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in the PRC, our liquidity and access to capital, and our ability to operate our business.

Our business, financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over its economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of the PRC’s economy. These actions, as well as future actions and policies of the PRC government, could materially and adversely affect our liquidity and access to capital and our ability to operate our business.

The PRC legal system is evolving and has inherent uncertainties which could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government promulgated a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation has significantly enhanced protections afforded to various forms of foreign investment in the PRC. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, because PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. Also, intellectual property rights and confidentiality protections in the PRC may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the medical industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

In addition, we have structured our business in a tax efficient manner. If any of these arrangements are successfully challenged by the relevant tax authorities, we may incur additional tax liabilities, which could adversely affect our results of operations or financial condition.

We may be subject to risks in connection with Anqing Zhongxi’s past failure to contribute to the housing provident fund for its employees in accordance with applicable PRC laws.

We recently established our housing funds registration in April 2011. Prior to such date, we have not paid any past housing provident fund contributions for and on behalf of our employees. Enterprises which do not make housing provident fund contributions for their employees may be ordered to make such payment within a specified period, and where the payment has not been made after the expiration of the time limit, an application may be made by the relevant authority to the court for compulsory enforcement. We obtained a confirmation from the local housing provident fund authorities stating that they will not seek past contributions or related fines from us and we are currently in compliance with the relevant laws and regulations. However, we cannot assure you that we will not be required to pay such past contributions or related fines in the future. Any future findings against us with respect to our past failure to contribute to the housing provident funds could have an adverse effect on our business, results of operations, financial condition and prospects.

The inability or failure of us or our PRC resident shareholders, including our chief executive officer, to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC residents. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholder who are PRC residents.

During the process of preparing for this offering, our chief executive officer, Xuexiang Ai, has consulted with relevant SAFE officials about how to comply with the SAFE registration requirements and has submitted the registration application to the local Anqing SAFE. We cannot assure you that our chief executive officer, Xuexiang Ai, can obtain such SAFE registrations or approvals on a timely basis, or at all. Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us or our PRC resident shareholders, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by us or our PRC resident shareholders. In addition, in some cases, we may have little control over our historical, existing or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. For example, some of our historical PRC resident shareholders have failed to register with SAFE in relation to their shareholdings in our Company in the past. A failure by us or by our historical, existing or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to penalties or other legal sanctions (such as those for evasion of applicable foreign exchange restrictions) and various restrictions, such as cross-border investment activities, contribution of additional capital into our PRC subsidiaries, including the transfer of the proceeds from this offering into our PRC subsidiaries, distribution of profits and proceeds from any reduction in capital, share transfer or liquidation to us, or limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure.

Dividend payments made by our PRC subsidiary in 2007 and 2008 may not have complied with SAFE regulations and might subject us to liability and penalties that could materially and adversely affect our results of operation and financial condition.

Under SAFE regulations, dividend distributions to an offshore shareholder cannot be made to an onshore entity or any domestic resident, unless the relevant SAFE permit has been obtained. In 2007 and 2008, without a SAFE permit, our PRC subsidiary distributed to its then shareholder Full King, a British Virgin Islands company, dividends in the amount of RMB5 million and RMB336 million ($0.7 million and $47.6 million as recorded in our financial statements using the U.S. dollar as reporting currency), respectively, by paying three domestic individuals and an onshore entity that received such dividends on its behalf. Failure to comply with these SAFE regulations may result in liability and penalties to us, including, among others, for evasion of applicable PRC foreign exchange restrictions. We cannot assure you that the penalties would not be a substantial amount or that they would not have a material and adverse effect on our business, financial condition or results of operations.

We may be required to pay additional enterprise income taxes if the relevant PRC tax authorities hold that any of our equity transfer arrangements was not made on an arm’s length basis.

The State Administration of Taxation issued the “Circular on Strengthening the Administration of Enterprise Income Tax on Income Derived from the Equity Transfer of Equity by Non-resident Enterprises” (Guo Shui Han (2009) No.698), or the Circular, on December 10, 2009, which was made retroactively effective as of January 1, 2008. Pursuant to the Circular, when a non-resident enterprise transfers its equity in a resident enterprise to its associates, if its taxable income is reduced because the transfer price was not determined on an arm’s length basis, the tax authorities may adjust the transfer price using a reasonable method. Furthermore, if an offshore investor (the actual controlling party) simultaneously transfers the equity of multiple onshore or offshore holding companies, the resident enterprise whose equity is transferred shall furnish to the relevant tax authorities the entire transfer agreement as well as any other agreements relating to the transactions to which the resident enterprise itself is involved.

In connection with our reorganization, we conducted, or were involved in, a series of transfers of equity interests in our subsidiaries in China and overseas. If the relevant PRC tax authorities hold that any such transfers were not made on an arm’s length basis and make corresponding adjustments that would lead to a transfer premium, we may be required to pay additional enterprise income taxes. However, as it has not been long since the Circular was issued and further implementation rules or express interpretations have not been issued by the State Administration of Taxation, it remains unclear (i) how the PRC tax authorities will review equity transfers completed prior to the issuance of the Circular in determining whether or not such equity transfers were made on an arm’s length basis and (ii) how offshore transferors will fulfill their obligations to report to the relevant PRC tax authorities.

The fluctuation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition.

Substantially all of our revenues and expenditures are denominated in Renminbi, while the net proceeds from this offering will be denominated in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power in Renminbi terms of the proceeds from this offering. As the functional currency for our PRC subsidiary is the Renminbi, fluctuations in the exchange rate may also cause us to incur foreign exchange losses on any foreign currency holdings it may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China, or the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated approximately 21.5% against the U.S. dollar over the following three years. The Renminbi reached a high against the U.S. dollar in July 2008 and subsequently traded within a narrow range against the US dollar, remaining within 1% of its July 2008 high, until September 2010 when it increased beyond such 1% band. In June 2010, the PBOC announced its intention to increase the flexibility of the exchange rate. It is difficult to predict how Renminbi exchange rates may change going forward. Any fluctuation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries.

Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our stockholders, including holders of our common stock.

Since substantially all of our assets are located outside of the United States and all of our directors and officers reside outside the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us and our officers and some directors in the U.S. or to enforce a United States court judgment against us or them in the PRC.

All of our directors and officers reside outside the United States. In addition, our operating subsidiary is located in the PRC and substantially all of its assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in United States courts, to enforce such judgments in PRC courts. Further, there are no extradition treaties now in effect between the United States and the PRC which may limit the effective enforcement against us or our officers and directors of criminal penalties, under the U.S. federal securities laws or otherwise.

Our business operations may be adversely affected by present or future environmental regulations and enforcement.

Since the beginning of the 1980s, China has formulated and implemented a series of environmental protection laws and regulations. Our operations are subject to these environmental protection laws and regulations in China. These laws and regulations impose fees for the discharge of waste substances, permit the levy of fines and claims for damages for serious environmental offences and allow the PRC Government, depending on the seriousness of the environment offences, to impose fines or enact orders to suspend the business operations of any enterprises that fail to accomplish the task of controlling certain pollutions within the ordered period. Our operations are in compliance with PRC environmental regulations in all material aspects. The PRC Government has taken steps and may take additional steps towards more rigorous enforcement of applicable environmental laws, and towards the adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce current or new regulations in a more rigorous manner, we may be required to make additional expenditures on environmental matters, which could have an adverse impact on our financial condition and results of operations. In addition, environmental liability insurance is not common in China. Therefore, any significant environmental liability claims successfully brought against us would adversely affect our business, financial condition and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC stockholders.

Under the PRC Enterprise Income Tax Law that took effect on January 1, 2008, the enterprises that are incorporated under foreign laws but “de facto management bodies” which are located in the PRC are recognized as resident enterprises. And pursuant to Implementary Regulations for the Enterprise Income Tax Law, de facto management bodies” are defined as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” As such, an enterprise outside of China whose “de facto management bodies” are located in China is considered a “resident enterprise” and will be subject to a uniform 25% corporate income tax rate on its global income.

However, there have been no official implementation rules regarding the determination of the “de facto management bodies” for foreign enterprises which are not invested and controlled by PRC enterprises (including companies like ourselves). Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents, as is our case. Since substantially all of our management is currently based in China and is expected to remain in China in the future, we cannot assure you that we will not be considered a “resident enterprise” under the PRC Enterprise Income Tax Law and not be subject to the corporate income tax rate of 25% on our global income or our foreign investor who is a non-resident enterprise not be subjected to the withholding tax of 10% on dividend payments or capital gains to our common stock, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct all of our business through our subsidiary established in China. We rely on dividends paid by this subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions to our stockholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiary including a wholly foreign-owned enterprise, or WFOE, is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its reserve fund or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. Our statutory surplus reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of December 31, 2010, our PRC subsidiary had allocated approximately $5.7 million to statutory surplus reserves.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contribution or loans to our operating subsidiary in China.

Any capital contributions or loans, that we, as an offshore entity, make to our foreign-invested subsidiary in China, including from the proceeds of this offering, are subject to PRC regulations. For example, any of our loans to our foreign-invested operating subsidiary in China cannot exceed the difference between the total amount of investment that our foreign-invested operating subsidiary in China is approved and the registered capital of such operating subsidiary, and any such loans must be registered with the local branch of the SAFE. In addition, our additional capital contributions to our operating subsidiary in China must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our operating subsidiary in China or to fund its operations may be adversely affected, which could harm liquidity of our operating subsidiary in China and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Risks Relating to the Offering

Our directors and executive officers beneficially own a majority of our outstanding common stock, which gives them control over certain major decisions on which our stockholders may vote, which may discourage an acquisition of our Company.

Our executive officers and directors own, in the aggregate, a majority of our outstanding common stock prior to this offering. The interests of the officers and directors may differ from the interests of other stockholders. As a result, the officers and directors will have the right and ability to control virtually all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	electing or defeating the election of directors;

•	amending or preventing amendment of our company’s Articles of Incorporation or By-laws;

•	effecting or preventing a merger, sale of assets or other corporate transaction; and

•	controlling the outcome of any other matter submitted to the stockholders for vote.

The stock ownership of our officers and directors may discourage a potential acquirer from seeking to acquire our common stock or otherwise attempting to obtain control of our company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

There has been no public market for our common stock prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the NASDAQ Global Market. If an active trading market for our common stock does not develop after this offering, the market price and liquidity of our common stock will be materially and adversely affected. The offering price for our common stock will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our common stock after this offering. We cannot assure you that an active trading market for our common stock will develop or that the market price of our common stock will not decline below the offering price.

The market price for our common stock may be volatile.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other pharmaceutical companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common stock; and

•	sales or perceived sales of additional common stock.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material and adverse effect on the market price of our common stock.

Substantial future sales or the perception of sales of our common stock in the public market could cause the price of our common stock to decline.

Sales of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have                      shares of common stock outstanding. All shares of our common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, if applicable, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act of 1933. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent these shares are sold into the market, the market price of our common stock could decline.

In connection with the Registration Rights Agreement, we intend to file a shelf-registration statement with respect to the shares of common stock underlying the conversion of the Series A preferred stock pursuant to rights granted under the Private Placements. The selling stockholders are subject to the 180-day lock-up period described above. Registration of these shares under the Securities Act of 1933 will result in these shares becoming freely tradable subject to certain filing requirements under the Securities Act of 1933 immediately upon the effectiveness of the registration. The sale of these registered shares in the public market could cause the price of our common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value of common stock purchased.

The offering price per share of our common stock will be substantially higher than the net tangible book value per share prior to the offering. Consequently, when you purchase our common stock in the offering, you will incur an immediate dilution of $             per share, representing the difference between our net tangible book value per share as of December 31, 2010, after giving effect to this offering and assuming that the offering price is $             per share, the midpoint of the price range set forth on the cover of this prospectus.

Provisions in our articles of incorporation and bylaws or Nevada law might discourage, delay or prevent a change of control of us or changes in our management and, therefore depress the trading price of the common stock.

Our articles of incorporation authorize our board of directors to issue up to 20,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. On December 3, 2009, we issued 15,847,099 shares of Series A preferred stock that included similar rights and preferences. These shares of Series A preferred stock will be converted into shares of our common stock automatically upon the listing of our common stock on The NASDAQ Global Market. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

In addition, Nevada corporate law and our articles of incorporation and bylaws contain other provisions that could discourage, delay or prevent a change in control of our Company or changes in our management that our stockholders may deem advantageous. These provisions:

•

deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

•	require any stockholder wishing to properly bring a matter before a meeting of stockholders to comply with specified procedural and advance notice requirements; and

•	allow any vacancy on the board of directors, however the vacancy occurs, to be filled by the directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

The risks and uncertainties involved in our business could affect the matters referred to in any forward-looking statements and it is possible that our actual results may differ materially from the anticipated results indicated in these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, without limitation, the following:

•	the effect of political, economic, and market conditions and geopolitical events;

•	legislative and regulatory changes that affect our business;

•	the availability of funds and working capital;

•	the actions and initiatives of current and potential competitors;

•	investor sentiment; and

•	our reputation.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which, in turn, are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. We have described in the “Risk Factors” section and elsewhere in this prospectus the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements.

Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

This prospectus also contains estimates and other statistical data prepared by independent parties and by us relating to market size and growth and other data about our industry. These estimates and data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates and data. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We expect to receive approximately $                     million of net proceeds (or approximately $             million, if the underwriters exercise their over-allotment option in full) from the sale of our common stock at an assumed initial public offering price of $                     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed public offering price of $                     per share of common stock would increase or decrease the net proceeds of this offering by $                     million.

We intend to use the net proceeds of this offering for the following purposes:

•	approximately $ million to expand our distribution and warehouse facilities;

•	approximately $ million to enter the TCM herb processing business;

•

approximately $             million to fund the expansion of the TCM raw herb cultivation sites by means of signing more TCM raw herbs purchase contracts which require pre-payments to local village committees; and

•	the balance for general working capital purposes.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

The foregoing expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amount and timing of our actual expenditures may vary significantly and will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds. Pending the allocation of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing obligations, investment grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

In utilizing the proceeds from this offering we are permitted, under PRC laws and regulations as an offshore holding company, to provide funding to our PRC operating subsidiary only through loans or capital contributions. Subject to satisfaction of applicable government registrations or approvals, we may extend inter-company loans or make additional capital contributions to our PRC operating subsidiary to fund their capital expenditures or working capital requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our operating subsidiary in China.”

DIVIDEND POLICY

Holders of our Series A preferred stock are entitled to receive cash dividends, which accrued at the rate of 5% per annum for the 12-month period following the issue date, December 3, 2009. From December 3, 2010, the holders of our Series A preferred stock will be entitled to receive cash dividends at the rate of 10% per annum for each 12-month period following December 3, 2010. We paid dividends to holders of Series A preferred stock in the amount of $807,534 and $57,534 for the year ended December 31, 2010 and for the period from the date of issue through December 31, 2009, respectively. Upon the closing of this offering, our Series A preferred stock will automatically convert to common stock and the Series A preferred stockholders will no longer be entitled to receive cash dividends in relation to the Series A preferred stock. In addition, we paid $47.6 million in dividends to a holder of our common stock, Full King International Investment Group Limited which is controlled by our chairman, Mr. Wan, in 2008. No dividend was paid to our common stockholders in 2009 or 2010, and we currently do not intend to pay any dividend to our common shareholders in 2011. Any future determination relating to the payment of dividends and our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiary in China is also required to set aside a portion of its after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis, to give effect to (i) the automatic conversion of all outstanding shares of Series A preferred stock into 15,847,099 shares of common stock upon the closing of this offering, and (ii) the sale by us of approximately                      shares in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed public offering price per share of $                     (the midpoint of the price range on the cover page of this prospectus).

	As of December 31, 2010
	Actual	Pro forma as adjusted
	(in thousands)
Stockholders’ Equity:
Common stock	$71.4	$
Series A preferred stock	$15.8	$
Additional paid in capital	$15,112.3	$
Statutory reserve	$5,677.0	$
Other comprehensive income	$6,329.8	$
Retained earnings	$37,683.6	$

Total	$64,889.9	$

Assuming the number of shares sold by us in the offering remains the same as set forth on the cover page, a $1.00 increase or decrease in the assumed offering price would increase or decrease, as applicable, our total capitalization by approximately $                     million.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our net tangible book value as of December 31, 2010 was approximately $64.9 million, or $0.91 per share of common stock. Net tangible book value per share represents the amount of total tangible assets minus the amount of total liabilities, divided by the total number of shares outstanding. Our pro forma net tangible book value as of December 31, 2010 was $             per share on that date. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding shares of Series A preferred stock into 15,847,099 shares of common stock upon the closing of this offering. Pro forma net tangible book value as adjusted adjusts pro forma net tangible book value to give effect to the issuance of and receipt of the estimated net proceeds from the sale of              shares of common stock in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed public offering price of $             per share, the midpoint of the estimated price range as shown on the front cover of this prospectus, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. Dilution is determined by subtracting pro forma net tangible book value per share of common stock from the initial public offering price per share of common stock. The following table illustrates the dilution on a per share basis assuming the underwriters do not exercise its over-allotment option:

Per share
Assumed offering price	$
Net tangible book value as of December 31, 2010	$
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred stock	$
Pro forma net tangible book value as adjusted after giving effect to the automatic conversion of all of our outstanding preferred stock and this offering	$
Amount of dilution in net tangible book value to new investors in this offering	$

The following table summarizes, as of             , 2011, as adjusted to give effect to the differences between the existing stockholder and the new stockholders, including holders of our Series A preferred stock that will be automatically converted into shares of our common stock upon completion of this offering, with respect to the number of shares held, the total consideration paid, and the average price per share paid by existing stockholders and by new investors at an offering price of $             before deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us and assuming all our existing preferred stock have been converted into our common stock on a one-to-one basis, as of the date of this offering.

	Stocks held			Total consideration			Average price per share of stock
	Number	Percent		Amount	Percent
($ in millions)
Existing stockholders			%			%	$
New stockholders			%			%
Total		100%			100%

A $1.00 increase or decrease in the assumed offering price would increase or decrease, as applicable, (i) net tangible book value per share by $             and (ii) dilution per share by $            , assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, commissions and other estimated offering expenses payable by us.

EXCHANGE RATE INFORMATION

Our business is conducted in China, and the financial records of our PRC subsidiaries are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency. The assets and liabilities of our PRC subsidiaries are translated from RMB into U.S. dollars at the exchange rates on the balance sheet date, shareholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rate for the period. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Fiscal Year Ended December 31,	Period End(2)	Average(3)	Low	High
	(RMB per U.S. Dollar)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8224	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7633	6.8330	6.6000
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900

(1)	The exchange rates are based on the noon buying rate in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	All yearly periods end on December 31 of the stated year. All monthly periods end on the last day of the stated month.
(3)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period; monthly averages are calculated using the average of the daily rates during the relevant period.

OUR HISTORY AND CORPORATE STRUCTURE

We were incorporated in the State of Nevada on September 13, 2007, under the name Tiger Acquisitions, Inc. It was organized as a vehicle to invest and, if such investment warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.

On February 20, 2009, we completed a share exchange transaction with Rolling Rhine, pursuant to which the shareholders of Rolling Rhine transferred 300,000 shares of Rolling Rhine, representing all of the issued and outstanding shares of common stock in Rolling Rhine, to us in exchange for the issuance of an aggregate of 67,131,660 shares of our common stock. As a result of the share exchange transaction, Rolling Rhine, and its subsidiaries, China Zhongxi, and Anqing Zhongxi, became our wholly-owned subsidiaries.

Rolling Rhine was incorporated in December 2007, under the laws of the British Virgin Islands, and China Zhongxi was incorporated in July 2008, under the laws of Hong Kong. China Zhongxi was formed for the purpose of owning 100% of the capital stock of Anqing Zhongxi, and Rolling Rhine was formed as a holding company for the purposes of owning 100% of the capital stock of China Zhongxi.

Prior to the completion of the share exchange transaction with Rolling Rhine, we were a shell company with no or nominal business operations, employees, or assets. As a result of the share exchange transaction, we ceased to be a shell company and acquired the business operations of Anqing Zhongxi.

On February 26, 2009, we changed our name to Sinocom Pharmaceutical, Inc.

Our Operating Company

Anqing Zhongxi, our operating company, was incorporated in December 1997 under the laws of the PRC. It was owned by a number of individuals until December 13, 2005 when it was acquired by a company under the common control of Rolling Rhine and China Zhongxi.

Full King International Investment Group Limited, a BVI incorporated company held 100% by Mr. Chi Kwong Wan (our chairman), acquired 100% of Anqing Zhongxi from its original shareholders, Mr. Xuexiang Ai, Mr. Xiaogao Xu and Mr. Hongsheng Ma. The certificate of approval on foreign investment was issued by the PRC Ministry of Commerce in March 2006. Mr. Xuexiang Ai is currently our chief executive officer, and Mr. Xiaogao Xu is our general manager.

In October 2008, Mr. Chi Kwong Wan transferred all of the equity interest of China Zhongxi to Rolling Rhine. At the same time, Full King International Investment Group Limited transferred all of its equity interest in Anqing Zhongxi to China Zhongxi. Following these transactions, China Zhongxi was a wholly-owned subsidiary of Rolling Rhine, which was wholly-owned by Mr. Chi Kwong Wan, and China Zhongxi owned 100% of the equity interest of Anqing Zhongxi.

In December 2009, we issued an aggregate of 15,847,099 shares of Series A preferred stock to DBS Nominees (Private) Ltd, or DBS, and SEAVI Advent Equity V (A) Ltd, or SEAVI, for an aggregate purchase price of $15.0 million at a price of $0.9465 per share as further described below.

The diagram below depicts our current corporate structure assuming the conversion of the Series A preferred stock into common stock.

(1)	If the underwriters exercise their over-allotment option in full, the following individuals and entities will sell the following number of shares: shares of common stock; and shares of common stock.

Private Placements

In December 2009, we issued an aggregate of 15,847,099 shares of Series A preferred stock to DBS Nominees (Private) Ltd, or DBS, and SEAVI Advent Equity V (A) Ltd, or SEAVI, for an aggregate purchase price of $15.0 million at a price of $0.9465 per share. The Series A preferred stock are convertible into our common stock upon the completion of this offering at a conversion ratio of one-to-one. The proceeds from the issuance and sale of the Series A preferred stock were primarily used to finance the construction of a modern GSP-certified pharmaceutical warehouse in Anhui province, PRC. On March 15, 2010, SEAVI acquired a further 3,207,936 shares of common stock from Siang Meng Tan. As a result of the private placement and the other transaction described above: (a) DBS owned 8,451,786 shares of Series A preferred stock and on an as converted, fully diluted basis 9.7% of our issued and outstanding share capital immediately prior to this offering and (b) SEAVI owned 7,395,313 shares of Series A preferred stock, 3,207,936 shares of common stock and on an as converted, fully diluted basis 12.2% of our issued and outstanding share capital immediately prior to this offering.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with our financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. Our consolidated statements of income data for each year ended December 31, 2008, and the balance sheet data as of December 31, 2009 and 2010 are derived from the audited financial statements included in this prospectus. Our consolidated statements of income data for the year ended December 31, 2007 and the balance sheet data as of December 31, 2007 and 2008 are derived from our audited financial statements not included anywhere in this document. Our consolidated statement of income data for the year ended December 31, 2006 and the balance sheet data as of December 31, 2006 are derived from unaudited financial statements which are not included anywhere in this document. Our historical results do not necessarily indicate our future results.

On February 20, 2009, we completed a share exchange transaction with Rolling Rhine. See “Our History and Corporate Structure” for more details. This transaction was accounted for as a “reverse merger” with Rolling Rhine deemed to be the accounting acquirer and us as the legal acquirer. Consequently, the assets and liabilities and the historical operations that are reflected in the financial statements for periods prior to the share exchange are those of Rolling Rhine’s and its operating subsidiary, Anqing Zhongxi, recorded at the historical cost basis. After completion of the share exchange, our consolidated financial statements include the assets and liabilities of our company and Anqing Zhongxi, the historical operations of Anqing Zhongxi and the operations of our company and our subsidiaries from the closing date of the share exchange.

As part of the reorganization, we discontinued the distribution of certain TCM products produced by a related party, Cheng Feng, in April 2008. These products contributed $13.4 million to our net sales in 2008, representing 20.7% of our total net sales in 2008. As a result of the discontinuation of these TCM products, our results of operations for 2008, 2009 and 2010 may not be directly comparable to each other. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Comparability.”

Consolidated Income Statement Data

	For the year ended December 31,
	2006	2007	2008	2009	2010
Sales, net	$69,201,681	$74,192,198	$64,772,822	$86,120,071	$108,654,024
Cost of sales	47,280,453	51,474,032	44,779,343	59,552,594	74,082,422

Gross profit	21,921,228	22,718,166	19,993,479	26,567,477	34,571,602
Selling expenses	465,212	743,076	1,877,771	2,480,854	3,695,936
General and administrative expenses	489,020	712,293	1,087,852	1,415,015	1,632,781

Income from operations	20,966,996	21,262,797	17,027,856	22,671,608	29,242,885

Total other income/(expense)	22,925	113,266	108,965	50,574	228,442

Income before income taxes	20,989,921	21,376,063	17,136,821	22,722,182	29,471,307
Provisions for Income taxes	6,926,674	7,054,101	4,327,610	5,809,640	7,478,584

Net income	$14,063,247	$14,321,962	$12,809,211	$16,912,542	$22,122,722

Net income available to common stockholders	$14,063,247	$14,321,962	$12,809,211	$16,498,384	$21,185,189

Net income per share of common stock
Basic	$0.21	$0.21	$0.19	$0.23	$0.30

Diluted	$0.21	$0.21	$0.19	$0.23	$0.25

Weighted average share of common stock outstanding(1)
Basic	67,131,660	67,131,660	67,131,660	70,817,934	71,416,660

Diluted	67,131,660	67,131,660	67,131,660	70,817,934	87,263,759

Cash dividend per share	$0.01	$0.01	$0.71	$—	$—

Notes:
(1)	To give effect to the automatic conversion of all of our outstanding Series A preferred stock into common stock upon completion of this offering.

Consolidated Balance Sheet Data:

	As of December 31,
	2006	2007	2008	2009	2010
Cash and cash equivalents	$22,560,290	$39,535,132	$5,302,591	$34,363,124	$24,783,238
Total Assets	38,939,717	57,590,985	20,783,951	61,132,961	84,178,841
Total Current Liabilities	9,779,595	12,293,525	8,191,403	18,473,992	19,288,848

Stockholders’ Equity
Common stock, par value $0.001; 150,000,000 shares authorized; 71,416,660 shares issued and outstanding	67,132	67,132	67,132	71,417	71,417

Preferred stock, par value $0.001; 20,000,000 shares authorized; 15,847,099 issued and outstanding	—	—	—	15,847	15,847

Total Stockholders’ Equity	$29,160,122	$45,297,460	$12,592,548	$42,658,969	$64,889,993

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates, and beliefs and involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an established pharmaceutical wholesaler and distributor in Central-Eastern China. According to a report that we commissioned from Frost & Sullivan, we were the fourth largest wholesale pharmaceutical distribution company headquartered in Anhui province in 2009 in terms of revenue. Our core businesses are (i) selling and distributing traditional Chinese medicines, or TCM, and Western pharmaceuticals and medical supplies to third and fourth tier cities in Central-Eastern China and (ii) managing TCM raw herb plantations.

We sell and distribute approximately 6,800 products, including both TCM and Western pharmaceuticals and medical supplies, to more than 4,800 customers located in the provinces of Anhui, Jiangxi, Hubei, Zhejiang and Jiangsu. The wholesale pharmaceutical distribution market in these provinces was approximately RMB147 billion (US$22.3 billion) in 2009 and is expected to grow to RMB328 billion (US$49.7 billion) by 2014, representing a CAGR of 17.4%, according to Frost & Sullivan. These provinces are also expected to benefit from China’s RMB850 billion (US$128.8 billion) healthcare reform plan announced in March 2009, which seeks to, among others, extend insurance coverage, increase drug reimbursement, expand China’s medical infrastructure and promote the pharmaceutical industry.

Our pharmaceutical sales and distribution network covers the “last mile” of the pharmaceutical industry value chain to third and fourth tier cities in Central-Eastern China. Selling and distributing pharmaceuticals directly to the hospitals, pharmacies and medical clinics in the third and fourth tier cities that we primarily serve in a cost-effective manner is challenging, largely because the transportation infrastructure in these markets is less developed and the customer base is highly fragmented and often requires the delivery of small quantities of different products once every two to three days. Due to these logistical challenges, large wholesalers, distributors and manufacturers frequently rely on last mile wholesalers and distributors such as ourselves who possess the regional coverage and expertise, to sell and deliver their pharmaceutical products to customers located in these markets.

Over more than 20 years, we have developed a pharmaceutical sales and distribution model tailored to third and fourth tier cities in Central-Eastern China. In particular, our inventory management software system and our warehouse management processes enable small orders to be fulfilled efficiently while minimizing excess inventory. Our fleet of smaller trucks are able to better navigate the road conditions in the markets we serve and our local knowledge allows us to design optimized delivery routes that deliver our products to customers within 24 hours of receiving an order.

We are also engaged in managing TCM raw herb plantations, whereby we enter into exclusive long-term contractual arrangements with local villagers’ committees to purchase TCM raw herbs from local farmers. We have the rights to control the species of TCM raw herbs to be cultivated and the cultivation methodology to be used. We also provide on-site support by stationing one or two technical personnel at each plantation to provide technical assistance and training to the local farmers and closely supervise the cultivation process to ensure herb quality. The plantation sites encompass approximately 18.5 million square meters (4,500 acres) in Anhui province, a region widely recognized for its favorable herb growing climatic and soil conditions and its significant TCM trade including the Bozhou market, which accounts for more than 60% of China’s total herb trading volume.

There are currently 12 different species of herbs grown at the seven contracted plantation sites. We select raw herbs that, according to the market intelligence we gain through our sales and distribution business, are in high demand and low supply. For each herb we consider factors such as the length of cultivation period, the suitability of growing the herb in Anhui and the technical skills required for cultivation. Furthermore, we have developed a crop rotation system that minimizes fallow periods and increases our revenue per square meter. The gross profit margin of our TCM raw herbs sales was 55.8% in 2010, which was the highest among all our product categories.

Our TCM raw herb plantation management business expands our TCM product portfolio to include high-margin TCM raw herbs and extend our sales and distribution base through the Bozhou market to TCM manufacturers across China. In addition, through these operations and our regular interactions with customers and suppliers we have developed a deep understanding of the TCM raw herb market. This knowledge allows us to detect changes in the supply and demand of specific TCM raw herbs and adjust our plantation plans to better serve our customers. Our ability to supply TCM raw herbs as raw materials also makes us an attractive business associate to TCM manufacturers.

We have achieved total net sales from our pharmaceutical sales and distribution and TCM raw herb plantation management business of US$64.8 million, US$86.1 million and US$108.6 million in 2008, 2009 and 2010 respectively, representing a compound annual growth rate, or CAGR, of 29.5%. During the same periods, our net income was US$12.8 million, US$16.9 million and US$22.0 million, respectively, representing a CAGR of 31.0%.

We believe the principal factors that affect our business, financial condition and results of operations are:

•	PRC government policies and regulations affecting China’s pharmaceutical industry;

•	product mix;

•	our ability to expand our distribution network;

•	our warehouse capacity;

•	our ability to minimize product procurement cost; and

•	seasonality and climatic conditions.

PRC Government Policies and Regulations Affecting China’s Pharmaceutical Industry

Our results of operations are significantly affected by the demand for pharmaceutical and TCM products in the third and fourth tier cities in Central-Eastern China, which in turn is influenced by a variety of factors, such as PRC government policy and changes in the PRC healthcare industry. The PRC government announced a US$128.8 billion healthcare reform plan in 2009, which includes, among other things, extending insurance coverage, expanding medical infrastructure, and promoting the pharmaceutical industry. Specifically, the PRC government has announced that it intends to construct more than 30,000 hospitals, care centers, TCM hospitals and clinics across China, cover more than 90% of China’s population through insurance coverage and create a new Essential Drug List, or EDL, which includes approximately 300 pharmaceuticals, including 102 TCM drugs and provide higher reimbursement coverage. Such measures are expected to foster the growth of the healthcare market in China, in particular, the consumption of pharmaceutical products. We believe this healthcare reform plan has contributed to our growth in 2009 and 2010 and the pace of implementation of the PRC healthcare reform plan will continue to affect our results of operations.

Some of the products that we sell and distribute, primarily those in the EDL, and National Drug Reimbursement List, or NDRL, are subject to price controls in the form of fixed prices or price ceilings. From time to time, the PRC government publishes and updates a list of medicines that are subject to price controls, either at the national, provincial or local level. These fixed prices and price ceilings are determined based on profit margins which the relevant authorities deem reasonable. In making such determinations, the relevant authorities will consider factors such as the type and quality of the medicine, its production cost, the prices of substitutes and other factors. See “Regulation–Price Controls.” From 2008 to 2010, the relevant PRC government authorities have implemented price reductions at various times. In 2008, 2009 and 2010, approximately 21.8%, 32.7% and 36.8% of our total net sales was subject to price controls, respectively. We seek to maintain our gross profit margins and share the effects of these price controls primarily with our suppliers and to a lesser extent, with our customers. Any difficulties in controlling our purchase costs, as well as future policy measures regulating prices that may be taken by the PRC government, may materially and adversely affect our business, financial condition and results of operations.

Product Mix

We derive our net sales from three main types of products: TCM products, Western pharmaceuticals and medical supplies. TCM products include TCM pharmaceuticals, TCM processed herbs, and TCM raw herbs. We intend to continue to refine our product mix and focus on the sales and distribution of products with relatively higher gross profit margins as well as those products which are anticipated to be in high demand. As a result of our strategy to expand our TCM business and increase profit margins, we have increased the percentage of TCM processed herbs and TCM raw herbs that we sell because of their high profit margins. In 2010, the profit margins of TCM processed herbs and TCM raw herbs were 42.1% and 55.8%, respectively. We increased the types of TCM processed herbs that we sell from 313 types in 2008 to 400 types in 2010 and increased the types of TCM raw herbs that we sell from five in 2008 to eight in 2010. The net sales of TCM products, as a percentage of our total net sales (excluding discontinued products), increased from 49.5% in 2008 to 57.5% in 2010. In the meantime, the gross profit of our TCM business, as a percentage of our total gross profit (excluding discontinued products), increased from 62.5% in 2008 to 70.2% in 2010. In addition, we have increased the size of the plantation sites and the type of TCM raw herbs cultivated by the village committees as part of our strategy to enhance our profits. The net sales of TCM raw herbs, as a percentage of our total net sales (excluding discontinued products), increased from 16.4% in 2008 to 20.3% in 2010. The gross profit derived from the TCM raw herbs, as a percentage of our total gross profit (excluding discontinued products), increased from 28.3% in 2008 to 35.5% in 2010. We expect the net sales from TCM raw herb plantation management to increase at a faster pace than our pharmaceutical sales and distribution business going forward.

Our Ability to Expand Our Sales and Distribution Network

Net sales in our pharmaceutical sales and distribution business are directly affected by our ability to expand our sales and distribution network and acquire new customers. In recent years, we have expanded our sales and distribution network to capitalize on significant market opportunities in the rapidly growing PRC pharmaceutical industry by expanding our existing market coverage. As of December 31, 2010, our sales and distribution network encompasses five provinces in Central-Eastern China, namely Anhui, Jiangxi, Hubei, Zhejiang, and Jiangsu. The number of our customers has increased from approximately 1,700 in 2008 to approximately 4,800 in 2010. In addition to growing organically, we plan to broaden the geographic coverage of our sales and distribution network through the acquisition of local distributors. We expect that the US$128.8 billion healthcare reform plan announced by the PRC government will present significant additional business opportunities for us as the major goals of these reforms include the expansion of medical infrastructure and extension of medical insurance coverage. We intend to bolster our direct selling efforts to the hospitals and clinics customers and focus on growing our sales and distribution network to target these customers. Accordingly, we expect that our ability to expand our sales and distribution network will be an important factor in driving our revenue growth.

Our Warehouse Facility Capacity

The capacity of our warehouse facility plays a critical role in our expansion plan. All of our pharmaceutical products that we sell and distribute are stored at our warehouse facility located in Anqing, Anhui. The capacity of our warehouse facility has increased from 2008 to 2010. Our net sales increased from $64.8 million in 2008 to $108.7 million in 2010. We intend to increase our warehousing capacity to capture increasing demand for our products. Specifically, we plan to construct a modern GSP-certified pharmaceutical warehouse in Anqing, Anhui with approximately 15,000 square meters of warehousing space. We expect that this new facility will significantly increase our storage capacity and enable us to broaden our sales and distribution radius in order to further penetrate adjacent provinces. We have placed a deposit of approximately $3.0 million for the land to be used for the modern pharmaceutical warehouse facility and expect to incur approximately $             million for the construction of the modern pharmaceutical warehouse facility. As a result, we expect to incur further expansion expenditures in connection with our warehouse facility which we intend to finance using cash generated from our operations, and the net proceeds of the offering. Accordingly, the capacity of our warehouse facility will be an important factor in affecting our capital expenditure and revenue growth.

Our Ability to Minimize Product Procurement Cost

The cost of purchasing merchandise primarily represents our cost of sales. In 2010, our cost of sales began to include purchase rebates. We source our pharmaceutical products and medical supplies from 557 suppliers, including 153 manufacturers and 404 distributors and we source our TCM raw herbs from seven separate village committees through exclusive contract arrangements. Our cost of purchasing merchandise depends on our bargaining power with these suppliers. We have been able to actively manage our product procurement costs to offset the downward pricing pressures with respect to some Western pharmaceuticals and TCM pharmaceuticals due to the competitive nature of the distribution market in which we operate and the PRC government’s pricing policies.

In 2008, 2009 and 2010, our cost of sales as a percentage of total net sales was maintained at 69.1%, 68.2% and 69.2%, respectively. The purchase price paid to our suppliers is generally determined through negotiations with our suppliers during the procurement process. We manage our overall gross profit margins through adjusting our product mix. We were also able to negotiate better pricing terms with our suppliers as our suppliers prefer distributors with a broad customer base such as ourselves and our direct selling to end customers. We expect that our ability to continue to minimize our product procurement costs will continue to affect our business operations, financial condition and profitability.

Seasonality and Climatic Conditions

Our ability to secure natural herb supplies depends on climatic and seasonal factors such as weather conditions, level of rainfall and temperature. In particular, TCM raw herbs are typically harvested during the fourth quarter which results in additional revenue being generated in the fourth quarter. TCM raw herb production is affected by changes in weather conditions. Furthermore, the demand for some of the products that we sell and distribute, especially antibiotics and flu medicines, tend to be higher during the fourth quarter due to the prevalence of coughs, colds and influenza during these months. As a result, our net sales and net income may fluctuate with net sales and net income generally being higher in the fourth quarter as compared to the other quarters. For example, our net sales in the fourth quarter of 2010 were $37.4 million, while our net sales in the first, second and third quarters of 2010 were $24.9 million, $19.4 million and $27.0 million, respectively. The climatic and seasonal factors may, among other things, affect the quality, overall supply and availability of the TCM processed herbs and TCM raw herbs that we source. As a result, we expect climatic conditions and seasonality to continue to have an impact on our results of operations.

Factors Affecting Our Comparability

In April 2008, we discontinued the sale and distribution of some TCM products we purchased from a then-related party, Cheng Feng. We discontinued the sale and distribution of these products when Cheng Feng ceased to be a related party to us. These products contributed $13.4 million to our net sales in 2008, representing 20.7% of our total net sales in 2008. As a result of the discontinuation of these TCM products, our results of operations for 2008, 2009 and 2010 may not be directly comparable to each other.

The unaudited adjusted income data below represent the amount of our net sales and gross profit after excluding the unaudited net sales and gross profits derived from these discontinued products. Such adjusted income data are not standard measures under the U.S. GAAP, but we present them because our management believes that they are helpful for the reader in gaining a better understanding of our results of operations and improve the comparative analysis of our results between financial periods.

	2008	2009		2010
Total sales, net	$64,772,822	$86,120,071		$108,654,024
Less: sales from discontinued products, net (unaudited)	$13,375,608		(2)		$(2)

Adjusted sales, net (unaudited)(1)	$51,397,214	$86,120,071		$108,654,024

Total gross profit	$19,993,479	$26,567,477		$34,517,602
Less: gross profit from discontinued products (unaudited)	$4,824,487		$(2)		$(2)

Adjusted gross profit (unaudited)(1)	$15,168,992	$26,567,477		$34,517,602

(1)	Adjusted net sales is total net sales less net sales of discontinued products we purchased from a related party. Adjusted gross profit is total gross profit less gross profit from discontinued products produced by a related party. The adjusted net sales and adjusted gross profit are not a standard measure under the US GAAP, but we present them here because our management believes they are helpful for the reader in gaining a better understanding of our results of operations and improve the comparative analysis of our results between financial periods.
(2)	Because the discontinuation of the sale and distribution of such products occurred in April 2008, the adjustment has no effect in 2009 and any period thereafter.

Recent Restatements

As reported in a filing on Form 8-K dated August 6, 2010, subsequent to the filing of our report on From 10-Q for the period ended March 31, 2010, we changed accountants and appointed BDO Limited as our principal independent accountant to audit our financial statements for the fiscal year ended December 31, 2010. We changed accountants solely in order to obtain BDO Limited’s greater experience in auditing the financial statements of global public companies. In addition, because we desire to have only one accountant included in our prospective filings, we also engaged BDO Limited to re-audit our financial statements for the years ended December 31, 2007, 2008 and 2009. Please see “—Recent Change in Our Principal Independent Accountant” for more details.

In conjunction with re-audit of our financial statements from prior years, management determined that a restatement was required of our financial statements for the years ended December 31, 2008 and 2009, included in our report on Form 10-K for the fiscal year ended December 31, 2009, and of our interim unaudited financial statements for the period ended March 31, 2010, included in our report on Form 10-Q for the period ended March 31, 2010. The restatement of our financial statements for the fiscal year ended December 31, 2009, was necessary in order to (i) amend and restate our stockholders’ equity for the fiscal years ended December 31, 2009 and 2008, and the related notes thereto, in light of a change in the application of accounting for business combination from the pooling-of-interest method to the purchase method for the 2006 acquisition of Anqing Zhongxi, (ii) to treat the shares issued to complete the share exchange transaction between us and Rolling Rhine as being outstanding in the earliest period for which financial statements were presented and to treat the outstanding shares of Rolling Rhine as if they were issued to acquire us, (iii) to correct the earnings per share calculation to reflect the fact that the share exchange shares are treated as being outstanding in the earliest period for which financial statements were presented, and (iv) in order to amend and restate our statement of cash flows in light of our use of an incorrect exchange rate in computing certain items. The restatement of our interim unaudited financial statements for the period ended March 31, 2010 was necessary to reflect the effects of the December 31, 2009 restatement on our March 31, 2010 financial statements, and in order to amend and restate our statement of cash flows in light of our use of an incorrect exchange rate in computing certain items for the period ended March 31, 2010. The change to the purchase method of accounting has resulted in significant changes to several components in the statement of stockholders’ equity as of January 1, 2006 and also changes to the balances carried forward in the subsequent periods. There is no effect on the statements of cash flows, statements of income or total assets as presented in the financial statements we previously filed in its Form 10-K as a result of the use of the purchase method. The change in accounting related to issuance of the share exchange shares and the outstanding shares of Rolling Rhine, has resulted in changes to the balance sheet and the statements of income, and use of the incorrect exchange rate has resulted in significant changes to several components in the statement of cash flows. Because of the application of the pooling-of-interest accounting for the 2006 acquisition of Anqing Zhongxi, management determined that a material weakness existed with respect to our reporting of complex non-routine transactions. This weakness was a result of our incorrect conclusion regarding the correct method of acquisition accounting to be used in conjunction with the 2006 acquisition of Anqing Zhongxi.

As a result of the material weakness identified with respect to our reporting of complex, non-routine transactions, our chief executive officer and chief financial officer re-evaluated our disclosure controls and procedures and concluded that our disclosure controls and procedures were not adequate, as of the end of the period covered by the Form 10-K and Form 8-K reports, to ensure that the information required to be disclosed by us in our SEC reports was recorded, processed, summarized and reported within the time periods specified.

Internal Control over Financial Reporting

Our management revised its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, originally included in our report on Form 10-K filed on March 31, 2010. Subsequent to May 19, 2010 filing of our report on Form 10-Q for the period ended March 31, 2010, we identified errors in our 2009 financial statements and have restated those financial statements on Form 10-K/A. We have also restated our interim unaudited financial statements for the period ended March 31, 2010, on Form 10-Q/A. Management has concluded that these errors resulted from control deficiencies that represent material weakness in internal control over financial reporting. As a result, management revised its assessment of the effectiveness of our internal control over financial reporting due to material weakness in our reporting of complex, non-routine transactions, and concluded that as of December 31, 2009, and as of March 31, 2010, our internal control over financial reporting was not effective.

Subsequent to filing our report on Form 10-Q for the period ended March 31, 2010, to remediate the weakness in our internal controls over financial reporting, we hired a third party consultant to assist us in identifying and analyzing complex non-routine transactions and determining the appropriate accounting treatment for such transactions.

Description of Certain Line Items

Net Sales

We generate our net sales from the sales of TCM products, Western pharmaceuticals and medical supplies. Our net sales represent the total sales value of goods supplied to customers, net of discounts, returns and applicable taxes, if any. TCM products includes TCM pharmaceuticals, TCM processed herbs and TCM raw herbs.

Cost of Sales

Cost of sales represents primarily the cost of purchasing supply. In 2010, our cost of sales also included purchase rebates of approximately $0.5 million. Prior to 2010, there was no purchase rebate. Our cost of sales is affected by product mix, market competition, and manufacturer pricing practices, which may be influenced by market conditions and other external influences.

Gross Profit and Gross Profit Margin

Gross profit represents the differences of our net sales and cost of sales. Gross profit margin represents the gross profit of certain product category over the net sales of the same product category.

Selling Expenses

Selling expenses primary consist of salaries, commissions and expenses for personnel engaged in sales, marketing and distribution activities, and costs associated with marketing activities. They also include expense payments to the village committee. We host in-person product presentations and seminars for physicians and other healthcare professionals to promote and generate awareness of the pharmaceutical products that we sell and distribute. As the pharmaceutical market in China continues to grow, we plan to hire additional personnel for the pharmaceutical sales and distribution business and expand the size of the plantation sites. In the near term, we expect our selling expenses to increase as we continue to broaden our sales and distribution network and expand TCM raw herb plantation management business.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, commissions and benefits for our administrative, finance and other personnel, depreciation of equipment and facilities, amortization of rental facilities, rental expenses, utilities, professional fees and other expenses associated with our administrative offices.

Total Other (Income) Expense

Total other (income) expense consists of interest income, interest expense, net foreign currency exchange gains and losses and other sundry items.

Income Taxes

Our effective tax rates were 25.3%, 25.6% and 25.4% for the years ended 2008, 2009 and 2010, respectively.

U.S. Tax

We are organized as a Nevada corporation and therefore are subject to U.S. federal corporate income tax on our net income at a tax rate of up to 35%. We conduct all of our business through our subsidiary established in China and as a result, do not currently have income which is taxable in the United States. We will, however, be subject to U.S. federal corporate income tax on dividends distributed by our subsidiary or deemed distributed by it under rules generally applicable to controlled foreign corporations and any of our shareholders who are U.S. taxpayers will be subject to tax on gains realized with respect to their stock. Subject to applicable limitations, we should be able to satisfy some or all of its U.S. federal tax liability on dividends or deemed dividends with foreign tax credits for PRC income taxes paid by our subsidiary or withheld from actual dividends. No provision for income taxes in the United States has been made as we had no U.S. taxable income for 2008, 2009 or 2010.

Hong Kong Tax

Our subsidiary in Hong Kong is subject to the Hong Kong profits tax. No provision for Hong Kong profits tax has been made as there was no taxable income during the year ended December 31, 2008, 2009 and 2010.

PRC Tax

Our PRC taxes primarily consist of enterprise income tax, value-added tax, and certain other miscellaneous taxes.

Enterprise Income Tax

Under the PRC Enterprise Income Tax, or the EIT Law, enacted on March 16, 2007 and effective January 1, 2008, China adopted a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprise, or FIE). Prior to the adoption of the EIT Law, FIEs were subject to an enterprise income tax rate of 33%, which consisted of 30% national income tax and 3% local income tax. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preference lower tax rate under the then effective tax laws or regulations. During 2008, 2009 and 2010 we were not entitled to any preference tax treatment in China. As a result, we were subject to the tax rate of 25% in 2008, 2009 and 2010, respectively.

The PRC Enterprise Income Tax also imposes a 5% withholding income tax for dividends distributed by a foreign invested enterprise to a Hong Kong incorporated enterprise, which arises from profits earned after January 1, 2008. In order to entitle this preferential 5% withholding income tax for dividend distribution by foreign invested enterprise to a Hong Kong incorporated enterprise, certain statutory requirements shall be fulfilled and the relevant approvals from the competent authorities shall be obtained. Since we intend to reinvest our earnings to further expand its businesses in the PRC, our subsidiary does not intend to declare dividends to their immediate foreign holding companies, or ultimately to us, in the foreseeable future. Accordingly, as of December 31, 2010, we have not recorded any withholding tax on the retained earnings of its PRC subsidiary.

Deemed Dividend from Beneficial Conversion Features of Series A Preferred Stock

In October 2009, we issued $15.0 million of our convertible, redeemable Series A preferred stock, at a price of $0.9465 per share. The Series A preferred stock is convertible into our common stock and they constitute 18.16% of our outstanding common stock, on a fully-diluted basis.

The estimated fair value of our common stock was based on valuation performed by us. Our management used the discounted cash flow method to estimate the fair value of our common stock. Our management also considered factors such as the future results of the benefit streams to the owners of our company based on our four year forecast from 2009 to 2013. Based on the weighted average capital cost of capital, the discount rate of 20% was used in connection with the discounted cash flow analysis. Significant judgment is involved in determining the projected forecast and the discount rates, which reflect the risks of our business and other variables. To reflect the fact that we were a private company at the time of the valuation, a discount for lack of marketability of 20% was applied. The discounted cash flow method resulted in an estimated enterprise value of approximately $112.6 million, discounted by the 20% discount of lack of marketability, resulting in an adjusted value of approximately $84.5 million as of October 28, 2009. Dividing this adjusted value by the 87,263,759 shares of common stock, and assuming the conversion of the Series A preferred stock, our management arrived at approximately $0.969 per share. We recorded the difference between the conversion price and the fair value of the common stock into which the Series A preferred stock is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value) as deemed dividends, representing the beneficial conversion feature of the Series A preferred stock. We recorded $356,624 in such deemed dividends in 2009. See “—Critical Accounting Policies—Series A Preferred Stock”. In September 2010, we engaged American Appraisal China Limited, or American Appraisal, to assist us to (i) determine the fair value of our business enterprise, (ii) allocate our equity value to preferred shares and common shares and (iii) assess whether there is any beneficial features (whether conversion price is lower than the fair value of the underlying shares). The adjusted enterprise value estimated by us in 2009 was within the range of fair value of the business enterprise determined by American Appraisal based on their methodologies and assumptions.

Preferred Series A Dividend

Holders of Series A preferred stock are entitled to receive cash dividends, which accrue at the rate of 5% per annum for the 12 month period following the issue date and at a rate of 10.0% per annum for each 12 month period thereafter. The Series A preferred stock ranks, with respect to dividend rights and rights upon liquidation, senior to our common stock. We paid dividends to holders of Series A preferred stock in the amount of $807,534 and $57,534 for the year ended December 31, 2010 and for the period from the date of issue through December 31, 2009, respectively.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Sales

The following table sets forth a breakdown of our net sales by product categories for the periods indicated.

	For the year ended December 31,
	2009		2010		% Change in Net Sales
	$	% of Net Sales	$	% of Net Sales
Pharmaceutical sales and distribution
Western pharmaceuticals	34,143,441	39.6	42,297,237	38.9	23.9
TCM pharmaceuticals	21,478,538	24.9	25,198,196	23.2	17.3
TCM processed herbs	10,815,602	12.6	15,256,618	14.0	41.1
Medical supplies	3,493,276	4.1	3,909,059	3.6	11.9
Subtotal sales, net	69,930,857	81.2	86,661,110	79.7	23.9

TCM raw herb plantation management
TCM raw herbs	16,189,214	18.8	21,992,914	20.3	35.8
Total sales, net	86,120,071	100.0	108,654,024	100.0	26.2

Net sales increased by 26.2% to $108.7 million in 2010 from $86.1 million in 2009. The increase in net sales was primarily attributable to higher revenue from the sale and distribution of pharmaceutical products and TCM raw herb plantation management.

Net sales from the sale and distribution of pharmaceutical products increased by 23.9% to $86.7 million in 2010 from $69.9 million in 2009, primarily due to the expansion of our existing sales and distribution network, an increase in the number of customers to approximately 4,800 as at December 31, 2010 from approximately 4,200 as at December 31, 2009 and to a lesser extent, an increase in the number of products sold and distributed to approximately 6,800 as at December 31, 2010 from approximately 5,400 as at December 31, 2009. We also believe the PRC Healthcare Reform has led to the increase in the market size, which in turn has contributed positively to our net sales.

Net sales from our TCM raw herb plantation management increased by 35.8% to US$22.0 million in 2010 from $16.2 million in 2009. This was primarily due to an increase in the overall average selling prices of the TCM raw herbs, higher sales activities of TCM raw herbs to 87.1 million kg in 2010 from 78.4 million kg in 2009 and the increase in the area of cultivation sites from 2009 to 2010. We believe these increases were in part led by the increase in the demand of TCM raw herbs as a result of the PRC Healthcare Reform which encouraged the use of TCM raw herbs.

Cost of Sales

Cost of sales increased by 24.4% to $74.1 million in 2010 from $59.6 million in 2009. This increase was primarily due to the increase in our net sales driven by the increase in the volume of products sold.

Gross Profit and Gross Profit Margin

The following table sets forth the breakdown of our gross profits and gross profit margins by product categories for the periods indicated.

	For the year ended December 31,
	2009		2010		% Change in Gross Profit
	$	Gross Profit Margin %	$	Gross Profit Margin %
Pharmaceutical sales and distribution
Western pharmaceuticals	7,516,614	22.0	9,374,841	22.2	24.7
TCM pharmaceuticals	4,661,053	21.7	5,577,859	22.1	19.7
TCM processed herbs	4,767,294	44.1	6,421,382	42.1	34.7
Medical supplies	787,736	22.6	919,471	23.5	16.7
Subtotal	17,732,697	25.4	22,293,553	25.7	25.7

TCM raw herb plantation management
TCM raw herbs	8,834,780	54.6	12,278,049	55.8	39.0
Total	26,567,477	30.8	34,571,602	31.8	30.1

Overall gross profit in 2010 was $34.6 million, which represents an increase of 30.1%, from $26.6 million in 2009. The increase in gross profit was primarily attributable to an increase in net sales of TCM processed herbs, Western pharmaceuticals and TCM raw herbs. Overall gross profit margin was 31.8% and 30.8% in 2010 and 2009, respectively. This change was attributable to the increase in the proportions of net sales contributed by the TCM processed herbs and TCM raw herbs which have a higher average gross profit margin as compared to our other products.

Gross profit from the sale and distribution of pharmaceutical products increased by 25.7% to $22.3 million in 2010 from $17.7 million in 2009, primarily due to higher sales volume. The gross profit margin from the sale and distribution of pharmaceutical products was 25.7% and 25.4% in 2010 and 2009, respectively.

Gross profit for TCM raw herb plantation management increased by 39.0% to $12.3 million in 2010 from US$8.8 million in 2009, primarily due to higher sales volume and overall average selling prices. The gross profit margin of the TCM raw herbs increased to 55.8% in 2010 from 54.6% in 2009. This increase in the gross profit margin was in turn due to a combination of an increase in the overall average selling prices and the change in product mix.

Selling Expenses

Selling expenses were $3.7 million in 2010 as compared to $2.5 million in 2009. The increase of 49.0%, was primarily attributable to the increase in the rates and the amounts of sales commission a result of increase in net sales.

General and Administrative Expenses

General and administrative expenses were $1.6 million in 2010 as compared to $1.4 million in 2009. The increase of 15.4% was primarily attributable to higher salaries and bonuses.

Income from Operations

As a result of the foregoing, income from operations increased by 29.0% to $29.2 million in 2010 from $22.7 million in 2009.

Total Other Income (expense)

Total other income was $0.2 million in 2010 and total other income was $50,574 in 2009. This changes was mainly due to the increase in the non-operating income as a result of our receipt of rental income of $156,457 derived from leasing our old office premise to a third party.

Provision for Income Taxes

Provision for income taxes increased by 28.7% to $7.5 million for 2010 from $5.8 million for 2009, mainly due to the increase in net sales. Our effective tax rate remained relatively steady at 25.4% in 2010 and 25.6% in 2009.

Net Income

As a result of the foregoing, our net income increased by 30.0% to $22.0 million in 2010 from $16.9 million in 2009.

Dividend on Series A Preferred Stock

Pursuant to the Purchase Agreement, holders of Series A preferred stock are entitled to receive cash dividends, which accrue at the rate of 5% per annum for the 12 month period following the issue date, December 3, 2009. We paid $807,534 and $57,534 in dividends to holders of Series A preferred stocks in 2010 and 2009, respectively.

Net Income Available to Common Stockholders

As a result of the foregoing, our net income available to common stockholders increased by 28.4% to $21.2 million in 2010 from $16.5 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net sales

The following table sets forth a breakdown of our net sales by product categories for the periods indicated.

	For the year ended December 31,				% Change in Net Sales
	2008		2009
	$	% of Net Sales	$	% of Net Sales
Pharmaceutical sales and distribution
Western pharmaceuticals	23,704,135	36.6	34,143,441	39.6	44.0
TCM pharmaceuticals	10,362,843	16.0	21,478,538	24.9	107.3
TCM processed herbs	6,654,442	10.3	10,815,602	12.6	62.5
Medical supplies	2,266,970	3.5	3,493,276	4.1	54.1
Subtotal	42,988,390	66.4	69,930,857	81.2	62.7

TCM raw herb plantation management
TCM raw herbs	8,408,824	13.0	16,189,214	18.8	92.5

Discontinued products	13,375,608	20.6	—	—	—
Total	64,772,822	100.0	86,120,071	100.0	33.0

Net sales (excluding discontinued products) increased by 67.6% to $86.1 million in 2009 from $51.4 million in 2008. This increase was primarily attributable to higher revenue from the sale and distribution of pharmaceutical products and TCM raw herb plantation management.

Net sales from sale and distribution of pharmaceutical products (excluding discontinued products) increased by 62.7% to $69.9 million in 2009 from $43.0 million in 2008, primarily due to an increase in our net sales of TCM pharmaceuticals and Western pharmaceuticals. This increase was in turn mainly driven by the increase in the product range of TCM pharmaceuticals offered (approximately 1,600 in 2009 vs approximately 1,000 in 2008), our increased market penetration and an increase in the number of our customers to approximately 4,200 customers in 2009 from approximately 1,700 customers in 2008. In addition, we also intensified our sales and marketing efforts on TCM processed herbs. As part of our strategy to refine our product offerings, we sold a higher volume of these herbs which have higher profit margins.

Net sales from our TCM raw herb plantation management increased by 92.5% to US$16.2 million in 2009 from $8.4 million in 2008. This was primarily due to an increase in the sales volume to 78.4 million kg in 2009 from 59.4 million kg in 2008 as a result of a larger harvest of certain raw herbs, an increase in the area of cultivation sites from 2008 to 2009, and an increase in the demand of TCM raw herbs as a result of the PRC Healthcare Reform which encouraged the use of TCM raw herbs.

In April 2008, we discontinued the sale and distribution of some TCM products which we purchased from a related party. The discontinued products contributed $13.4 million to our total net sales in 2008.

Cost of Sales

Cost of sales increased by 33.0% to $59.6 million in 2009 from $44.8 million in 2008. This was primarily a result of the increase in the net sales during the same period.

Gross Profit and Gross Profit Margin

The following table sets forth the breakdown of our gross profits and gross profit margins by product categories for the periods indicated.

	For the year ended December 31,				% Change in Gross Profit
	2008		2009
	$	Gross Profit Margin %	$	Gross Profit Margin %
Pharmaceutical sales and distribution
Western pharmaceuticals	5,251,608	22.2	7,516,614	22.0	43.1
TCM pharmaceuticals	2,259,324	21.8	4,661,053	21.7	106.3
TCM processed herbs	2,926,258	44.0	4,767,294	44.1	62.9
Medical supplies	438,065	19.3	787,736	22.6	79.8
Subtotal	10,875,255	25.3	17,732,697	25.4	63.1

TCM raw herb plantation management
TCM raw herbs	4,293,737	51.1	8,834,780	54.6	105.8

Discontinued products	4,824,487	36.1	—	—	—
Total	19,993,479	30.9	26,567,477	30.8	32.9

Overall gross profit (excluding discontinued products) in 2009 was $26.6 million, which represents an increase of 75.1%, from $15.2 million in 2008. This increase in gross profit was primarily attributable to an increase in net sales across all product categories. Overall gross profit margin (excluding discontinued products) increased to 30.8% in 2009 from 29.5% in 2008. This increase was primarily attributable to an increase in the percentage of net sales of TCM process herbs and TCM raw herbs. We continued to refine our product offerings by expanding these product categories as part of our strategy to increase our profit margins.

Gross profit from the sale and distribution of pharmaceutical products increased by 63.1% to $17.7 million in 2009 from $10.9 million in 2008, primarily due to higher sales volume. The gross profit margin from the sale and distribution of pharmaceutical products was 25.4% and 25.3% in 2009 and 2008, respectively.

Gross profit for TCM raw herb plantation management increased by 105.8% to $8.8 million in 2009 from US$4.3 million in 2008, primarily due to higher sales volume. The gross profit margin of the TCM raw herbs increased to 54.6% in 2009 from 51.1% in 2008. This increase in the gross profit margin was in turn due the change in product mix.

The discontinued products contributed $4.8 million to our total gross profit in 2008. The total profit margin remained steady at 30.9% in 2009 and 30.8% in 2008 because the impact of the discontinued products on the profit margin was offset by the TCM processed herbs and TCM raw herbs.

Selling Expenses

Selling expenses were $2.5 million in 2009 as compared to $1.9 million in 2008. The increase of 32.1%, was primarily attributable to the increase in rates and the amount of sales commission as a result of increase in net sales.

General and Administrative Expenses

General and administrative expenses were $1.4 million in 2009 as compared to $1.1 million in 2008. The increase of 30.1% was primarily attributable to the transaction costs associated with the reverse takeover.

Income from Operations

As a result of the foregoing, income from operations increased by 33.1% to $22.7 million in 2009 from $17.0 million in 2008.

Total Other Income (Expense)

Total other income expense was $50,574 in 2009 and total other income was $108,965 in 2008. The change was mainly due to a decrease in interest income of $293,253 in 2009. The decrease in interest income was offset by a decrease in interest expense in 2009. Our interest expense was nil in 2009 as compared to $240,861 in 2008.

Provision for Income Taxes

Provision for income taxes increased by 34.3% to $5.8 million for 2009 from $4.3 million for 2008, mainly due to the increase in net sales. Our effective tax rate remained relatively steady at 25.6% in 2009 and 25.3% in 2008.

Net Income

As a result of the foregoing, our net income increased by 32.0% to $16.9 million in 2009 from $12.8 million in 2008.

Deemed Dividend on Series A Preferred Stock

In 2009 we recorded a deemed dividend of $356,624 to our Series A preferred stockholders in relation to the beneficial conversion feature of the Series A preferred stock, primarily due to the difference the conversion price and the fair value of the common stock into which the Series A preferred stock is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). See “—Critical Accounting Policies—Series A Preferred Stock” and “—Discussion of Certain Line Items—Deemed Dividend from Beneficial Conversion Features of Series A Preferred Stock” for more details.

Dividend on Series A Preferred Stock

Holders of our Series A preferred stock are entitled to receive cash dividends, which accrue at the rate of 5% per annum for the 12-month period following the issue date, December 3, 2009. As a result, we paid $57,534 in dividends to our Series A preferred stockholders in 2009.

Dividend Paid

In 2008, we paid dividends of $47.6 million to Full King, a holder of our common stock, prior to the effect of Share Exchange which was consummated in February 2009. No dividend was paid to our other common stockholders in 2009.

Net Income Available to Common Stockholders

As a result of the foregoing, our net income available to common stockholders increased by 28.8% to $16.5 million in 2009 from $12.8 million in 2008.

Selected Quarterly Results

The following table sets forth our unaudited consolidated quarterly results for the eight quarters ended December 31, 2010. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus. The consolidated quarterly results information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. These quarterly operating results are not indicative of results that may be expected for any future quarters or for a full year.

	Three months ended,
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
	($ million)
Sales, net	20.0	15.9	20.5	29.7	24.9	19.4	27.0	37.4
Cost of sales	12.9	11.3	15.1	20.3	16.2	14.4	19.3	24.1
Gross profit	7.1	4.6	5.4	9.4	8.7	5.0	7.7	13.2
Income from operations	6.0	3.7	4.5	8.5	7.5	3.8	6.2	11.7
Income before income taxes	6.0	3.7	4.6	8.4	7.6	3.8	6.2	11.9
Provision for income taxes	1.6	1.0	1.0	2.2	2.1	1.0	1.4	3.0

Net income	4.4	2.7	3.6	6.2	5.5	2.8	4.8	8.9

Our net sales and gross profit are difficult to predict and have fluctuated in the past from quarter to quarter. Historically, our net sales and net income from the fourth quarter, have been higher than other quarters. See “—Overview—Seasonality and Climatic Conditions” of this section for more details. We believe that this trend will continue as we continue to derive a significant portion of our net sales from the TCM raw herbs and demand for our pharmaceutical products are generally higher during the fourth quarter due to the prevalence of cough, cold and influenza.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

	For the year ended December 31,
	2008	2009	2010
Net cash provided by/(used) in operating activities	$13,246,440	$17,524,845	$(1,110,037)
Net cash provided by/(used) in investing activities	(202,132)	(1,473,815)	(8,708,152)
Net cash provided by/(used) in financing activities	(49,030,327)	13,134,315	(1,185,692)
Effect of exchange rate changes on cash and cash equivalents	1,753,478	(124,812)	1,423,995
Net change in cash and cash equivalents	(34,232,541)	29,060,533	(9,579,886)
Cash and cash equivalents, beginning balance	39,535,132	5,302,591	34,363,124

Cash and cash equivalents, ending balance	$5,302,591	$34,363,124	$24,783,238

In 2008 and 2010, we financed our operations and capital investments mainly through our cash flows from operations. In 2009 we financed our operations and capital investments through both our cash flows from operations and proceeds from the issuance of the Series A preferred stock. We raised a total of $15.0 million from the issuance of our Series A preferred stock in 2009. As of December 31, 2010, we had $24.7 million in cash and cash equivalents, respectively. Our cash and cash equivalents include cash in bank with original maturities within three months.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. As we expect the pharmaceutical market in China to continue to grow, we intend to use the net proceeds of this offering to broaden our sales and distribution reach in current and select new geographical markets, through expanding our distribution and warehouse facilities and through acquisition opportunities in pharmaceutical sales and distribution. We will also seek to expand our TCM raw herb plantation management through expanding the purchase and sales arrangement with the local village committees. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue other opportunities for investment, acquisition, strategic cooperation and similar actions.

Operating Activities

Net cash used by operating activities was $1.1 million for the year ended December 31, 2010, which was derived from a net income of $22.0 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in the balances of operating assets and liabilities. The adjustments relating to changes in the balances of operating assets and liabilities, a net of $23.1 million, primarily comprised of a $18.8 million increase in accounts receivable primarily due to (i) an increase in the amount of net sales in the last quarter of the year and the increase in the number of customers and (ii) longer sales credit terms granted to hospital customers in line with market practices, a $5.0 million increase in trade deposits primarily due to the increased deposits associated with exclusive pharmaceutical procurement, a $0.8 million increase in prepaid expenses and other receivables due to the payments that we made in connection with our supply procurement, and a $0.8 million increase in income taxes payable due to increase in net sales.

Net cash provided by operating activities was $17.5 million for the year ended December 31, 2009, which was derived from a net income of $16.9 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in the balances of operating assets and liabilities. The adjustments relating to changes in the balances of operating assets and liabilities, a net of $0.6 million, primarily comprised of a $10.6 million increase in accounts receivable primarily due to an increase in the amount of net sales in the last quarter of the year and the increase in the number of customers, a $8.6 million increase in accounts payable due to increased supply procurement associated with increased sales, and a $1.1 million increase in income taxes payable due to the increase in net sales.

Net cash provided by operating activities was $13.3 million for the year ended December 31, 2008, which was derived from a net income of $12.8 million adjusted to reflect a net increase relating to non-cash items and a net increase relating to changes in the balances of operating assets and liabilities. The adjustments relating to changes in the balances of operating assets and liabilities, a net of $0.4 million, primarily comprised of a $0.9 million decrease in accounts receivable primarily due to payment received from our customers, a $2.0 million decrease in inventory primarily due to decreased inventories in relation to our discontinued products, a $1.3 million decrease in income tax payables due to a decrease in the amount of net sales, and a $0.7 million decrease in the amount due to related parties due to a repayment to a related party.

Investing Activities

Net cash used by investing activities was $8.7 million, $1.5 million and $202,132 for the years ended December 31, 2010, 2009 and 2008, respectively. The increase of $7.2 million between 2009 and 2010, or 490.9%, was primarily attributable to $2.7 million lease prepayments in connection with our TCM raw herb supplies, $3.0 million paid in connection with the acquisition of land use rights for our new warehouse facilities and $2.9 million construction deposits in connection with our new warehouse facilities. The increase of $1.3 million between 2008 and 2009, or 629.1%, was primarily attributable to lease prepayments in connection with our TCM raw herb supplies.

Financing Activities

Net cash used in financing activities was $1.2 million for the year ended December 31, 2010 as compared to net cash provided by financing activities was $13.1 million for the year ended December 31, 2009. The change from 2009 to 2010 was attributable to (i) the issuance costs of Series A preferred stock of $0.4 million and (ii) dividends of $807,534 paid to holder of our preferred stock holders. In 2009, we received net proceeds of $13.1 million from the issuance of Series A preferred stock on December 3, 2009. Net cash used by financing activities was $49.0 million for the year ended December 31, 2008. In 2008, $47.6 million of dividends were paid to a holder of our common stock, Full King and $1.7 millions of bank repayments were made.

Capital Expenditures

In 2010, 2009 and 2008 our capital expenditures totaled $6.0 million, $0.1 million and $202,132, respectively. Our capital expenditures in 2009 and 2010 were primarily attributable to the acquisition of land use rights, deposits made in connection with the construction of our new warehouse facilities and the purchase of property and equipment. We estimate that our capital expenditures for the year ended December 31, 2011 will be approximately              million, of which we plan to use approximately              million to expand our distribution and warehouse facilities, approximately              million to enter in the TCM herb processing business and approximately              million to fund the expansion of the TCM raw herb cultivation sites through pre-payments to local village committees.

Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our future minimum operating lease obligations and capital commitment as set forth in the following tables as of December 31, 2010:

	Contractual Obligations ($ million)
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Operating lease commitments	$0.1	$0.3	$0.3	$6.6	$7.3
Capital commitments	$—	$6.9	$—	$—	$6.9

Total	$0.1	$7.2	$0.3	$6.6	$14.2

For the year ended December 31, 2010, 2009 and 2008, rent expense was approximately $0.6 million, $0.4 million, and $0.3 million, respectively.

On January 21, 2010, we have entered into an agreement for building construction. The building will be used for processing TCM and modern logistics warehouse. According to the agreement, total construction budget was RMB65 million (approximately $9.8 million) and the construction in progress was expected to be completed within 16 months after beginning of construction. Additionally, based on the agreement, we paid RMB19.5 million (approximately $2.9 million), being 30% of the total amount of the construction price as advance payment after signing the agreement. The remaining amount, RMB45.5 million (approximately $6.9 million), should be paid within one month after the construction is completed.

As of December 31, 2010, we had no bank loans or other borrowings.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Inflation

Inflation in China has not materially impacted our results of operations. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. Our company places our cash in what we believe to be credit-worthy financial institutions. Our company has a diversified customer base, most of whom are in China. Our company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. Our company routinely assesses the financial strength of our customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that our accounts receivable credit risk exposure beyond such allowance is limited.

Interest Rate Risk

Currently, our exposure to interest rate risk primarily relates to the interest income. We have not historically used and do not expect to use in the future any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Foreign Currency Risk

Although the conversion of RMB is highly regulated in China, the value of the RMB against the value of the U.S. dollar (or any other currency) may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the RMB is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this currency policy, and if such liberalization occurs, the value of the RMB could appreciate or depreciate against the U.S. dollar.

While our reporting currency is the U.S. dollar, to date all of our net sales and expenses and all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk because our net sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB net sales and assets as expressed in our U.S. dollar financial statements will decline. The fluctuations in the exchange rate would affect our financial results translated in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

For reporting purposes, all assets and liabilities were translated at the current exchange rate, stockholders’ equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income as a component of stockholders’ equity. Transaction gains and losses are reflected in the income statement.

We have not used any forward contracts, currency borrowings, or other means to hedge our foreign currency exposure, but we monitor our exposure and will consider hedging significant currency exposure should the need arise.

Critical Accounting Policies

We prepared our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of net sales and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Series A Preferred Stock

On October 28, 2009, we entered into the Purchase Agreement with DBS and SEAVI. Pursuant to the Purchase Agreement and the conditions set forth therein, we authorized and issued to DBS and SEAVI $15.0 million of our convertible, redeemable Series A preferred stock at a price of $0.9465 per share. The Series A preferred stock is convertible into our common stock and they constitute 18.16% of our outstanding common stock, on a fully-diluted basis.

We determined the beneficial conversion features of our Series A preferred stock based on the fair value of our common stock on the issuance date. Our management arrived at the estimated fair value of our common stock of $0.9690 per share by using the discounted cash flow method with the following assumptions:

•	A discount rate of 20.00% as calculated under the weight average cost of capital method. The discount rate was calculated using the capital asset pricing model with the following assumptions:

Risk Free Rate:	3.64%	Market yield to maturity on 10 yr PRC Bond
Cost of Debt	5.94%	Pre-tax expected lending rate (tax rate 25%)
CAPM (Beta) Adjustment: .769	15.30%	Weighted average cost of capital
Specific Company Risk Adjustment:	4.80%	Per specific company risk adjustment computation (rounded)

Total Discount Rate	20.00%

•	Our management estimated the future results of the benefit streams to the owners of our company based on our four year forecast.

•	To reflect that our company was a private company at the time of the valuation, a discount of 20% for lack of marketability was applied to our enterprise value.

Significant judgment is involved in determining the four year forecast and the discount rates, which reflect the risks of our business and other variables. The discounted cash flow method resulted in an estimated enterprise value of approximately $112.6 million, discounted by the 20.00% discount for lack of marketability resulted in an adjusted value of approximately $84.5 million. Our management arrived at approximately $0.969 per share by dividing the adjusted value of $84.5 million by 87,263,759 shares of common stock (assuming the conversion of the Series A preferred stock).

We recognize a beneficial conversion feature discount on Series A preferred stock at its intrinsic value which was the fair value of the common stock at the commitment date at Series A preferred stock investment, less the effective conversion price but limited to $13,191,849 of proceeds received from the sale. We recognized $356,624 beneficial conversion feature as an increase in paid in capital in the consolidated balance sheet on the date of issuance of Series A preferred stock since these shares were convertible at the issuance date.

Long-Lived Assets

We periodically evaluate the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate the carrying value may not be recoverable, and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, we recognize a loss based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Income Tax

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred taxes to the amount expected to be realized.

We recognize the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the tax benefits from uncertain tax positions recognized are reflected at the amounts most likely to be sustained on examination.

Recent Change in Our Principal Independent Accountant

On August 6, 2010, we advised the firm of Acquavella, Chiarelli, Shuster, Berkower, & Co, LLP (“Acquavella”), that it had been dismissed as the principal independent accountant to audit our financial statements for the fiscal year ending December 31, 2010. The decision to dismiss Acquavella was recommended and approved by our Board of Directors.

Acquavella was appointed on July 1, 2009, as the principal independent accountant to audit our financial statements for the fiscal year ending December 31, 2009. The report of Acquavella for the fiscal year ended December 31, 2009 did not contain any adverse opinion or disclaimer of opinion and such report was not qualified or modified as to any uncertainty, audit scope or accounting principle. During the fiscal year ended December 31, 2009, and the subsequent interim period up to and including the date of our dismissal of Acquavella, there have been no disagreements with Acquavella on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Acquavella would have caused them to make reference thereto in their report on the financial statements for such periods.

On August 6, 2010, we engaged the firm of BDO Limited, as the principal accountant to audit our financial statements for the fiscal year ending December 31, 2010. We changed our accountants solely in order to obtain BDO Limited’s greater experience in auditing the financial statements of global public companies. We desire to have only one accountant included in our prospective filings, so we have engaged BDO to audit the financial statements for the years ended December 31, 2007, 2008 and 2009. BDO has been engaged to begin work on the prior years’ financial statements prior to our determination to change auditors.

Except as described above, during the fiscal years ended December 31, 2009 and 2008, and the subsequent interim period prior to the engagement of BDO Limited, neither we nor anyone on our behalf consulted with BDO Limited regarding the application of accounting principles to a specified transaction whether completed or uncompleted, the type of audit opinion that might be rendered on our financial statements or as to any matter that was either the subject of a disagreement with the previous independent auditor or was a reportable event. The decision to engage BDO Limited was recommended and approved by our Board of Directors.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements—A Consensus of the FASB Emerging Issues Task Force. This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. We will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. We will adopt the new standard as required in January 2011 and do not expect the adoption to have a material impact on the financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures which amends ASC Topic 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 (our fiscal year 2012); early adoption is permitted. We are currently evaluating the impact of adoption.

INDUSTRY

The market data included in the following industry section is based on the Frost & Sullivan report commissioned by us.

China’s Pharmaceutical Market Size and Growth Dynamics

In 2009, the pharmaceutical market in China was the sixth largest globally and is projected to become the third largest pharmaceutical market in the world in terms of production revenue by 2012. China’s pharmaceutical market had grown from approximately US$18.7 billion in 2005 to approximately US$37.6 billion in 2009, a CAGR of 19.1%. Frost & Sullivan projects that the market will continue to grow at a similar growth rate and reach approximately US$76.5 billion by 2013.

Source: Frost & Sullivan

Primary Growth Drivers of the Pharmaceutical Market in China

The primary growth drivers of the pharmaceutical market in China are:

•

Improving Living Standards: Per capita disposable income is expected to increase at a CAGR of 11.9% from RMB10,932 in 2009 (US$1,656) to RMB17,135 (US$2,596) in 2013. This increase in wealth and improvement in living standards will continue to increase overall spending on healthcare.

•

Growing Health Awareness: Improved living standards along with the PRC’s government promotion of preventative healthcare have significantly increased consumers’ awareness of and spending on healthcare products. Frost & Sullivan expects that healthcare spending per capita will increase from RMB569 (US$86) in 2009 to RMB880 (US$133) in 2013, representing CAGR of 11.5%.

•

Healthcare Reform Impact: In 2009, the PRC government announced a comprehensive RMB850 billion (US$128.8 billion) healthcare reform plan covering, among others, hospital reform, healthcare delivery, medical insurance, EDL drug reimbursements and other initiatives. The government has focused on accelerating the development of the healthcare services system with the aim to provide more affordable drugs to the general population. Under this plan, over 30,000 general hospitals, TCM hospitals, healthcare centers, and clinics are expected to be built throughout the country. The plan’s first key milestone will be to provide an additional 900 million citizens with primary healthcare services by 2011.

•

Aging Population: China has one of the fastest-growing aging populations. Currently, approximately 147 million or 11.3% of the total population is aged 60 years and above. Such age group is expected to grow to 17.2% of the total population by 2020 and 30% of the total population by 2050. This growing senior population is expected to lead to the increase in expenditure on drugs, especially those that treat age-related medical conditions.

China’s Pharmaceutical Distribution Market

According to the PRC National Statistics Bureau, the wholesale and retail market for western medicine, TCM and healthcare equipment grew from RMB391.2 billion (US$59.3 billion) in 2005 to RMB906.7 billion (US$137.4 billion) in 2009, representing a CAGR of 23.4%. In 2008, western medicine, healthcare equipment and TCM products accounted for 55%, 24% and 21% of the total distributed value, respectively. Frost & Sullivan projected the wholesale and retail value of 906.7 billion (US$137.4 billion) to reach RMB2,075.2 billion (US$314.4 billion) by 2013, representing a CAGR of 23.0%. Such robust growth is expected to be supported by the PRC government’s health care reform initiatives including investment of more than RMB100 billion (US$15.2 billion) in the country’s healthcare industry over the next few years. Frost & Sullivan also estimated the country’s healthcare industry to grow at an average rate of 23% per year and the growth in rural areas is estimated to be 35% to 40% per year. As a result, companies that are involved in the wholesale pharmaceutical and TCM distribution are positioned to benefit tremendously from this growth.

Industry Consolidation

One of the key industry drivers for the PRC pharmaceutical distribution industry is expected to be industry consolidation. At present, the pharmaceutical distribution market in China is highly fragmented with approximately 14,000 distributors nationwide and the top three distributors accounting for approximately 30% of the total market share. Going forward, consolidation among distributors is widely expected to take place in parallel with the healthcare reform. In contrast, the three leading distributors in the U.S. accounts for over 90% of the entire U.S. distribution market.

The healthcare reform aims to improve the quality and accessibility of pharmaceutical product to end consumers. In addition, the enforcement of the healthcare reform is expected to lessen price competition among distributors. Larger pharmaceutical distributors (including regional wholesalers and distributors like Sinocom) will likely benefit from these measures in terms of product competitiveness and profit margin. Due to the pressure on price, industry consolidation is expected to occur as smaller pharmaceutical distributors are phased out or acquired by larger pharmaceutical distributors.

Another driver behind industry consolidation is the implementation of Good Supply Practice, or GSP, certification for pharmaceutical distribution by the PRC Government in 2004. The GSP certification aims to prevent factors that will compromise the quality of pharmaceutical products during the distribution process and minimize quality risk factors. Distributors that do not qualify for GSP certification are expected to be phased out, leading to a more streamlined industry.

Overview of Traditional Chinese Medicine

TCM drug treatment utilizes a combination of natural plants and minerals with specific medical characteristics to rectify biological imbalances and restore the body to a normal physiological condition. TCM is one of the world’s oldest medical systems and has played a major role in China’s healthcare system throughout its history.

In recent decades, TCM has undergone a process of modernization with the development of production techniques that allow the extraction of active herb ingredients that can subsequently be combined to produce formulated TCM pharmaceuticals with a variety of dosage forms such as tablets, capsules, and granules. These modernized formulations provide a more convenient form of TCM consumption and have also improved product quality consistency.

In 2009, the size of the TCM market was RMB74.6 billion (US$11.3 billion), representing approximately 30.0% of the overall pharmaceutical market. TCM is expected to grow rapidly over the next several years and become an increasingly important part of China’s overall pharmaceutical market, according to Frost & Sullivan. The size of the TCM market is expected to grow at a CAGR of 33.5% from 2009 to 2013 and reach RMB236.3 billion (US$35.8 billion) by 2013, representing 46.8% of the overall pharmaceutical market.

The growth of China’s TCM market is driven primarily by the government’s active promotion of TCM. A key measure used by the government to reduce overall healthcare costs is the promotion of lower cost TCM drugs as a mainstream form of preventive healthcare. In order to support TCM as an affordable source of healthcare, the government has recently expanded the number of TCM products in the EDL to 102 products, representing approximately one third of the 307 products on the EDL. Under the healthcare reform, the government also intends to increase the number of TCM hospitals, TCM medical practitioners, and access to TCM drugs and treatment. Expansion of healthcare services and spending in rural regions where TCM is primarily used will also be a major driver of growth.

Types of TCM Products

According to Frost & Sullivan, there are currently over 12,000 species of TCM and it is estimated that approximately 537 TCM species are regularly traded in the Bozhou trading market. These products generally fall under three major TCM sub-categories:

•

TCM raw herbs are either collected in the wild or cultivated by producers. A variety of cultivated raw herbs have been developed to produce higher yields of the desired constituents. For most raw herbs, further processing is required before consumption in order to extract the herb’s medicinal attributes.

•

TCM processed herbs are herbs that have undergone further processing such as steaming, boiling, parching, calcining, or roasting. The purpose of processing is to remove impurities, reduce side effects such as toxicity, improve medicinal characteristics, and extend storage life. Processed herbs are typically consumed in tea form.

•

TCM pharmaceuticals include pills, tablets, and capsules that contain up to 20 types of herbs. These products provide a more convenient form of TCM treatment that does not require additional preparation. In recent years, usage of TCM pharmaceuticals has increased significantly in China.

Factors that Affect the Price Trend of TCM Herbs in China

In addition to an increase in demand led by government support, favorable macroeconomic and demographic trends, price trends of TCM herbs in China over the past three years have been driven by the scarcity of arable land, as well as climatic and soil conditions in China.

According to Ministry of Land and Resources of China in 2010, arable land only accounts for less than 15% of a total of 9,570 million square meters (2,364.8 million acres) of land area in China. Despite the already small portion of arable land, with respect to total land area, the size of arable land has decreased by 11.1% over the last five years due to increasing urbanization and occurrence of natural disasters.

The same TCM herb species cultivated in different provinces can have different characteristics and potency due to different chemical composition and ratio of constituents. These differences can be manifested into different herb flavor, colors and morphology and can lead to different treatments and therapeutic effects.

TCM Herbs

TCM Raw Herb (Genus name/name in Pinyin Chinese/name in Chinese characters)	Estimated Market Size (RMB million)	Plantation Cycle (years)
Pueraria (Gegen) ( )	533.0	2

Gastrodia (Tianma) ( )	119.6	1

Wolfiporia (Fuling) ( )	159.6	1

Isatis (Banlangen) ( )	189.0	1

Salvia (Danshen) ( )	255.2	1

Chrysanthemum (Juhua) ( )	188.0	1

Radix (Xuanshen) ( )	57.7	1

Eucommia (Duzhong) ( )	34.4	3

TCM Raw Herb (Genus name/name in Pinyin Chinese/name in Chinese characters)	Estimated Market Size (RMB million)	Plantation Cycle (years)
Taxus (Hongdoushan) ( )	48.0	4

Cortex (Danpi) ( )	123.8	3

Paeonia (Baishao) ( )	106.0	3

Platycodon (Jiegeng) ( )	308.5	2

Source: The estimated market size and 2007-2010 historical price are provided by Frost & Sullivan.

             The plantation cycle information is provided by us.

PRC Government Support for TCM

Demand for TCM is expected to increase with recent initiatives taken by the PRC Government to promote the use of TCM nationwide. Since early 1990, more than 10 TCM hospitals have been established in China per year on average. In 2009, there were approximately 2,700 TCM hospitals in China. In addition, the PRC health authorities had launched a nationwide program in 2004 to build more than 150 specialized TCM hospitals with the goal to standardize TCM treatments, improve TCM recipes and extend the availability of TCM to consumers in China. Another key measure used by the PRC government is the expansion of the number of TCM products in the EDL to 102 products, representing approximately one third of the 307 products on the EDL.

TCM Herb Plantation and Trading in China

Currently, approximately 15% of a total 9,570 million square meters (2,364.8 million acres) of land across 18 provinces in China is dedicated to herb cultivation. There are close to 600 species of herbs that are cultivated in these arable lands, yielding approximately 6 million tons per year. Frost & Sullivan estimates that 60% of the TCM herbs in China are cultivated in approximately 450 standardized herb planting bases, while the remaining 40% are not cultivated and collected from the wild.

Overview of China’s Central-Eastern Region

Demographics and Key Economic Indicators

China’s Central-Eastern region, according to Frost & Sullivan, includes the provinces Anhui, Henan, Jiangxi, Hubei, Jiangsu and Zhejiang. This region has an aggregate population of approximately 387 million, representing 29.8% of China’s total population of approximately 1.3 billion. In 2009, this region accounted for 31.8% of China’s RMB33,535.3 billion (US$5,081.1 billion) total GDP output and achieved an average of GDP growth rate of 11.8%, significantly higher than the 6.8% national average.

(Based on 2009 Figures)	Anhui	Henan	Hubei	Jiangsu	Jiangxi	Zhejiang
Total Population (millions)	61.3	94.9	57.2	77.3	44.3	51.8
% Population in Tier 3 and Tier 4 cities	92.0%	92.1%	84.1%	90.0%	89.5%	84.4%
GDP (RMB billions)	1,005	1,937	1,283	3,406	759	2,283
GDP Growth Rate (%)	12.9%	10.7%	13.2%	12.4%	13.1%	8.9%
Arable Land (‘000 acres)[1]	14,159.6	19,586.6	11,525.2	11,771.6	6,985.9	4,746.7

Source: Frost & Sullivan

1	Based on 2008 figures.

Wholesale Pharmaceutical Distribution Market Size and Growth Characteristics

The size of China’s Central-Eastern region pharmaceutical distribution market reached RMB161 billion (US$24.4 billion) in 2009 and is expected to reach RMB371 billion (US$56.2 billion) by 2013, representing a CAGR of 23.2%. In 2009, this region represented approximately 17.8% of the pharmaceutical distribution market in China.

Source: Frost & Sullivan

Key End-Customer Characteristics

According to the Ministry of Health, there were more than 220,000 healthcare institutions in Central-Eastern China as of 2009, of which the vast majority are community health centers and village clinics that are located in the prefecture-level and county-level cities (or third and fourth tier markets).

China’s third and fourth tier pharmaceutical distribution market is different from regions with higher degree of urbanization. The customers, such as hospitals, community health centers, medical clinics and pharmacies, tend to be smaller and have more limited inventory storage capabilities. As a result, customers typically place small quantity orders, or orders of products in non-standard quantities, and require delivery of products as frequently as once every two to three days. There also tends to be a bias towards purchasing TCM and a greater need for additional product training and support. Lastly, customers tend to be disparate and occasionally located in areas not easily accessible.

Competitive Landscape

The wholesale pharmaceutical distribution landscape in China is highly fragmented with approximately 14,000 pharmaceutical distributors, primarily comprised of medium to small distributors with limited geographic coverage and product offerings. Approximately 7,200 of these distributors are provided with GSP certificates. In 2009, the top three distributors only accounted for approximately 30% of the total distribution market. In contrast, the three leading distributors in the U.S. accounts for over 90% of the entire U.S. distribution market.

The fragmented distribution landscape has created multiple levels of wholesalers and distributors that provide coverage at the national, regional, and local levels, which form the primary layers of China’s pharmaceutical industry value chain that connects manufacturers with customers that include hospitals, clinics, pharmacies, healthcare centers and other retail outlets.

For distribution into cities, towns and regions in third and fourth tier cities, national distributors frequently rely on last mile wholesalers and distributors, like ourselves, to sell and distribute to end customers due to a fragmented and dispersed customer base, less developed infrastructure, and specific customer requirements such as odd-lot ordering. Currently, there are approximately 3,000 regional and local wholesale pharmaceutical distribution companies in Central-Eastern China. 650 of these companies are based in Anhui, of which 244 companies are GSP certified.

We are ranked as the fourth largest wholesale pharmaceutical distribution company headquartered in Anhui province in terms of revenues for 2009. These companies are engaged in supplying western drugs, TCM products and medical supplies across various provinces of China, alongside exporting to other nations.

Top 5 Wholesale Pharmaceutical Distributors Headquartered in Anhui (2009, RMB Million)

Ranking	City	Pharmaceutical Distributor Based out of Anhui
1	Hefei	Tianxing Medical Co. Ltd.

2	Hefei	Anhui Wanan Medical Co. Ltd.

3	Hefei	Anhui Yiyao (Group) Co., Ltd

4	Anqing	Sinocom Pharmaceuticals, Inc.

5	Hefei	Hefei Tianxing Co. Ltd.

Source: Frost & Sullivan

Significance of TCM in Central-Eastern China

Central-Eastern China has played an important role in the development of the TCM industry. Due to favorable climatic and soil conditions, this region has historically established itself as a major TCM herb cultivation center.

The government has announced policies to further promote TCM herb plantation, production and research in Central-Eastern China. For example, the government is planning to build approximately 4 billion square meters (1.0 million acres) of TCM herb plantation base and national level TCM clinical teaching and research bases in Anhui.

In particular, this region has become one of the key distribution centers for TCM products, including raw herbs, processed herbs and formulated drugs due to the number of herb processors and TCM drug manufacturers and the abundance of high quality herbs. According to Frost & Sullivan, the TCM distribution market in Central-Eastern China has exceeded RMB22.7 billion (US$3.4 billion), or approximately 26.7% of China’s TCM market, and is expected to reach more than RMB77 billion (US$11.7 billion) by 2013, representing a CAGR of approximately 38.9% from 2010 to 2013 that outpaces the growth in the overall pharmaceutical market.

Furthermore, the largest herb trading market in China, the Bozhou trading market, is located in Anhui, accounting for approximately 60% of the country’s total herb trading volume. Herb trading centers are central markets where wholesalers and retailers meet herbal farmers and manufacturers at a provincial level. The Bozhou trading center has an annual turnover of over RMB10 billion (US$1.5 billion), a value which is larger than the total value of all other herb trading centers in China combined. It has approximately 1,000 buildings with more than 8,000 booths. Currently, it has daily herb trading volume exceeding 6,000 tons, with an estimate of approximately 537 TCM species being regularly traded. The Bozhou trading center also provides integrated logistics, information, finance and herbal seed testing services to facilitate trading.

BUSINESS

Business Overview

We are an established pharmaceutical wholesaler and distributor in Central-Eastern China. According to a report that we commissioned from Frost & Sullivan, we were the fourth largest wholesale pharmaceutical distribution company headquartered in Anhui province in 2009 in terms of revenue. Our core businesses are (i) selling and distributing traditional Chinese medicines, or TCM, and Western pharmaceuticals and medical supplies to third and fourth tier cities in Central-Eastern China and (ii) managing TCM raw herb plantations.

We sell and distribute approximately 6,800 products, including both TCM and Western pharmaceuticals and medical supplies, to more than 4,800 customers located in the provinces of Anhui, Jiangxi, Hubei, Zhejiang and Jiangsu. The wholesale pharmaceutical distribution market in these provinces was approximately RMB147 billion (US$22.3 billion) in 2009 and is expected to grow to RMB328 billion (US$49.7 billion) by 2014, representing a CAGR of 17.4%, according to Frost & Sullivan. These provinces are also expected to benefit from China’s RMB850 billion (US$128.8 billion) healthcare reform plan announced in March 2009, which seeks to, among others, extend insurance coverage, increase drug reimbursement, expand China’s medical infrastructure and promote the pharmaceutical industry.

Our pharmaceutical sales and distribution network covers the “last mile” of the pharmaceutical industry value chain to third and fourth tier cities in Central-Eastern China. Selling and distributing pharmaceuticals directly to the hospitals, pharmacies and medical clinics in the third and fourth tier cities that we primarily serve in a cost-effective manner is challenging, largely because the transportation infrastructure in these markets is less developed and the customer base is highly fragmented and often requires the delivery of small quantities of different products once every two to three days. Due to these logistical challenges, large wholesalers, distributors and manufacturers frequently rely on last mile wholesalers and distributors such as ourselves who possess the regional coverage and expertise, to sell and deliver their pharmaceutical products to customers located in these markets.

Over more than 20 years, we have developed a pharmaceutical sales and distribution model tailored to third and fourth tier cities in Central-Eastern China. In particular, our inventory management software system and our warehouse management processes enable small orders to be fulfilled efficiently while minimizing excess inventory. Our fleet of smaller trucks are able to better navigate the road conditions in the markets we serve and our local knowledge allows us to design optimized delivery routes that deliver our products to customers within 24 hours of receiving an order.

We are also engaged in managing TCM raw herb plantations, whereby we enter into exclusive long-term contractual arrangements with local villagers’ committees to purchase TCM raw herbs from local farmers. We have the rights to control the species of TCM raw herbs to be cultivated and the cultivation methodology to be used. We also provide on-site support by stationing one or two technical personnel at each plantation to provide technical assistance and training to the local farmers and closely supervise the cultivation process to ensure herb quality. The plantation sites encompass approximately 18.5 million square meters (4,500 acres) in Anhui province, a region widely recognized for its favorable herb growing climatic and soil conditions and its significant TCM trade including the Bozhou market, which accounts for more than 60% of China’s total herb trading volume.

There are currently 12 different species of herbs grown at the seven contracted plantation sites. We select raw herbs that, according to the market intelligence we gain through our sales and distribution business, are in high demand and low supply. For each herb we consider factors such as the length of cultivation period, the suitability of growing the herb in Anhui and the technical skills required for cultivation. Furthermore, we have developed a crop rotation system that minimizes fallow periods and increases our revenue per square meter. The gross profit margin of our TCM raw herbs sales was 55.8% in 2010, which was the highest among all our product categories.

Our TCM raw herb plantation management business expands our TCM product portfolio to include high-margin TCM raw herbs and extend our sales and distribution base through the Bozhou market to TCM manufacturers across China. In addition, through these operations and our regular interactions with customers and suppliers we have developed a deep understanding of the TCM raw herb market. This knowledge allows us to detect changes in the supply and demand of specific TCM raw herbs and adjust our plantation plans to better serve our customers. Our ability to supply TCM raw herbs as raw materials also makes us an attractive business associate to TCM manufacturers.

We have achieved total net sales from our pharmaceutical sales and distribution and TCM raw herb plantation management business of US$64.8 million, US$86.1 million and US$108.6 million in 2008, 2009 and 2010 respectively, representing a compound annual growth rate, or CAGR, of 29.5%. During the same periods, our net income was US$12.8 million, US$16.9 million and US$22.0 million, respectively, representing a CAGR of 31.0%.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors.

Leading pharmaceutical wholesaler and distributor in Anhui with an established presence in Central-Eastern China’s growing wholesale pharmaceutical distribution market

We are one of the leading pharmaceutical wholesalers and distributors in Anhui province and have sold and distributed wholesale pharmaceutical products to third and fourth tier cities in Central-Eastern China for more than 20 years. According to Frost & Sullivan, we were the fourth largest wholesale pharmaceutical distribution company headquartered in Anhui province in 2009 in terms of revenue. The wholesale pharmaceutical distribution market in the provinces which we currently sell and distribute was approximately RMB147 billion (US$22.3 billion) in 2009 and is expected to grow to RMB328 billion (US$49.7 billion) by 2014, representing a compounded annual growth rate of 17.4%, according Frost & Sullivan. Through our in-house sales team of 54 people, we sell and distribute approximately 6,800 products to more than 4,800 customers located in Central-Eastern China. Our suppliers include leading domestic pharmaceutical manufacturers and our customers include 35 of the top 50 pharmaceutical enterprises in China. We believe our large variety of product offerings, our relationships with top manufacturers and pharmaceutical enterprises and our proven and cost-efficient distribution business positions us to take advantage of the expected growth in Central-Eastern China’s pharmaceutical distribution market.

Our focus on providing access to a broad range of TCM products

We focus on the sale and distribution of TCM products to customers in third and fourth tier cities in Central-Eastern China. The wholesale TCM distribution market of the provinces which we currently sell and distribute was RMB20.7 billion (US$3.1 billion) in 2009 and is expected to grow at a CAGR of 35.6% from 2009 to 2014, according to Frost & Sullivan. We believe we offer one of the largest and most diversified TCM portfolios in our coverage region which includes 1,695 formulated TCM pharmaceuticals, 400 TCM processed herbs and 8 TCM raw herbs. The gross profit margin of our TCM products was 38.9% in 2010. We believe that the recent growth in the wholesale TCM distribution market, coupled with the breadth of our product portfolio and the higher margins available in selling and distributing TCM products will enable us to increase profits as we enhance our focus on this growing sector of the Chinese pharmaceutical distribution industry.

Established TCM raw herb plantation management business in strategic locations

We have been engaged in TCM raw herb plantation management and the sourcing of TCM raw herb from local villagers’ committees since 2004. Through these arrangements, we strive to secure a reliable supply of high-quality TCM raw herbs with attractive profit margins. The gross profit margin from our TCM raw herbs was

55.8% in 2010, which was the highest among all of our product categories. Our contractual arrangements with local villagers’ committees give us the exclusive right to purchase the TCM raw herbs grown on the plantation sites. The terms of our purchase and sales contracts with the local villagers’ committees range from 10 to 50 years and we have the pre-emptive right to purchase all of the crops grown on the contracted plantations. We have the rights to control the species of TCM raw herbs to be cultivated and the cultivation methodology to be used. We also provide on-site personnel to give technical assistance and training to the local farmers and closely supervise the cultivation process to ensure herb quality. Furthermore, we have developed a crop rotation system that minimizes land idleness and increases our revenue per square meter. We believe that our past success, our relationship with the local village committees and our knowledge and expertise in the plantation process will provide a solid foundation for our expansion plan in the TCM raw herb plantation management business.

The plantation sites are strategic located in the central plains of the Da Bie Mountains in Anhui province, one of the most fertile agricultural regions in China, with geographical and climatic conditions highly suitable for the growing of TCM raw herbs. These plantation sites encompass approximately 18.5 million square meters (4,500 acres) of land across seven locations, on which 12 different species of herbs are cultivated, each one of which has been selected by us based on our understanding of the TCM market dynamics. Moreover, the location provides us with advantages in the marketing and sale of our TCM raw herbs due to its close proximity to the Bozhou TCM market, which accounts for more than 60% of China’s herb trading volume. We believe that our relationships and favorable arrangements with the local villager’s committees, coupled with our knowledge and expertise in the cultivation and sales and distribution process, provides a solid foundation on which to expand our TCM raw herb plantation management business to further exploit the high margins of this growing sector of the Chinese pharmaceutical industry.

Our ability to leverage synergies from our two business lines

Through our daily interaction with our suppliers and customers in the pharmaceutical sales and distribution business we gain valuable knowledge of the supply and demand dynamics for TCM products. We are able to use that knowledge to identify those TCM raw herbs that are in high demand but low in availability and manage plantation production plans accordingly to maximize revenue and profitability. Our success in being able to identify those TCM raw herbs that will be most profitable is illustrated by the fact that the industry average selling price per kilogram of the top selling TCM raw herbs that we sold and distributed in 2010 increased by 57.6% over the last three and half years in China, according to Frost & Sullivan. In addition, we achieve operational efficiency by using the same personnel to operate both our TCM raw herb plantation management business and the processed herb portion of the pharmaceutical sales and distribution business. Moreover, we believe that it is challenging for new entrants to acquire a comparable level of expertise in managing TCM raw herb plantations, particularly in the short term, due to our knowledge of the farming conditions in the locations we operate, our established relationships with the villagers’ committees and a plantation cycle that generally lasts one to three years.

The TCM raw herb plantation management business also allows us to better serve the TCM manufacturers through our ability to supply TCM raw herbs as raw materials, thus strengthening our sourcing ability for our pharmaceutical sales and distribution business. In February 2011, we entered into a contract with one of the TCM manufacturers in which we agreed to supply a certain amount of TCM raw herbs. We believe our pharmaceutical sales and distribution and TCM raw herbs operations capability creates exciting new business opportunities and makes us an attractive business associate to TCM manufacturers.

Sales and distribution network and expertise in serving the pharmaceutical needs of China’s third and fourth tier cities in Central-Eastern China

We have developed an extensive sales and distribution network to deliver wholesale pharmaceutical products to more than 4,800 customers in third and fourth tier cities in Central-Eastern China. Our customers typically require frequent deliveries of small quantities of a variety of products across multiple product types as compared to bulk orders placed by larger hospitals and clinics in first and second tier cities. We have developed specialized expertise in cost-effectively serving the requirements of our customers by offering:

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Flexible Ordering: We are able to fill orders of smaller quantities of a variety of pharmaceutical products, TCM processed herbs and medical supplies without substantial mark-up in price as compared to larger orders

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Frequent Deliveries: We are able to cost-effectively deliver products to our customers as frequently as they demand, which is generally every two to three days, by developing delivery routes that enable us to take advantage of our large customer base and reach approximately 5 to 25 customers per trip

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Professional Consultations: As part of our sales force, we employ 17 pharmacists and medical doctors that have in-depth knowledge of the pharmaceutical products that we offer. Our sales force also organizes frequent seminars to introduce new products to our customers, generate demand for our products and better understand our customers’ needs

Our ability to sell and distribute smaller quantity orders to these customers in a cost-effective manner is facilitated by our storage facility that is specially-designed to fulfill smaller quantity delivery requests, our information management software that tracks individual product inventory and our extensive customer base. We have tailored the scale of our operations for the markets we serve, allowing us to assist our customers in their needs to maintain low inventory levels and reduce overall costs.

In addition, our direct and regular interactions with hospitals, pharmacies and medical clinics allow us to better understand evolving product preferences and develop stronger, long-term relationships with our customers. Our ability to efficiently serve these third and fourth tier cities makes us a critical link in the pharmaceutical industry value distribution chain and allows us to achieve higher margins.

Experienced management team with skilled technical personnel

Our management team has broad experience in China’s wholesale pharmaceutical distribution industry with an average of 15 years’ industry experience. Our chief executive officer and president, Mr. Xuexiang Ai, has more than 16 years of experience in the PRC pharmaceutical industry with significant operations and sales experience. Mr. Tuck Wing Pang, our chief financial officer, has more than ten years of financial and accounting experience, having previously served as the key finance person for several listed companies in Singapore. Our sales team is led by Dr. Hongsheng Ma, a medical doctor with more than 5 years of clinical experience and 15 years of experience in pharmaceutical sales and distribution. Our deputy general manager, Dr. Ping Huang, has a medical degree and is a qualified pharmacist with over 20 years of experience in sales and production management. He oversees the sales to pharmacies and sub-distributors as well as quality control. In addition, we are supported by a team of dedicated technical personnel with extensive knowledge and experience in TCM raw herb plantation management. These technical personnel provide know-how to our farmers and closely monitor the seeding and cultivation process to ensure the quality of the TCM raw herbs grown on the plantations we manage. We believe that the technical knowledge and operating experience of our senior management and technical personnel provide us with a strong foundation for future growth.

Our Strategy

Our goal is to become the leading pharmaceutical wholesaler and distributor to Central-Eastern China’s third and fourth tier cities and the leading TCM raw herb plantation manager. We intend to achieve these goals through the following strategies:

Expand our TCM raw herb plantation management business

We plan to further expand the scope of our TCM raw herb plantation management business by strengthening our relationship with the local village committees we work with and by securing additional contracts with additional local village committees in Anhui province. We believe there is land that is readily available and suitable for the cultivation of TCM raw herbs, and we plan to increase the size of the cultivation sites by at least 3 million square meters (741.3 acres) each year for the next 5 years. We will select sites in Anhui province based on the geographic, soil and climatic conditions required for the species of TCM raw herbs that we plan to grow. We believe this will further enhance our access to high profit margin TCM raw herbs.

We also plan to introduce new types of TCM raw herbs to broaden the variety of TCM raw herbs that we offer to our customers and increase our operating scale. We aim to identify TCM raw herbs that are in high demand but with limited availability through knowledge gained from our pharmaceutical sales and distribution business.

Enter into the herb processing business to complement our other businesses

We plan to acquire herb processing and extract manufacturing capabilities as we believe that such capabilities will complement our existing TCM raw herb plantation management business. We intend to leverage the experience of our team in the pharmaceutical manufacturing and processing businesses to successfully expand into this business. Our access to the large supply of TCM raw herbs grown on the plantations we manage and our proximity to the Bozhou TCM raw herb market will provide us with access to the raw materials needed for the herb processing and extract manufacturing business. We intend to sell our processed herbs directly to our existing customers and our herb extracts directly to TCM pharmaceutical manufacturers and health supplement manufacturers across China. Our ability to produce processed herbs and extracts will allow us to expand our customer base, offer higher value products, capture additional margins and strengthen our relationships with existing customers, as well as TCM manufacturers from whom we may wish to source products for our pharmaceutical sales and distribution business.

Expand our product portfolio and exclusive product offerings

We believe that we have one of the most diversified pharmaceutical product portfolios in Central-Eastern China. We plan to leverage our expertise and leadership position in the pharmaceutical sales and distribution business to continue to grow our business to capture the tremendous market opportunities in Central-Eastern China’s third and fourth tier cities. We will also pursue additional exclusive product distribution agreements with suppliers as we believe these agreements help to broaden our customer base by making us the sole distributor of these products in designated cities or territories. Our TCM raw herb plantation management and herb processing businesses are important elements of the strategy. By supplying raw and processed herbs to pharmaceutical manufacturers, we believe we will be able to deepen our relationship with them and strengthen our bargaining power and sourcing ability to obtain both exclusive and non-exclusive distribution rights. The number of products for which we have exclusive distribution rights increased from 25 in 2007 to 458 in 2010 and the percentage of our net sales from these exclusive products increased from 2.4% to 31.8% during the same period.

Continue to invest in our distribution infrastructure and logistics capabilities

We plan to construct a modern GSP-certified pharmaceutical warehouse in Anqing, Anhui. This state-of-the-art facility will house approximately 15,000 square meters of warehousing space and will significantly increase our storage capacity. This facility will be equipped with both climate control and new inventory management systems, including automated product packing, identification and tracking systems, which will allow us to quickly retrieve product data, reduce delivery lead-time and reliance on human labor, and increase operational accuracy and efficiency. We expect this new facility to commence operations in late 2012 or early 2013.

As we continue to expand our operations and logistical capabilities, we intend to adopt a hub-and-spoke model by acquiring local warehousing facilities supported by local delivery fleets. Each of these local warehousing facilities will request supplies from the new central warehouse and act as the respective local hub for the sales and distribution of pharmaceutical products to the expanded coverage area. The new pharmaceutical warehouse in Anqing will allow us to minimize the inventory held in the local hubs by centrally coordinating and calibrating the sales and distribution of an optimal amount of supplies to each of these local hubs in a timely manner. We expect this to form the foundation for the continued expansion of our sales and distribution network in China’s Central-Eastern region and support our future business operations.

Further expand our sales and distribution coverage in Central-Eastern China through acquisitions

Our headquarters positions us close to the five high-growth provinces of Anhui, Jiangxi, Hubei, Zhejiang and Jiangsu. In 2010, Anhui province accounted for approximately 90% of our net sales. From our core business in Anhui, we intend to expand our sales and distribution coverage of China’s Central-Eastern region, with an initial focus on Jiangxi, Hubei and Jiangsu provinces due to their similar market characteristics and fragmented pharmaceutical sales and distribution landscape. In order to strengthen our position in these provinces, we intend to actively pursue acquisitions of local distributors already operating in these markets. We believe our extensive expertise and local knowledge put us in a favorable position to become one of the key consolidators of sales and distribution businesses in China’s Central-Eastern region.

Our Business

We primarily operate two business lines: pharmaceutical distribution and TCM raw herb plantation management.

Pharmaceutical Sales and Distribution

We sell and distribute approximately 6,800 products including both TCM and Western pharmaceuticals, TCM processed herbs and medical supplies to third and fourth tier cities in Central-Eastern China, which includes the Anhui, Jiangxi, Hubei, Jiangsu, and Zhejiang provinces. Selling and distributing pharmaceuticals directly to the hospitals, pharmacies and medical clinics in the third and fourth tier cities that we primarily serve in a cost-effective manner is challenging, largely because the transportation infrastructure in these markets is less developed and the customer base is highly fragmented and often requires the delivery of small quantities of different products once every two to three days.

We are able to provide direct sales and distribution of these products to over 4,800 customers through our delivery fleet that is specifically tailored for distribution in our coverage regions. Compared with the large container trucks used by nationwide and larger regional wholesale distributors, our delivery trucks are smaller 10-foot cargo trucks that are better able to navigate the small roads that are common in third and fourth tier cities, which tend to be less developed as compared to the first and second tier cities in China. Through the design of optimal delivery routes, our delivery fleet is able to provide frequent deliveries to a fragmented customer base in difficult to reach locations within 24 hours of the receipt of an order.

We deliver products to our customers on average once every two to three days by assigning specific trucks to pre-determined regions, which enables us to reach between 5 to 25 customers per trip, as delivery demands require. Our ability to provide timely, consistent, and reliable sales and distribution services is one of our key competitive strengths. From time to time, we also use third-party logistics companies to deliver orders that are outside of our direct sales and distribution network.

To help generate sales, we have a sales and marketing team with localized knowledge, a strong understanding of the specific needs of our target markets and long standing relationships with hospitals, clinics and pharmacies. Our sales and marketing team regularly visits our customers to obtain feedback, to understand current product needs and to provide product consultation and updates on our latest pharmaceutical products. Although we maintain multiple points of contact with our customers, we believe our sales and marketing representatives play a critical role as they regular interact with our customers and are involved throughout the sales process.

Sales and Distribution Network and Management

The following map illustrates the geographical coverage of our sales and distribution network:

Our operations are anchored by what we believe is one of the largest storage facilities tailored to small quantity deliveries in Central-Eastern China. This distribution facility is located in Anqing, Anhui, which positions us at the center of China’s Central-Eastern region and near the intersection of the five provinces we serve. These provinces have comparable market characteristics with similar customer needs and a highly fragmented and dispersed customer base. In 2010, approximately 90% of our net sales came from Anhui province with the remainder coming from the Jiangxi, Hubei, Zhejiang, and Jiangsu provinces.

Our warehouse management and order packaging systems are tailored to efficiently fill small quantity orders and are supported by our inventory management software that tracks individual product inventory to provide data on product expiration and inventory needs. Furthermore, our purchasing, warehousing, sales, and distribution teams are highly integrated through daily cross-team interactions and meetings to collect and aggregate information on customer product needs, high priority product sales, and warehouse inventory and purchasing needs. This integrated model ensures that we are able to offer products that match our customers’ needs and efficiently manage our product inventory.

Our sales and marketing representative are assigned specific coverage areas in Central-Eastern China and are responsible for maintaining customer relationships, including placing purchase orders and providing product support. Our sales team also conducts a market intelligence study and a review process to screen each potential customer before engaging in targeted sales and marketing efforts in newly expanded areas.

Distribution Facilities

Our distribution facility is located near our headquarters in Anqing, Anhui. Our distribution facility has seven warehouses with approximately 7,200 square meters of floor space including four warehouses for pharmaceutical products, one warehouse for medical supplies, and two warehouses for TCM processed herbs and TCM raw herbs.

We have entered into a lease for our distribution facility and warehouses, the term of which does not expire until 2019 and we do not expect any material difficulties in the renewal of these existing leases upon their expiration.

Our distribution facility is GSP-certified with inventory and delivery management systems integrated into an ERP information system. We have an inventory management software system which allows us to optimize the management of our inventory through the analysis and tracking of our existing supply. The ERP-certified information system provides us with up-to-the minute information on product inventory, pending customer orders, and order status. This system also provides other functions such as marketing, product data, inventory replenishment and computer price updates. Through this system, we are able to better control inventory flow, improve logistics efficiency and enhance operational planning.

We plan to construct in Anqing a modern GSP-certified pharmaceutical warehouse of approximately 15,000 square meters. This facility will be equipped with climate control systems and a new inventory management system, which will include fully automated selection and packing systems as well as product identification systems, to allow us to quickly retrieve product data and reduce our delivery lead-time. The facility will also double our storage capacity and enable us to broaden our sales and distribution radius in order to further penetrate adjacent provinces. We expect this new facility to commence operations in late 2012 or early 2013.

TCM Raw Herb Plantation Management

We are also engaged in the management of TCM raw herb plantations. We currently have access to 12 types of TCM raw herbs through purchase and sales agreements with seven local village committees in Anhui province. Due to plantation cycles, we do not offer every TCM raw herb each year. We believe that these herbs are of superior quality due to the location of the plantations in the central plains of the Da Bie Mountains in Anhui, which has climatic and soil conditions that are ideal for growing TCM raw herbs. Distributing TCM raw herbs is highly attractive due to the strong demand for TCM products in the markets that we serve. Our ability to sell and distribute TCM raw herbs allows us to increase our profitability and margins as well as broaden our customer base to include TCM manufacturers and traders in the Bozhou market. During 2010, the TCM raw herbs grown on and purchased from these plantations accounted for 20.3% of our total net sales and had an average gross margin of 55.8%. In 2010, the top three selling TCM raw herbs accounted for 14.8% of our total net sales. The average gross margin of our these top three selling TCM raw herbs in 2010 was 62.2%, 46.3%, and 43.0%, respectively.

The following map sets forth the locations of the current plantation sites:

We source our TCM raw herbs through seven separate purchase and sales agreements entered into with local village committees in the Anhui province. Under these purchase and sales agreements, we have exclusive rights to purchase a predetermined amount of harvested TCM raw herbs, as well as a preemptive right to purchase all herbs harvested in excess of the predetermined amount. The purchase price that we pay for the herbs is determined based on costs, including labor, seeding and fertilizer, on an annual basis. Pursuant to our agreements with them, the village committees are not allowed to use their lands for other purposes or subcontract their land to other third parties without our consent. We have the right to control the type of TCM raw herbs to be cultivated and the cultivation methodology to be used. The village committees are also required to cooperate with us throughout the cultivation process, and we have the right to provide technical training, directions and supervision throughout the cultivation process. One of these purchase and sales agreements have a term of 50 years and will expire in 2059. The other six of them have a term of 10 years and will expire in 2019 or 2020.

To increase our net sales and profit margins, we aim to select raw herbs that are high in demand and low in availability according to market intelligence we gain from our pharmaceutical sales and distribution business. We consider factors such as the suitability of the climatic and soil conditions for cultivating the herbs in Anhui as well as the technical skills required to plant and harvest the TCM raw herb in a manner that maximizes yield. We will typically conduct a small-scale trial planting in order to determine whether a certain raw herb fulfills our selection criteria prior to launching a large-scale cultivation operation. We provide on-site support to the farmers by stationing one or two technical personnel at each plantation site. Our on-site technical staff members provide technical assistance and training, including cultivation know-how, to the farmers and closely monitor the seeding and cultivation process to ensure herb quality. Depending on the nature of the soil and climatic conditions of each cultivation site, our on-site technical staff provides specific advice (such as spacing between each individual plant and irrigation practices) on how to maximize the yield of each TCM raw herb. The local village committees will assign certain farmers to carry out the work necessary to fulfill our purchase and sales agreements. Currently, approximately 700 to 800 farmers work on the various plantation sites. Furthermore, we have developed a crop rotation system on the plantation sites to minimize fallow periods and to increase our revenue per square meter. For example, the plantation site used for the cultivation of Banlangen will be used for the cultivation of Danpi after the harvest period of Banlangen.

Farmers generally sow seeds in spring and harvest in autumn, although different herbs have different growth cycles. Typically, several months prior to the harvest, our sales and marketing representatives inform our customers regarding the harvest schedule and forecasted yields and accept orders in advance and negotiate the sales prices based on prevailing market rates. The TCM raw herbs are primarily sold to certain TCM herb trading companies located in the Bozhou market, the largest trading center for TCM raw herbs in China, with an annual turnover of more than RMB10 billion (US$1.5 billion). In addition, we also sell the TCM raw herbs to TCM pharmaceutical manufacturers. Our location in Anhui province and proximity to Bozhou provides us with an advantage in the marketing and sales of our TCM raw herbs.

The following chart sets forth the process for the TCM raw herb plantation management business:

Our Products

Pharmaceutical Sales and Distribution

We believe that we sell and distribute the largest portfolio of pharmaceutical products into third and fourth tier cities in China’s Central-Eastern region. We sell and distribute approximately 6,800 wholesale pharmaceutical products consisting of 1,695 TCM pharmaceuticals, 400 TCM processed herbs, 4,416 Western pharmaceuticals, and 374 medical supplies. Of these products, we have obtained exclusive distribution rights over specified geographic areas for 458 products as of December 31, 2010.

The following table sets forth the net sales contributed from each category of products from our pharmaceutical sales and distribution business in 2008, 2009 and 2010, respectively.

	2008	2009	2010
TCM pharmaceuticals	16.0%	24.9%	23.2%
TCM processed herbs	10.3%	12.6%	14.0%
Western pharmaceuticals	36.6%	39.6%	38.9%
Medical supplies	3.5%	4.1%	3.6%
Total	66.4%	81.2%	79.7%

The following table sets forth the gross profit contributed from each category of products (as a percentage of total gross profit) from our pharmaceutical distribution business in 2008, 2009 and 2010, respectively.

	2008	2009	2010
TCM pharmaceuticals	11.3%	17.5%	16.1%
TCM processed herbs	14.6%	17.9%	18.6%
Western pharmaceuticals	26.3%	28.3%	27.1%
Medical supplies	2.2%	3.0%	2.7%
Total	54.4%	66.7%	64.5%

The products we sell and distribute cover a wide range of therapeutic areas. Of the pharmaceutical products we sell and distribute, the top three product categories are anti-infective, personal care, and respiratory, which on aggregate accounted for 33.8% of our total net sales in 2010. The products included in these three categories are primarily over-the-counter products that are commonly used in our coverage areas regions, and further supported by the advertising and promotion of their respective pharmaceutical manufacturers.

Other than pharmaceutical and medical supply products, we also procured 400 TCM processed herbs for our pharmaceutical distribution business in 2010.

Product Mix Management

We actively manage our pharmaceutical product portfolio to maintain an optimal product mix that allows us to meet our customer’s needs and achieve higher profitability:

•	Customer Feedback: We adjust our product portfolio and procure new products based on customer feedback we receive from our sales and delivery teams

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Product Performance: We continuously monitor product sales and margins to maintain our profitability and replace underperforming products with comparable products that can offer higher sales and margins

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Expand Exclusive Products: We aim to increase our exclusive product portfolio, which we believe allows us to create effective barriers to entry and differentiate our product portfolio from our competitors

TCM Raw Herb Plantation Management

We currently have access to 12 types of TCM raw herbs through purchase and sales agreements with seven local village committees in Anhui province. Due to the plantation cycle, some of the TCM raw herbs are not available every year. We currently generate sales from eight types of TCM raw herbs. Sales of TCM raw herbs accounted for 20.3% of our total net sales in 2010.

The following table summarizes the size of the plantation site and the net sales contribution percentage of each TCM raw herb in 2010:

	TCM Raw Herb (Genus name/name in pinyin Chinese/name in Chinese characters)	Size of Plantation Site (m²)	% of Total Net Sales in 2010
1	Pueraria (Gegen) ( )	4,152,000	8.8
2	Gastrodia (Tianma) ( )	1,133,333	3.5
3	Wolfiporia (Fuling) ( )	1,733,333	2.5
4	Isatis (Banlangen) ( )	2,666,667	2.5
5	Salvia (Danshen) ( )	2,000,000	1.3
6	Chrysanthemum (Juhua) ( )	666,667	1.2
7	Radix (Xuanshen) ( )	666,667	0.4
8	Eucommia (Duzhong) ( )	1,433,333	0.1
9	Taxus (Hongdoushan) ( )	2,000,000	—
10	Cortex (Danpi) ( )	666,667	—
11	Paeonia (Baishao) ( )	666,667	—
12	Platycodon (Jiegeng) ( )	666,667	—

Our Customers

Pharmaceutical Sales and Distribution

We sell and distribute our products to more than 4,800 customers that include hospitals, medical clinics, pharmacies, and sub-distributors. Some of the sub-distributors serve as the procurement arm of some hospitals in remote areas. The following table set for the number of our customers in each categories for the periods indicated:

	2008	2009	2010
Hospitals	106	140	154
Medical clinics	988	2,910	3,516
Pharmacies	483	898	933
Sub-distributors	176	218	291
Total	1,753	4,166	4,894

Currently, approximately 90% of our sales and distribution revenues comes from customers in Anhui province, with the balance coming from customers in Jiangxi, Hubei, Zhejiang and Jiangsu. Our customers typically have smaller-scaled operations compared to the larger hospitals in the first- and second-tiered cities. For example, the hospitals and clinics in these markets are typically equipped with only 10 to 25 beds and require frequent small-scaled deliveries. Due to their smaller scale, our customers also frequently require additional product support, which we provide through 17 pharmacists and medical doctors that are on our sales and marketing team, each with an in-depth knowledge of the pharmaceutical products we offer. Our sales force also organizes seminars at least once a month to introduce new products to our customers. We believe our direct and regular interaction with hospitals, pharmacies and medical clinics allows us to better understand evolving product preferences and develop stronger relationships with our customers.

We generally grant a credit term of 30 to 60 days for pharmacies and clinics, 90 to 100 days for sub-distributors, and 90 to 180 days for hospitals, subject to criteria such as purchase volume, financial strength and payment track record. The credit term for hospital generally became longer in 2010 due to the centralization of the hospitals’ payment systems which led to longer payment periods. Before we supply our products to new customers, we conduct extensive credit checks and consider factors such as market reputation and delivery feasibility.

For the years ended December 31, 2008, 2009 and 2010, sales to our largest pharmaceutical sales and distribution customer, accounted for approximately 2.2%, 1.6%, and 2.2% of our total net sales, respectively. During the same periods, sales to our five largest pharmaceutical sales and distribution customers accounted for approximately 8.9%, 7.0%, and 7.4% of our total net sales, respectively.

At the request of unrelated customers, we agreed to hold in trust the equity interests of or have our chief executive officer named as the legal representative for three companies. Neither we nor our chief executive officer owns any beneficial interest in the equity or economic benefits of these companies or has management and control rights over them. We terminated one of these arrangements in 2009 and we are in the process of terminating the other two. For the years ended December 31, 2008, 2009 and 2010, sales to these companies amounted to RMB5.4 million (US$0.8 million), RMB7.6 million (US$1.1 million), RMB3.1 million (US$0.5 million), respectively, or 1.2%, 1.3%, and 1.4% of our total net sales, respectively.

TCM Raw Herb Plantation Management

We sell our TCM raw herbs to more than 1,100 TCM pharmaceutical manufacturers and herb trading companies located in Anhui’s Bozhou market, which conducts more than 60% of China’s total herbs trading volume. Our sales office in Bozhou procures customers from the Bozhou market and negotiates the purchase price with these customers based on the quality and anticipated demand of the TCM raw herb several months prior to the harvest.

To provide quality assurance to our customers, our customers are allowed to visit plantation sites and inspect the quality of the TCM raw herbs before their harvest periods.

We generally grant a credit term of 90 to 100 days for TCM pharmaceutical manufacturers and herb trading companies located in Anhui’s Bozhou market, subject to similar criteria such as purchase volume, financial strength and payment track record. For the years ended December 31, 2008, 2009 and 2010, sales to our largest TCM raw herb customer overall, accounted for approximately 0.4%, 0.7%, and 0.7% of our total net sales, respectively. During the same periods, sales to our five largest TCM raw herb customers accounted for approximately 1.3%, 2.6%, and 2.4% of our total net sales, respectively.

Our Suppliers

Pharmaceutical Sales and Distribution

We currently source our pharmaceutical products and medical supplies from 557 suppliers, including 153 manufacturers and 404 distributors. We have maintained close business relationships with our suppliers since the establishment of our predecessor entity in 1986. We regularly communicate with our suppliers and provide feedback on the sales of their products. We also organize seminars and presentations to promote new products to our existing and potential customers on behalf of the suppliers. Our largest supplier accounted for 2.8%, 3.4% and 3.2% of our total purchases in 2008, 2009, and 2010 respectively. During the same periods, the transaction value of purchases from our five largest suppliers accounted for 11.5%, 14.0% and 14.0% of our total purchases in 2008, 2009 and 2010, respectively.

Currently, the purchase of our pharmaceutical products is conducted by our procurement team with guidance from our chief executive officer and market intelligence collected by our sales team. Our products are selected based on customers’ demand and profit margins. Our head of the procurement team is supported by (i) a certified pharmacist who assists in the procurements of TCM pharmaceuticals, Western pharmaceuticals, and medical supplies, (ii) a team of Chinese herbal medicine pharmacists, who assists in the procurements of TCM processed herbs and TCM raw herbs and (iii) a team of five other staff members.

Most of our supplier agreements for our Western pharmaceuticals, TCM pharmaceuticals, TCM processed herbs and medical supplies are for a term of one year and are renewable upon mutual agreement prior to their expiration. We have not experienced any difficulties in renewing these agreements. We generally discuss sales targets and the relevant marketing plans for the coming financial years with our suppliers and negotiate the purchasing prices and quantity requirements of the pharmaceutical products on an annual basis. The purchase prices, product specifications, credit periods and quantity requirements are generally set out in these supplier agreements. The payment and credit terms of these supplier are generally cash on delivery or credit terms of 30 to 90 days. Suppliers are responsible for ensuring the quality of and the validity of intellectual property rights to the pharmaceutical products they sell. We may return to all our suppliers defective or damaged products and to a limited number of suppliers products that soon will be expired, generally up to six months prior to expiry date. The amount of products we return to our suppliers has been immaterial.

TCM Raw Herb Plantation Management

We source our TCM raw herbs through purchase and sales agreements with local village committees in Anhui province. Please see “Business—TCM Raw Herb Plantation Management”. Our largest supplier accounted for 5.1%, 3.5% and 4.6% of our total purchases in 2008, 2009, and 2010 respectively. During the same periods, the transaction value of TCM raw herb purchases from our five largest suppliers accounted for 11.7%, 9.6% and 11.2% of our total purchases in 2008, 2009 and 2010, respectively.

Sales and Marketing

Pharmaceutical Sales and Distribution

As of December 31, 2010, we employed 54 sales and marketing representatives, including 17 pharmacists and medical doctors that have in-depth knowledge of our customers’ needs and proactively educate them on our product’s differentiating characteristics. We have a sales and marketing team with localized knowledge, a strong understanding of the specific needs of our target markets and long standing relationships with hospitals, clinics, and pharmacies. Our representatives are assigned specific coverage areas in Central-Eastern China and are responsible for maintaining customer relationships, including placing purchase orders and providing product support. We regularly visit our customers to obtain feedback, to understand current product needs and to provide product consultation and updates on our latest pharmaceutical products. Although we maintain multiple points of contact with our customers, we believe our sales and marketing representatives play a critical role as they regularly interact with our customers and are involved throughout the sales process. Our sales and marketing team also conducts a market intelligence study and a review process to screen each potential customer before engaging in targeted sales and marketing efforts in newly expanded areas.

We hold annual conferences and regular seminars targeting healthcare practitioners, pharmacies and other healthcare professionals and customers to promote our new products and to increase awareness of the products that we sell and distribute. We believe we were able to strengthen our customer relationships, widen our customer base and develop revenue opportunities through these activities.

TCM Raw Herb Plantation Management

We have a dedicated team of sales and marketing representatives that possesses specialized knowledge in and expertise in trading TCM raw herbs. Our TCM raw herbs are primarily sold to TCM herb trading companies located in the Bozhou market, the largest trading center for TCM raw herbs in China, with annual turnover of over RMB10 billion (US$1.5 billion). We maintain a sales office in Bozhou, so that our sales and marketing representatives are able to respond promptly to customer needs in an effective manner. Our sales and marketing representatives are responsible for undertaking sales, marketing and customer support activities directly to the customers at the Bozhou market. Typically, several months prior to the harvest, our sales and marketing representatives will begin actively promoting the products that will be harvested and will accept orders in advance. They also inform our customers regarding the harvest schedule and forecasted yields. As part of the customer service initiatives, our sales and marketing representatives coordinate plantation sites visits for the customers to inspect the quality of the TCM raw herbs before their harvest periods.

Employees

The following table sets forth the number of employees for each of our areas of operation as of December 31, 2010:

Function	Number of Employees
Management, Finance, and Administrative	41
Sales and Marketing	54
Quality Control	7
Operations	72
Total	174

We believe that our success and ability to maintain competitiveness are dependent on the quality and skills of our employees. As such, we provide them with comprehensive in-house and external training to equip them with the relevant knowledge and technical skills. Our sales and marketing personnel are required to complete extensive training that covers GSP requirements, basic medical and pharmaceutical knowledge, application of pharmaceutical products, and customer management including market analysis, client identification, contract management and negotiation. They are also required to attend an annual training course conducted by the Anqing Food and Drug Administration on medical and pharmaceutical knowledge, medical risk, and code of conduct. Our warehouse personnel are required to undergo comprehensive training on pharmaceutical products storage and maintenance. We also conduct briefings concerning rules and policies to be observed when working in our production facilities and basic governmental rules and regulations relevant to our industry.

We are required under PRC law to make contributions to our employee benefit plans, including social insurance and housing fund. The social insurance includes work-related injuries insurance, maternity insurance, medicare insurance, pension insurance and unemployment insurance. Our contributions are based on specified percentages of the employee’s salary, bonus, and certain allowances, up to a maximum amount specified by the respective local government authorities where we operate our businesses. We recently established a housing provident fund for our employees, but we have not contributed to the housing provident fund for and on behalf of our employees prior to that. See “Risk Factors—We may be subject to risks in connection with Anqing Zhongxi’s past failure to contribute to the housing provident fund for its employees in accordance with applicable PRC laws.”

Competition

Pharmaceutical Sales and Distribution

The wholesale pharmaceutical distribution landscape in China is highly fragmented with approximately 14,000 pharmaceutical distributors, and is comprised primarily of medium to small distributors with limited geographic coverage and product offerings. In 2009, the top three distributors accounted for approximately 30% of the total distribution market. The fragmented distribution landscape has created multiple levels of wholesalers and distributors that provide coverage at the national, regional, and local levels, which form the primary layers of China’s pharmaceutical industry value chain that connects manufacturers with customers that include hospitals, clinics, pharmacies, drugstores, and other retail outlets.

We provide pharmaceutical sales and distribution to end customers in third tier and fourth tier cities and do not directly compete with nationwide distributors, who frequently rely on us to sell and deliver products to customers located in the areas we serve. In providing sales and distribution to end customers, we primarily compete with local and regional distributors that are characteristically limited in the scale of their operations and their product delivery capabilities, and against the local divisions of nationwide distributors that have limited sales and marketing and distribution capabilities, customer networks, and local market knowledge.

In the core markets that we service today, our main competitors are San Tai Pharmaceutical Co., other local competitors include Tianxing Medical Co. Ltd., Anhui Wanan Medical Co. Ltd., Anhui Yiyai (Group) Co., Ltd., and Hefei Tianxing Co., Ltd. In the other regions, our competitors vary from region to region as most other last mile wholesalers and distributors operate on a regional basis.

TCM Raw Herb Plantation Management

The TCM raw herb market in China is highly fragmented. The majority of the TCM raw herb cultivation is done by individual farmers who operate on a small-scale. We believe we compete with several wholesalers and distributors that are also involved in the trading and management of similar TCM raw herbs plantations. The identities of our key competitors vary by product and different competitors may have greater or smaller market shares by region in China. We compete primarily on the basis of quality, product efficacy, safety, reliability, availability and price.

Quality Control

Pharmaceutical Sales and Distribution

We place strong emphasis on product quality and maintain a rigorous quality control system through our quality assurance and quality control management teams. This quality control system is in strict compliance with all aspects of GSP, which includes stringent requirements on personnel qualifications, facility requirements, and quality control processes throughout the distribution and supply chain process.

Our quality assurance team consists of seven employees responsible for planning, implementing and improving our existing quality control system. For instance, when we receive products from our suppliers, we conduct spot inspections to examine each product and will immediately notify and return such products if they fail to pass this inspection process. To maintain suitable storage conditions for the quality and safety of pharmaceutical products, we utilize climate-controlled warehouses. We also generally work with suppliers that have an established track record of product quality in addition to outstanding operational qualifications.

Our quality management team consists of five departmental managers from each business unit and oversees the day-to-day operations of our quality control system. Our integrated quality control efforts across multiple departments including procurement, sales, warehousing, and delivery allow us to apply multiple checks throughout the distribution and supply chain process. We believe our integrated quality control efforts enable us to more effectively ensure a high level of product quality.

TCM Raw Herb Plantation Management

In our TCM raw herb plantation management business, we have established quality control systems in accordance with relevant PRC laws and regulations. Our quality control measures cover all aspects of the TCM raw herb plantation process, including design of the plantation sites, and supervision of the germ breeding and cultivation process, quality checks for harvested herbs, packaging, storage and labeling. As a result, no material safety problems concerning our products have been reported by our customers or relevant government authorities.

Research and Development

Part of our TCM raw herb plantation management team also carries out research and development. They focus on identifying herb candidates with high commercialization potential and assisting farmers in resolving cultivation issues to improve cultivation processes and researching techniques for higher production efficiency.

Insurance

We carry occupational injury, medical, pension, maternity and unemployment insurance for our employees in compliance with applicable regulations. We also maintain insurance policies on our delivery fleet and inventories, but we do not have insurance coverage on our office building and warehouses. However, we do not maintain product liability insurance as we believe product liability insurance for pharmaceutical products is not a common industry practice in China. In addition, the insurance policies of manufacturers generally cover potential product liability claims arising from the use of their pharmaceutical products that we sell and distribute. Further, we do not maintain business interruption insurance due to the limited coverage of any business interruption insurance in China. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align our needs with industry practice in China. See “Risk Factors—We rely on limited storage facilities for our products that we sell and distribute and may not have sufficient insurance coverage. Any disruption to our current facilities could significantly disrupt our operations.”

Permits, Licenses and Approvals

As of latest practicable date, we have obtained all material permits, licenses and approvals for our business operations. See the section headed “Regulation” for further information on permits, licenses and approvals applicable to our operations. According to the new PRC Food Safety Law and the draft Rules of Supervision and Management of Health Products, all the enterprises that distribute food supplements shall obtain a food supplement permit. However, such rules have not come into effect yet. We intend to apply for the food supplement permit after the relevant rules become effective.

Legal Proceedings

There are currently no material claims or legal proceedings pending against us that, in the opinion of our management, individually or in the aggregate, if determined adversely to us, would have a material adverse effect on our business, financial condition, results of operations or liquidity.

Properties

We have entered into a lease with our chief executive officer for our office building, distribution facility and warehouses, the term of which does not expire until 2019 and we do not expect any material difficulties in the renewal of these existing leases upon their expiration. Under the rental agreement, our PRC subsidiary pays approximately RMB0.9 million to our chief executive officer for rental payment each year. The amount of this rental payment was determined on an arm’s length basis based on a third party valuation report. Our chief executive officer has not obtained a valid building ownership certificate for the temporary warehouse that we lease from him and such warehouse facility accounted for approximately 40 percent of the total warehouse spacing. Although our chief executive officer has agreed to indemnify us for any relocation and other related costs (including the payment of any applicable land premium) relating to his not having obtained a valid building ownership certificate for the property, our business operations may nonetheless be adversely affected or interrupted. See “Risk Factors—Our business operations may be adversely affected or interrupted due to the lack of a valid building ownership certificate for the temporary warehouse. In addition, our expansion strategies may be adversely affected if we fail to obtain a valid land permit for the site where we intend to construct our new distribution and warehouse facilities.”

We plan to construct a modern GSP-certified pharmaceutical warehouse in Anqing, which will double our storage capacity. We expect this new facility to commence operations in late 2012 or early 2013. We have not obtained a valid land planning permit for the site where we intend to construct our new distribution and warehouse facilities. Based on the current PRC laws and regulations, failure to obtain such permit could cause us to lose our land-use right. We have applied for the land planning permit. If we cannot obtain a valid land planning permit, our expansion strategies may be adversely affected.

Environmental Matters

Our operations and facilities are subject to general environmental laws and regulations stipulated by the national and local environmental protection bureaus in China. We believe we are currently in compliance in all material respects with applicable national and local environmental protection laws and regulations. We have not been the subject of any material environmental complaints or administrative penalties with respect to environmental violations. Additionally, our management is not aware of any pending litigation or significant obligations arising from our current or past environmental practices that are likely to have a material adverse effect on us in the foreseeable future.

REGULATION

Regulation on Pharmaceuticals

The Law of the PRC on the Administration of Pharmaceuticals, or Pharmaceuticals Administration Law, which was promulgated in 1984 and revised in 2001, and the Implementing Regulations of the Law of the PRC on the Administration of Pharmaceuticals, or Implementing Regulations, which were promulgated in 2002, created the legal framework for the establishment of pharmaceutical manufacturing enterprises and pharmaceutical trading enterprises in the PRC. The Pharmaceuticals Administration Law also regulates the packaging and the advertisement of pharmaceutical products in the PRC.

The State Food and Drug Administration, or the SFDA, is the principal supervisory authority in the pharmaceutical industry in the PRC. It is responsible for the administrative and technological supervision of the research, production and trading of pharmaceutical products and supervision of the safety management of food, health care products and cosmetic products.

The main responsibilities of the SFDA in connection of the pharmaceutical products and health care products include:

(a)	formulation of the laws and administrative regulations in respect of the management of the pharmaceutical products and health care products and the supervision of the enforcement thereof;

(b)	registration of pharmaceutical products and formulation and revision of the State standards for pharmaceutical products;

(c)	formulation and administration of the classification of the prescription medicines and over-the-counter medicines; and

(d)	formulation, revision and supervision of the enforcement of the quality control regulations in respect of the research, production, trading and use of pharmaceutical products.

In order to engage in either the manufacture or distribution of pharmaceutical products in the PRC, an enterprise must first obtain the necessary permit from the relevant drug administration authority. For pharmaceutical manufacturing, the required permit is the Pharmaceutical Manufacturing Enterprises Permit, and for pharmaceutical distribution, the required permit is the Pharmaceutical Trading Enterprises Permit. After obtaining the required permit for manufacture or distribution of pharmaceuticals, the enterprise then can obtain a Business License issued by the relevant administrative Bureau of Industry and Commerce.

A qualification permit for manufacture or distribution of pharmaceutical products is effective for a period of five years. If a pharmaceutical manufacturing or trading enterprise needs to renew such permit, it is required to apply for renewal within six months prior to expiration of the permit and is subject to reassessment by the relevant regulation authorities in accordance with the then prevailing legal and regulatory requirements for purposes of such renewal.

As more fully discussed below, we have obtained all necessary permits for our business.

In 2002, the SFDA initially adopted regulations regarding registration of pharmaceutical products in the PRC. All pharmaceutical products must be registered under these registration regulations before they may be manufactured in the PRC or imported from outside the country for sale in the PRC.

Good Supply Practices Certification

GSP is the abbreviation of Good Supply Practices. It is a set of management procedures and standards regulating the drugs supply chain. GSP covers mainly quality control in the purchasing, depositing and sale of pharmaceutical products for pharmaceutical trading enterprises. Standards and management procedures of GSP also include facility requisites, personnel qualifications and responsibilities, procedures and processes for quality control.

The current GSP regulations in the PRC became effective on July 1, 2000, and all pharmaceutical trading enterprises in the PRC are now required to obtain GSP certification. Our PRC subsidiary Anqing Zhongxi currently carries GSP certification which will expire in October 23, 2013.

Healthcare System Reform

The PRC government recently promulgated several healthcare reform policies and regulations to reform the healthcare system. On March 17, 2009, the Central Committee of the PRC Communist Party and the State Council jointly issued the Guidelines on Strengthening the Reform of Healthcare System. On March 18, 2009, the State Council issued the Implementation Plan for the Recent Priorities of the Healthcare System Reform (2009-2011). On July 22, 2009, the General Office of the State Council issued the Work Arrangement in 2009 regarding Five Key Reform Tasks on Healthcare Systems Reform.

Highlights of these healthcare reform policies and regulations include the following:

•

The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend the coverage of the basic medical insurance for urban employees, basic medical insurance for urban residents and new type of rural cooperative medical care to all urban and rural residents, and increase the insurance rate to more than 90% by 2011 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB120 (US$18) per person per year by 2010. By 2020, a basic healthcare system covering both urban and rural residents should be established.

•

The reforms aim to promote orderly market competition and improve the efficiency and quality of the healthcare system to meet the various medical needs of the Chinese population. From 2009, basic public healthcare services such as preventive healthcare, maternal and child healthcare and health education will be provided to urban and rural residents in a gradual manner. In the meantime, the reforms also encourage innovations by pharmaceutical companies to eliminate low-quality and duplicative products.

•

The five key tasks of the reform from 2009 to 2011 are as follows: (i) to accelerate the formation of a basic medical insurance system, (ii) to establish a national essential drug system, (iii) to improve to a basic healthcare service system, (iv) to promote equal access to basic public healthcare services, and (v) to promote the experimental reform of public hospitals.

Reimbursement under the National Medical Insurance Program

Pharmaceutical products listed in the State Basic Medical Insurance Medicine Catalog, or the Medical Insurance Catalog, are covered by the national medical insurance program. The national medical insurance program was adopted pursuant to the Decision of the State Council on the Establishment of Basic Medical Insurance System for Urban Employees issued by the State Council on December 14, 1998, under which all employers in urban cities are required to enroll their employees in the basic medical insurance program and the insurance premium is jointly contributed by the employers and employees.

According to the PRC National Bureau of Statistics, as of December 31, 2009, approximately 180 million people in China were enrolled in the national medical insurance program. Most program participants are urban residents who are currently employed or retired. Participants of the national medical insurance program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the national Medical Insurance Catalog, which is divided into two tiers. Purchases of Tier A medicines are within the scope of the reimbursement scheme, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Medical Insurance Catalog. Purchasers of Tier B medicines are required to pay a deductible, with the remaining amount being in the scope of reimbursement. The amount of deductibles and the percentage reimbursement for Tier B medicines varies in different regions in the PRC.

The medicines listed in the Medical Insurance Catalog shall be the medicines which are necessary to clinical care, safe and effective, reasonably priced, easy to use and that can be provided in sufficient quantity. The PRC Ministry of Human Resources and Social Security, together with other government authorities, has the power to determine which medicines are included in the national Medicine Insurance Catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the National Medical Insurance Catalog in their provincial Medical Insurance Catalog. For Tier B medicines listed in the national Medical Insurance Catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicines listed in the national Medical Insurance Catalog that is to be included in the provincial Medical Insurance Catalog.

National List of Essential Drugs

On August 18, 2009, the Ministry of Health and other eight ministries and commissions in China issued the Provisional Measures on the Administration of National List of Essential Drugs, or the Measures, and the Guidelines on the Implementation of the National List of Essential Drugs System, or the Essential Drugs Guidelines. In general, we believe the National List of Essential Drugs will benefit leading pharmaceutical distributors because the Measures and the Essential Drugs Guidelines provide for pharmaceutical distributors with “modern logistics capabilities” to be delegated by the medicine manufacturers to transport the medicines under the centralized bidding process where they win the centralized bidding and encourage further industry consolidation, both of which should benefit our operations. However, the PRC government has not yet released further detailed implementation rules in relation to the National List of Essential Drugs and the full National List of Essential Drugs has not yet been released. As a result, the full impact of these and future regulatory actions by the PRC government with respect to its essential drug policies on our business and results of operations is uncertain.

On the same day, the Ministry of Health promulgated the National List of Essential Drugs—Catalog for the Basic Healthcare Institutions, which applies to basic healthcare institutions only. Basic healthcare institutions primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics.

Price Controls

Pursuant to the Opinion of the Bureau of State Planning Commission regarding Reforms on Price Administration of Pharmaceutical Products issued by Bureau of State Planning Commission, the predecessor of the National Development and Reform Commission, or the NDRC, on July 20, 2000, the Circular of the National Development and Reform Commission on Issue of Price-controlled Pharmaceutical Products Catalog of National Development and Reform Commission effective on August 1, 2005 and the Circular of the National Development and Reform Commission on the Issue of Adjustment of Price-controlled Pharmaceutical Products Catalog of National Development and Reform Commission effective on April 1, 2010, prices of pharmaceutical products are either determined by the PRC government or by market conditions. The prices of certain pharmaceutical products sold in China, primarily those included in the State Basic Medical Insurance, Employment Injury Insurance and Maternity Insurance Catalog, issued by the Ministry of Labor and Social Security of the PRC on November 27, 2009, are subject to price controls mainly in the form of fixed prices or price ceilings. Manufacturers, distributors or operators cannot set the actual price for any given price-controlled product above the price ceiling or deviate from the fixed price imposed by the government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies.

The prices of medicines that are subject to price controls are administered by the NDRC and provincial and regional price control authorities. From time to time, the NDRC publishes and updates a list of medicines that are subject to price controls. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its average production costs, and the prices of substitute medicines. The NDRC directly regulates the price of a portion of the medicines on the list, and delegates to provincial and regional price control authorities the authority to regulate the pricing of the rest of the medicines on the list. Pharmaceutical enterprises can adjust the actual selling prices of the pharmaceutical products at their discretion provided such selling process do not exceed the upper limit set by the relevant price administration authorities. In 2010, approximately 36.8% of our total net sales was subject to price controls.

Pharmaceutical Operation Permit and Business License

The establishment of a wholesale pharmaceutical distribution company requires the approval of the local food and drug administration of the people’s government of the province, autonomous region or municipality directly under the PRC central government. Upon approval, the authority will grant a pharmaceutical operation permit. After this permit is received, the wholesale pharmaceutical company can be registered with the relevant administration for industry and commerce. The grant of such permit is subject to an inspection of the operator’s facilities, warehouse, hygiene environment, quality control systems, personnel and equipment. Under the Measures for the Administration of Pharmaceutical Operation Permit effective on April 1, 2004, the pharmaceutical operation permit is valid for five years. Each operation permit holder must apply for an extension of its permit six months prior to expiration, and extensions are granted only after a reexamination of the permit holder by the authority which issued the permit. In addition, a pharmaceutical operator must obtain a business license from the relevant administration for industry and commerce prior to commencing its business. Our PRC subsidiary Anqing Zhongxi currently carries a Pharmaceutical Operation Permit which will expire in December 31, 2014.

Medical Device Operation Permit

In accordance with the Regulations on the Supervision and Administration of Medical Devices that became effective on April 1, 2000 and Measures for the Administration of Permits for Medical Devices Operation Enterprises that became effective on August 9, 2004, an enterprise engaged in the wholesale or retail of medical devices must obtain an operation permit from the provincial level food and drug administration before commencing the distribution of Class II and Class III medical devices. An exemption from this requirement exists in the case of a distributor of a small number of Class II medical devices where the distributor is able to guarantee the safety and effectiveness of the medical devices by common operation. And the list of such Class II medical devices shall be formulated by the SFDA. An operation permit is valid for five years and is renewable upon expiration. To renew an operation permit, a distributor needs to submit to the competent authorities an application to renew the operation permit, along with required information six months before the expiration date of the permit. Our PRC subsidiary Anqing Zhongxi currently carries a Medical Device Operation Permit which will expire in February 21, 2016.

In December 2008, the SFDA and the Ministry of Health jointly released the Measures on the Adverse Events Monitoring and Re-Evaluation of Medical Devices (Trial). The Measures specify the process and timelines for reporting, monitoring and investigating adverse incidents involving medical devices.

Manufacture and Distribution of Substances Regulated by the Anti-Doping Regulations

China strictly regulates the manufacture and distribution of doping substances. These include anabolic steroids, peptide hormones, stimulants and other anabolic agents. The Anti-Doping Regulations, which became effective on March 1, 2004, authorizes the relevant PRC State Council ministry in charge of sports to formulate, revise and make public a catalog of banned substances, in cooperation with the SFDA, the Ministry of Health, the Ministry of Commerce and the General Administration of Customs. Under the Anti-Doping Regulations, a pharmaceutical distributor must obtain the prior approval of the provincial food and drug administration before commencing the distribution of protein anabolic preparations and peptide hormones contained in the list of banned substances. The wholesale distributor may only distribute the banned substances to hospitals and other healthcare institutions, manufacturers of such products and other wholesale pharmaceutical distributors of such products. We distribute protein anabolic preparations and peptide hormones, which are subject to the Anti-Doping Regulations. We have obtained permits for the distribution of these pharmaceuticals.

Anesthetics and Anti-Psychotic Drugs

China regulates the distribution of anesthetics and anti-psychotic drugs pursuant to the Regulations on the Administration of Anesthetics and Anti-Psychotic Drugs, which became effective on November 1, 2005. In China, anti-psychotic drugs are classified into two different categories, category I and category II, with category I being subject to the highest level of regulation. We engage in the distribution and sale of category II anti-psychotic products. Under these regulations, an enterprise engaged in the wholesale distribution of category II anti-psychotic preparations must obtain the prior approval of the provincial food and drug administration. National wholesale enterprises and regional wholesale enterprises alike may engage in the wholesale distribution of category II anti-psychotic drugs. We are considered a regional wholesale enterprise and our distribution of category II pharmaceutical products does not violate these or any other relevant regulations. We have obtained a permit from the Anhui Province Food and Drug Administration for the distribution of anti-psychotic drugs.

Tender Requirements for Hospital Purchases of Medicines

The Ministry of Health and other relevant government authorities have promulgated a series of regulations and releases in order to implement the tender requirements. On November 12, 2001, the Ministry of Health and five other ministries and commissions jointly promulgated the Working Regulations of Medical Institutions for Purchase of Medicines by Centralized Tender and Price Negotiations (Trial), or the Working Regulations, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. In November 2001, the Ministry of Health also promulgated the Sample Document for Medical Institutions for Purchase of Medicines by Centralized Tender and Price Negotiations (Trial), or the Sample Document, as the operational document of the Working Regulations. The Working Regulations and the Sample Document provide rules for the tender process and negotiations of the prices of pharmaceutical products, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On September 23, 2004, January 17, 2009 and June 19, 2009, the Ministry of Health and the other relevant government authorities promulgated the Provisions on Further Regulating Purchase of Medicines by Medical Institutions through Centralized Tender, the Opinions Concerning Further Regulating Purchase of Medicines by Medical Institutions through Centralized Tender and the Memorandum regarding the Opinions Concerning Further Regulating Purchase of Medicines by Medical Institutions through Centralized Tender, respectively, to modify and perfect the tender process system.

In accordance with these laws and regulations, non-profit hospitals and healthcare institutions belonging to State-owned enterprises (including State-controlled enterprises) or to the people’s government at the county level or above must comply with the centralized tender process requirements. The tender process is operated and organized by provincial or municipal government agencies. The centralized tender process is in principle conducted once every year in the relevant province or city in China. With the exception of medicines included in the National List of Essential Drugs and certain other special medicines, non-profit hospitals and healthcare institutions that participate in the tender process in principle shall use medicines included in the medicine purchasing catalogs, as formulated by the relevant provincial or municipal government authorities. These non-profit hospitals and healthcare institutions must only purchase these medicines through a public tender, online price bids, centralized price negotiations and direct online price listings, including through implementation of government-mandated price controls. The Sample Document must be included in the tender documents prepared in relation to the centralized tender process and may not be modified without the approval granted by the competent authorities. To increase the transparency of medicine purchases, non-profit hospitals and healthcare institutions are required to make their purchases of medicines through an online platform established by each provincial and municipal government authority.

The manufacturers of medicines that are on the hospitals’ formularies and are in demand by these hospitals are invited to bid and participate in the centralized tender process, which they must do directly. These manufacturers may, however, entrust pharmaceutical distribution companies and they may use pharmaceutical distribution companies to distribute the medicines to the hospitals and healthcare institutions. A duly organized bid-evaluation committee, which is composed of pharmaceutical experts and clinical medical experts who will be randomly selected from a database of experts established by the relevant competent government authority, is responsible for bid evaluations. The selection is based on a number of factors, including but not limited to, bid price, quality, clinical effectiveness, and manufacturer’s reputation and service.

Regulation on Herbal Cultivation

According to the Catalog for the Guidance of Foreign Investment Industries, as amended in 2007 and promulgated by the National Development and Reform Commission and the Ministry of Commerce, the planting and cultivation of Chinese herbs is permitted only for Sino-foreign equity joint ventures and Sino-foreign contractual joint ventures. Wholly foreign-owned enterprises cannot engage in the planting and cultivation of Chinese herbs. Our Company, as a wholly foreign-owned enterprise, cannot directly engage in the planting and cultivation of Chinese herbs. Under the Measures for the Administration on Foreign Investment in Commercial Fields, originally promulgated in 2004 and subsequently supplemented, however, we can engage in wholesale and retail sale of pharmaceuticals and Chinese herbs. Accordingly, we have made agreements with the local village committees whereby we purchase from them these harvested herbs, subject to certain terms and conditions. We have been advised by our PRC counsel, Beijing Zhongyin Law Firm, that such arrangements do not violate relevant PRC laws and regulations.

Regulations on Product Liability and the Protection of Consumers

Product liability claims may arise if the products sold have any harmful effect on consumers. The injured party can claim for damages or compensation. The General Principles of the Civil Law of the People’s Republic of China, which became effective on January 1, 1987, states that manufacturers and sellers of defective products causing property damage or injury shall incur criminal and/or civil liabilities.

The Product Quality Law of the People’s Republic of China was enacted in 1993 and amended in 2000 to strengthen quality control of products and protect consumers’ rights. Under this law, manufacturers and operators who produce and sell defective products may be ordered to suspend production or sale, subject to confiscation of earnings from such sales, the revocation of business licenses and imposition of fines, and in severe circumstances, may be subject to criminal liability.

The Law of the People’s Republic of China on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and became effective from January 1, 1994 to protect consumers’ rights when they purchase or use goods and accept services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical manufacturers and operators may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

Regulation on Foreign Exchange Control and Administration

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and as amended in 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investments, require prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi unless otherwise provided for under relevant PRC regulations. According to the Regulation on Foreign Exchange Administration (2008), domestic persons and entities can repatriate their foreign currency back to China or retain their foreign currency abroad in bank accounts located outside of China, subject to certain terms and conditions as set forth by SAFE.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material capital change event and no round-trip investment has been made, including but limited to, a share exchange, change in share capital, merger or acquisition, disposal, any investment with long term rights to stock, or the provision of a guaranty to a third party, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Risk Factors—The inability of our PRC resident shareholders, including our chief executive officer, to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law of the PRC (2005), as amended,

•	Wholly Foreign-Owned Enterprise Law (2000), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (2001), as amended.

Under these regulations, foreign-invested enterprise including wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its reserve fund until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise, including wholly foreign-owned enterprises, has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of December 31, 2010, the names, ages and titles, as well as a brief account of the business experience, as of the date of this prospectus, of the members of our board of directors and our senior management. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

Name	Age	Position
Chi Kwong Wan	49	Chairman
Xuexiang Ai	48	Chief Executive Officer, President and Director
Tuck Wing Pang	44	Chief Financial Officer, Vice President and Director
Stanley Leung	47	Director

Biographical Information

Chi Kwong Wan

Mr. Wan has been the chairman of our board of directors since 2005. Mr. Wan has been affiliated with Anqing Zhongxi since 2003. From 2003 to 2005 he was a business advisor to our Company, and in 2005, following a change in the law of the PRC to permit foreign ownership of pharmaceutical companies, he acquired all of the equity ownership of Anqing Zhongxi. From 1995 to 2003, he was the general manager of China C&C Holdings Limited and was responsible for the management of chemical material import and export activities in the PRC. From 1993 to 1994, he worked with Hingsky Investment Co., Ltd as a manager and was responsible for the purchase and sales of chemical materials.

Xuexiang Ai

Mr. Ai is our chief executive officer and president and is a member of our board of directors. Mr. Ai has more than 16 years of experience in the pharmaceutical industry. He joined Anqing Zhongxi in 2001 and has served as its president and general manager responsible for overall management and operations. From 2000 to 2001 he was a manager of Anqing Medical Co, Ltd., where he was responsible for marketing and sales. From 1994 to 2000, he worked with Zhengxing Pharmaceutical Department of Anqing City Biochemistry Pharmaceutical as the manager in respect of marketing and sales activities. From 1982 to 1993, Mr. Ai worked with Shihua Xiangming Construction Material Co as a product purchaser.

Tuck Wing Pang

Mr. Pang is our chief financial officer and vice president and is a member of our board of directors. Mr. Pang is responsible for corporate governance and corporate communications with external parties and regulatory bodies with regarding to the group’s financial matters. Prior to joining our company in 2008, Mr. Pang was the key finance personnel for several leading companies in Singapore including RGM Entertainment, Savi Technology Asia, and Asia Food & Properties. From 2002 to 2004, he was President and Chief Financial Officer of WinEdge & Wireless Pte Ltd. He is a Fellow Certified Public Accountant of Singapore. Mr. Pang received a bachelor’s degree in accountancy from the National University of Singapore and an MBA from the University of Leicester, United Kingdom.

Stanley Leung

Mr. Leung was appointed as a director of our company on December 3, 2009. Mr. Leung is also a Senior Vice President at DBS Private Equity. Mr. Leung was appointed as an non-executive director of Jinhao Motor Co., a company trading on OTCBB under the ticker symbol “GIMC”, on September 3, 2010. Mr. Leung’s business experience includes over 23 years of management experience in various roles including auditor and reporting accountant of private and listed companies, regulator in the listing division of the Stock Exchange of Hong Kong, investment banker with Citigroup and a director with CVC Asia Pacific for leveraged buy-outs in the PRC and South East Asian region. He obtained a Master of Commerce degree from the University of New South Wales in Australia and is a fellow member of the Australian Society of Certified Practicing Accountants.

Except as noted above, the above persons do not hold any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Party Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable, in any event prior to approval of our listing by The NASDAQ Global Market. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors, and will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our compensation and benefit policies, including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert. We plan to add independent directors, as that term “independent” is defined by Rule 4200(a)(15) of the Marketplace Rules of The NASDAQ Stock Market, Inc., to our board as soon as practicable.

Our board of directors has not determined whether the full board would be responsible for oversight of our risk management, or the board would delegate the responsibility to the audit committee when the committee is formed. If the board delegates the risk management function to the audit committee, we envision that senior management and our audit committee will engage in discussion of significant risks faced by us and how those risks are being managed.

Code of Ethics

Our board of directors intends to adopt a code of ethics, which establishes the standards of ethical conduct applicable to all of our directors, officers and employees. Our code of ethics addresses issues relating to, among other things, conflicts of interest, related party transactions, use of company funds and sensitive payments, corporate opportunities, internal controls over financial reporting, and confidential information. Our code of ethics will set guidelines for these individuals to implement policies and procedures to enhance disclosure and reporting system at our company.

Compensation Committee Interlocks and Insider Participation

Prior to the completion of the offering, the compensation of management and directors was determined by our board of directors which included executive officers and interested persons. During the year ended December 31, 2010, Mr. Ai and Mr. Pang were our executive officers as well as directors. Mr. Wan, who was our principal stockholder, served as our chairman. The compensation of management was determined by Mr. Wan, Mr. Ai and Mr. Pang with reference to compensation paid by comparable companies located in the PRC as further described below. See “Executive Compensation—Overview.”

Limitations on Director and Officer Liability and Indemnification

Our amended and restated articles of incorporation effective upon completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under the Nevada Revised Statutes, Chapter 78: Private Corporations.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Director Independence

We do not currently have any independent directors, as the term “independent” is defined by the rules of The NASDAQ Stock Market, Inc., because we are not currently subject to the listing standards of NASDAQ. However, in connection with our application to list on the NASDAQ Global Market, we are identifying candidates for independent directors in order to meet the listing requirements of the national securities exchange.

EXECUTIVE COMPENSATION

Overview

Our compensation program is designed to attract and retain talented employees, to motivate them to achieve our financial, operational and strategic goals and to reward them for superior performance. We believe that attracting and retaining high-quality employees and providing them with performance incentives are critical to achieving our goals and building stockholder value.

We do not currently have a compensation committee. However, as the membership of our board of directors increases, we expect to form such a committee which will be charged with the oversight of our executive compensation plans, policies and programs and which will have the authority to determine and approve the compensation of our chief executive officer. It will also function to make recommendations with respect to the compensation of our other executive officers.

The goal of the board of directors in determining compensation is to adequately reward the efforts and achievements of executive officers who manage our company, while the objective of our compensation program as a whole is to incentivize our employees and to retain them to reduce turnover. We currently have no pension plans or deferred compensation arrangements. We have not engaged a compensation consultant in any capacity but believe that our executive compensation package is comparable to similar businesses in the area in which we operate.

We anticipate that our compensation committee will review the compensation of our executive officers, including our chief executive officer and chief financial officer, after our common stock is listed on The NASDAQ Global Market, to determine whether there is a need to adjust their respective compensation levels such that they are commensurate with those of executive officers of comparable listed companies.

Director Compensation

As of the date of the registration statement of which this prospectus is a part, we did not compensate our directors for their services as directors. Accordingly, no compensation was awarded to, earned by, or paid to any of our directors for their services rendered as directors for the fiscal year ended December 31, 2010 or for any prior fiscal year. Directors are reimbursed for their reasonable out-of-pocket expenses incurred with attending board or committee meetings.

We plan to implement a compensation program for our independent directors, which we anticipate will include an annual retainer and meeting attendance fees. The details of the compensation program will be negotiated with each independent director.

Management Compensation

We intend to provide our named executive officers (as defined in Item 402 of Regulation S-K under the Securities Act) with a competitive base salary and annual bonus. For the year ended December 31, 2010, we increased the compensation paid to our executive officers to bring it in line with their roles and responsibilities when compared to expatriates employed at similar companies located in the PRC.

The base salary level and annual bonus level are established and reviewed based on the level of responsibilities and experience of the executive officer and the current and expected contributions of the executive officer. Previously, base salaries were reviewed periodically by members of our board of directors.

We plan to implement a more comprehensive compensation program, which will include cash, non-cash, and equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and allow us to retain and attract talented individuals. Following the offering, management compensation will be reviewed periodically by the compensation committee and at the time of promotion or other changes in responsibilities.

Our chief executive officer, chief financial officer and all other executive officers did not receive remuneration in excess of $100,000 during the fiscal years ended December 31, 2010, 2009 and 2008. The total compensation paid to our chief executive officer for the fiscal years ended December 31, 2010, 2009 and 2008 was $185,073, $43,667 and $30,736, respectively. The total compensation paid to our chief financial officer for the fiscal years ended December 31, 2010, 2009 and 2008 was $108,257, $29,218 and nil, respectively.

2011 Stock Option Plan

Prior to the anticipated adoption of the 2011 Stock Option Plan described below, we did not have any equity compensation plans.

Prior to the offering, we intend to adopt the 2011 Stock Option Plan. All officers and key employees, directors of, and consultants to our company and our subsidiaries and affiliates, who are responsible for or contribute to the management, growth and/or profitability of the business of our company and/or our subsidiaries and affiliates are eligible for participation in the plan.              shares of our common stock will be authorized and reserved for the plan, subject to an increase of up to 10% of our issued and outstanding common stock, and any shares that may become available for issuance under awards under the plan as a result of expiration or forfeiture. We may issue stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based awards under the plan. The plan will be administered by our compensation committee.

Outstanding Equity Awards

There were no options or other outstanding equity awards as of the latest practicable date.

Summary compensation table

The following table sets forth certain information with respect to annual compensation for services in all capacities for the years ended December 31, 2010, 2009 and 2008 paid to our executive officers.

		Annual compensation		Option Awards	All other compensation
Name and principal position	Year	Salary	Bonus
Xuexiang Ai	2010	$121,318	$63,755	—	—
Chief Executive Officer and President
	2009	$8,680	$34,987	—	—
	2008	$8,511	$22,225	—	—

Tuck Wing Pang	2010	$108,257	—	—	—
Chief Financial Officer and Vice President
	2009	$4,383	$24,835	—	—
	2008	—	—	—	—

From time to time, our chief financial officer has received payments from our chairman for services rendered outside the scope of their roles as executive officers of the company.

There were no options granted to any of the named executive officers during the fiscal years ended December 31, 2008, 2009 and 2010.

Employment and Service Agreements

We entered into employment agreements with our executive officers and a service agreement with our chairman.

Xuexiang Ai

We entered into an employment agreement, effective January 18, 2010, with Mr. Ai, pursuant to which he has agreed to serve as an executive officer of our company. Mr. Ai’s agreement provides for, among other things, (i) compensation to be determined by our board of directors and (ii) a term of five years. There were no grants of equity awards made in connection with this employment agreement.

Tuck Wing Pang

We entered into an employment agreement, effective January 18, 2010, with Mr. Pang, pursuant to which he has agreed to serve as an executive officer of our company. Mr. Pang’s agreement provides for, among other things, (i) compensation to be determined by our board of directors and (ii) a term of five years. There were no grants of equity awards made in connection with this employment agreement.

Chi Kwong Wan

We entered into a service agreement, effective January 18, 2010, with Mr. Wan, pursuant to which he has agreed to serve as a director of our company. Mr. Wan’s agreement provides for, among other things: (i) compensation to be determined by our board of directors and (ii) a term of five years. There were no grants of equity awards made in connection with this service agreement.

Other than the foregoing, we have no written employment agreements with our officers and directors. Compensation was determined after discussion about expected time commitments, remuneration paid by comparable organizations and the flexibility provided to our company by not having extended terms and other terms typical of employment agreements. We have no plans or packages providing for compensation of officers after resignation or retirement.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of the date of this prospectus by (i) each of our directors, and executive officers; and (ii) each person who owns beneficially more than five percent of our common stock. The calculations in the table assume there are 87,263,759 shares of common stock outstanding as of the date of this prospectus, including 15,847,099 shares of common stock that the Series A preferred stock will automatically convert into upon the closing of this offering, and             shares of common stock outstanding after the closing of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days. The address of each of the executive officers and directors is our principal executive office.

	Amount and nature of beneficial ownership prior to this offering		Amount and nature of beneficial ownership after this offering(1)
	Common Stock		Common Stock
	Number	Percent	Number	Percent
Executive Officers and Directors:
Chi Kwong Wan	34,237,146	39.2	34,237,146
Xuexiang Ai(2)	8,055,799	9.2	8,055,799
Tuck Wing Pang(5)	4,027,899	4.6	4,027,899
Stanley Leung	—	—	—
All Executive Officers and Directors as a Group	46,320,844	53.0	46,320,844

Principal stockholders:
Eastern Wealthy International Invest Limited(2)	8,055,799	9.2	8,055,799
Choon Giok Low(3)	4,699,217	5.4	4,699,217
Wei Seng Kong(4)	4,487,917	5.1	4,487,917
DBS Nominees (Private) Ltd(6)	8,451,786	9.7	8,451,786
SEAVI Advent Equity V (A) Ltd(7)	10,603,249	12.2	10,603,249

(1)	If the underwriters’ over-allotment option is exercised in full, the following individuals and entities will sell the following number of shares: shares of common stock; shares of common stock.
(2)	Includes 8,055,799 shares held in the name of Eastern Wealthy International Invest Limited, a BVI limited company, of which Mr. Ai may be deemed to be the beneficial owner. The business address of Eastern Wealthy International Invest Limited is Goldsilk Holdings Limited, Room 1606-7, 16/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Sheung Wan, Hong Kong.
(3)	The address of Choon Giok Low is Goldsilk Holdings Limited, Room 1606-7, 16/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Sheung Wan, Hong Kong.
(4)	The address of Wei Seng Kong is Goldsilk Holdings Limited, Room 1606-7, 16/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Sheung Wan, Hong Kong.
(5)	Includes 4,027,899 shares held in the name of Always Host International Development Limited, a BVI limited company, of which Mr. Tuck Wing Pang may be deemed to be the beneficial owners. The business address of Always Host International Development Limited is Goldsilk Holdings Limited, Room 1606-7, 16/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Sheung Wan, Hong Kong.

(6)	The address of DBS Nominees (Private) Ltd is 6 Shentan Way, #30-01, DBS Building, Tower One, Singapore 068809.
(7)	The address of SEAVI Advent Equity V (A) Ltd is 331 North Bridge Road, #05-04 Odeon Towers, Singapore 188720.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Share Exchange

On February 20, 2009, we completed a share exchange transaction with Rolling Rhine, a British Virgin Islands corporation, pursuant to which the shareholders of Rolling Rhine transferred 300,000 shares of Rolling Rhine, representing all of the issued and outstanding share capital in Rolling Rhine, to us in exchange for the issuance of an aggregate of 67,131,660 shares of our common stock. As a result of the share exchange transaction, Rolling Rhine and its subsidiaries, China Zhongxi and Anqing Zhongxi, became our wholly-owned subsidiaries. As of the closing of the share exchange, the former stockholders of Rolling Rhine owned approximately 94.0% of our issued and outstanding common stock.

In conjunction with the closing of the share exchange on February 20, 2009, Mr. Chi Kwong Wan was appointed as a director of our company, and Jay Lutsky resigned as chief executive officer and chief financial officer of our company. In addition, Mr. Xuexiang Ai was appointed as our chief executive officer, and Mr. Tuck Wing Pang was appointed as our chief financial officer.

Private Placements

On December 3, 2009, we completed a private placement of our Series A preferred stock in which we received $15 million in gross proceeds. The private placement was completed pursuant to the Purchase Agreement, dated as of October 28, 2009, by and among our company, Mr. Chi Kwong Wan, Mr. Xuexiang Ai and Eastern Wealthy International Invest Limited, a British Virgin Islands limited company (collectively, the “Key Shareholders”, and together with our company, the “Company Parties”), and the Investors (of which DBS is the “Lead Investor” and SEAVI is the “Co-Investor”). Under the terms of the Purchase Agreement, we agreed to sell to the Investors an aggregate of 15,847,099 of our newly designated and issued Series A preferred stock. The purchase price was $0.9465 for each share of Series A preferred stock. In connection with the Registration Rights Agreement, we intend to file a shelf-registration statement with respect to the shares of common stock underlying the conversion of the Series A preferred stock pursuant to rights granted under the Private Placements.

Investors Rights Agreement

In connection with the closing of the transactions contemplated by the Purchase Agreement, the parties to the Purchase Agreement entered into an Investors’ Rights Agreement dated as of December 3, 2009, or the Investors’ Rights Agreement. Pursuant to the Investors’ Rights Agreement, we granted the Investors and the Company Parties a right of first offer with regards to the issuance of certain new securities that we may, from time to time, propose to sell after the date of the Investors’ Rights Agreement. The Investors’ Rights Agreement contains other covenants and transfer restrictions that are typical for similar rights agreements entered into in connection with similar private placements and will terminate upon completion of this offering.

Registration Rights Agreement

We entered into a Registration Rights Agreement, as amended, or the Registration Rights Agreement, with the Investors dated as of December 3, 2009, pursuant to which our company agreed to register the resale of the common stock issuable upon conversion of the Series A preferred stock. We are required to file a registration statement with the SEC no later than May 31, 2011. We are obligated to cause the registration statement to be declared effective under the Securities Act as soon as possible, but in any event before August 31, 2011, subject to certain adjustments. We will pay all expenses incurred in connection with filing such registration statement. In connection with the Registration Rights Agreement, we intend to file a shelf-registration statement with respect to the shares of common stock underlying the conversion of the Series A preferred stock pursuant to rights granted under the Private Placements.

Voting Agreement

We also entered into a Voting Agreement, or the Voting Agreement, with the Investors and the Key Shareholders dated as of December 3, 2009, pursuant to which, among other things, (i) DBS was granted the right to designate one member of our board of directors, or the Series A Director, and (ii) SEAVI was granted the right to appoint an observer to the board of directors. The initial Series A Director designated by DBS is Stanley Leung. The Voting Agreement will terminate upon completion of this offering.

Guarantee

In accordance with the terms of a Guarantee, or the Guarantee, dated as of December 3, 2009, certain of our subsidiaries and the Key Shareholders, or collectively, the Guarantors, guarantee the obligations of our company and the Guarantors under the Purchase Agreement and the other transaction documents. The Guarantee will terminate upon completion of this offering.

Indemnification Agreement

On December 3, 2009, we entered into an indemnification agreement, or the Indemnification Agreement, with Stanley Leung in connection with his election to our Board, whereby we agreed to indemnify him, to the fullest extent permitted under Nevada law, against all expenses, judgments, costs, fines and amounts paid in settlement actually incurred by the Series A Director in connection with any civil, criminal, administrative or investigative action brought against the Series A Director by reason of his relationship with our company.

Employment and Service Agreements

We have entered into employment agreements with certain of our executive officers and have entered into a service agreement with our chairman. For more information regarding these agreements, see “Executive Compensation—Employment and Service Agreements.”

Limitations on Director and Officer Liability and Indemnification

Our amended and restated articles of incorporation are effective upon completion of this offering and will provide that we will indemnify each of our directors and officers to the fullest extent permitted under the Nevada Revised Statutes, Chapter 78: Private Corporations.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

See “—Private Placements—Indemnification Agreement” for details regarding our indemnification agreement with Series A Director.

Lease Agreement

We entered into a facility swap agreement with our CEO on August 20, 2008. Under the facility swap agreement, we agreed to swap all the benefits and costs associated with its office building with those of a warehouse and an office building owned by our CEO until July 31, 2019. On September 20, 2009, we and our CEO terminated the facility swap agreement and entered into a new rental agreement for the use of the warehouse and office building owned by our CEO. Under the new rental agreement, Anqing Zhongxi pays rent to our CEO at RMB905,623 per year.

Subcontracting Fees

During 2008, we incurred subcontracting fees of $1,565,644, in respect of certain products produced by a related party in which our chairman had a beneficial interest.

Other Relationships and Related Transactions

There were no material transactions, or series of similar transactions, during our last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive director or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Parties

As we increase the size of our board and hire independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related party transactions.” For the purposes of our policy only, a “related party transaction” will be defined as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) involving an amount that exceeds $120,000 in which we and any “related party” are participants. Transactions involving compensation for services provided to us as an employee, director, consultant or in any other similar capacity by a related person will not be covered by this policy. A “related party” will be defined as any executive officer, director or a holder of more than five percent of our shares of common stock, including the immediate family members of or any entity owned or controlled by such persons.

We anticipate that, when a transaction has been identified as a related party transaction, the policy will require management to present information regarding the proposed related party transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description, among other things, of the material facts of the transaction, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related party transactions in advance, we expect to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related party transactions, our board of directors will take into account the relevant available facts and circumstances of each circumstance including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect of the transaction on the director’s independence in the event that the related person is a director, his or her immediate family member or an entity with which he or she is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to recuse himself or herself from deliberations with respect to and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

We have not had any promoters at any time during the past five fiscal years.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been an established public market for our common stock and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could materially adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

After the consummation of this offering, we will have              outstanding shares of our common stock, of which             shares, representing         % of our shares of common stock in issue will have been sold in this offering. These shares of common stock will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by our “affiliates,” as defined in Rule 144.

Rule 144

In general, under Rule 144, a person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell all of their shares, provided the availability of current public information about our company during the six months following satisfaction of the six-month holding period requirement. A non-affiliated person who has owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell those securities without any restrictions.

Affiliates that have held restricted securities for at least six months are entitled to sell such restricted securities in accordance with the conditions of Rule 144, including the public information requirement, the volume limitations, manner of sale provisions and notice requirements. In particular, an affiliate who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of our common stock then outstanding, which will equal approximately              shares as of the date of this prospectus; and (ii) the average weekly trading volume in the common stock on the NASDAQ Global Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Any substantial sale of common stock pursuant to any resale registration statement or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply. All of the restricted shares may not be sold until             , which is 12 months after the date of this prospectus.

An “affiliate” is a person that, directly or indirectly, though one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

We expect that a substantial amount of our common stock may be eligible for resale under Rule 144 upon completion of this offering.

Lock-up Agreements

We, our executive officers and directors, and the selling stockholders and certain other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the underwriters, offer, sell, contract to sell, transfer pledge dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock. The underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

DESCRIPTION OF CAPITAL STOCK

The following summarizes the material provisions of our share capital and related summary information about provisions of our articles of incorporation and bylaws and about applicable Nevada law.

General

We are authorized to issue 170,000,000 shares of capital stock consisting of 150,000,000 shares of common stock and 20,000,000 shares of preferred stock as described below.

After giving effect to this offering, there will be an aggregate of              shares of common stock outstanding.

Common Stock

We are authorized to issue 150,000,000 shares of common stock, $0.001 par value per share, of which 87,263,759 shares of common stock (assuming the conversion of the Series A preferred stock) are issued and outstanding prior to the completion of this offering. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock:

(i)	have equal ratable rights to dividends from funds legally available therefore, if declared by our board of directors;

(ii)	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii)	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv)	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

Following the conversion of the Series A preferred stock and the termination of the Voting Agreement upon this offering, the holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

We may issue up to 20,000,000 shares of our preferred stock, $0.001 par value per share, from time to time in one or more series. We are authorized to issue 15,847,099 shares of Series A preferred stock ($0.001 par value per share). Upon completion of the closing of the Private Placements, we issued 15,847,099 shares of our Series A preferred stock. Our board of directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Upon the completion of this offering, each share of Series A preferred stock will be automatically converted into shares of common stock. Each share of the Series A preferred stock is subject to mandatory conversion into shares of common stock at a conversion price equal to the purchase price of such shares, subject to anti-dilution provision. As of the date of this prospectus, the conversion price of the Series A preferred stock is equal to $0.9465 per share.

All of the Series A preferred stock are subject to mandatory conversion into our common stock upon the completion of this offering, there will be no Series A preferred stock issued and outstanding upon completion of this offering.

Upon conversion, our Series A preferred stock will resume the status of authorized but unissued shares of preferred stock and are no longer designated as Series A preferred stock.

Articles of Incorporation and Bylaw Provisions

Stockholder Action by Written Consent

Our amended and restated articles of incorporation provide that any action required or permitted to be taken at any annual or special meeting of the stockholders may be affected by a written consent in lieu of an annual or special meeting.

Calling of Special Meeting

Our amended and restated bylaws provide that special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called upon request by our chairman, president, board of directors or by ten percent of the stockholders entitled to vote at such meeting.

Amendment of Certain of the Provisions of our Amended and Restated Articles of Incorporation and Bylaws

The provisions in our amended and restated articles of incorporation may be amended, altered or repealed by a majority of the stockholder voting power (or such greater proportion if required by Nevada law) following a resolution of the board of directors and at an annual or special meeting, as required by Nevada law.

Our amended and restated bylaws provide that the provisions of our bylaws may be altered, amended or repealed by the vote of a majority of our board of directors or by the vote of a majority of the voting power at a stockholders meeting.

No Cumulative Voting

Our amended and restated articles of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Blank Check Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

We are currently self-clearing and act as our own transfer agent. We intend to retain a third party transfer agent and registrar for our company’s capital stock prior to the completion of this offering.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the trading symbol “            ”.

TAXATION IN THE UNITED STATES

The following discussion is a general summary under present law of the material US federal income tax considerations relevant to the purchase, ownership and disposition of our common stock. The summary is not a complete description of all tax considerations that may be relevant. It applies only to that purchase our common stock in this offering, and with respect to US Holders, (as defined below) hold our common stock as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of persons subject to special rules, such as banks, financial institutions, dealers or traders, insurance companies, regulated investment companies, real estate investment trusts, persons liable for the alternative minimum tax, tax exempt entities, persons owning 10% or more of our share capital, traders and securities that elect to mark to market, persons holding our common stock as part of a hedge, straddle, conversion or constructive sale transaction partnerships or pass-through entities, or persons holding stock through such entities, or US Holders holding their common stock through a permanent establishment outside of the United States. It also does not address US state and local tax considerations.

THE STATEMENTS ABOUT US FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF OUR COMMON STOCK. NO TAXPAYER CAN RELY ON THEM TO AVOID US FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES UNDER THE LAWS OF THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS, AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used in this section, “US Holder” means a beneficial owner of our common stock that, for US federal income tax purposes, is (i) a US citizen or individual resident of the United States, (ii) a corporation or other business entity treated as a corporation created or organized under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax without regard to its source. As used herein, a “Non-US Holder” means a beneficial owner of our common stock who is not a US Holder.

The US federal income tax treatment of a partner in a partnership purchasing, owning and disposing of our common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a prospective purchaser that is a partnership should consult their own tax advisors regarding the specific US federal income tax consequences to them of the partnership’s acquisition, ownership and disposition of our common stock.

US Holders

Dividends

Distributions on common stock paid out of our earnings and profits will be included in a US Holder’s gross income as US-source dividend income on the date of receipt by such holder. Distributions in excess of our accumulated earnings and profits are first treated as a tax-free return of capital and will be applied to reduce (but not below zero) the US Holder’s adjusted tax basis in our common stock, and any remaining excess will be treated as capital gain. Dividends should be eligible for the dividends-received deduction generally available to US corporations in respect of dividends received from other US corporations. With respect to certain non-corporate US Holders, dividends received in taxable years beginning before 2013 should qualify for the preferential tax rate available for qualified dividend income of individuals and certain other non-corporate US Holders if the holder meets certain holding period requirements.

Dispositions

A US Holder will generally recognize capital gain or loss on the sale exchange, or other disposition of our common stock in an amount equal to the difference between the US Holder’s adjusted tax basis in our common stock and the US dollar value of the amount realized from the disposition. A US Holder’s adjusted tax basis in our common stock generally will be its cost. Any gain or loss generally will be treated as arising from US sources and will be long-term capital gain or loss if the holder has held our common stock for more than one year. Regardless of a US Holder’s holding period, however, any loss may be long-term capital loss to the extent the US Holder has received a dividend qualified for the reduced tax rate discussed above that, when aggregated with other dividends in the same consecutive 85 day period, exceeds 10% of the US Holder’s basis in its common stock. Deductions for capital losses are subject to limitations.

Non-US Holders

Dividends

Distributions on our common stock made to Non-US Holders generally will constitute dividends for US federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital and will be applied against and will reduce (but not below zero) the Non-US Holder’s adjusted tax basis in our common stock, and any remaining excess will be treated as capital gain from a sale or exchange of our common stock, subject to the tax treatment described below in “Dispositions.”

Dividends paid to a Non-US Holder of our common stock generally will be subject to withholding of US federal income tax at a 30% or such lower rate as may be provided by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-US Holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to the Company or its paying agent prior to the payment of dividends and must be updated periodically. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any US federal income tax on the distribution. If we nevertheless withhold tax on such a distribution, or if a Non-US Holder who qualifies for a reduced treaty rate but does not timely provide us or our paying agent with the required certification, a Non-US Holder may be entitled to a credit against their US federal income tax liability or a refund of the tax withheld which the Non-US Holder may claim by filing the appropriate claim for refund with the US Internal Revenue Service or the “IRS”.

Dividends that are treated as “effectively connected” with a trade or business conducted by a Non-US Holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a US permanent establishment of such Non-US Holder) are not subject to the withholding tax, provided the Non-US Holder satisfies certain certification and disclosure requirements. Instead, such dividends, net of specified deductions and credits, are taxed at the same graduated US federal income tax rates applicable to US persons. To the extent a dividend is effectively connected with a US trade or business, non-corporate Non-US Holder may be eligible for taxation at reduced US federal tax rates applicable to qualified dividend income. Any such effectively connected dividends received by a Non-US Holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. rate or such lower rate as specified by an applicable income tax treaty. Dividends will be included in investment income for purposes of the new Medicare tax on investment income, which applies to certain non-corporate investors for tax years beginning in 2013.

Dispositions

Subject to the discussion under “—Information Reporting and Backup Withholding” below, a Non-US Holder will generally not be subject to any US federal income tax or withholding tax on any gain realised upon such holder’s sale or other disposition of our common stock. Gain on sale of our common stock may be subject to US net income tax if the gain is effectively connected with a trade or business of the Non-US Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the Non-US Holder within the United States). Additionally, a Non-US Holder that is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, will be subject to a flat 30% tax on the amount of gain derived from the sale, that, together with certain other US source capital gains realised during such year, exceed certain US source capital losses realised during such year.

Gain realized on the sale or other disposition of our common stock may also be subject to US net income tax if we are, or have been, a “United States real property holding corporation” during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the Non-US Holder held our common stock. Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business on any determination date, as determined for US federal income tax purposes. We do not believe that we are, or have been, a “United States real property holding corporation,” or that we are likely to become one in the future. However, there can be no assurances we will never become a “United States real property holding corporation. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-US Holder of our common stock would not be subject to tax if such class of stock is “regularly traded” as defined by applicable Treasury Regulations, on an established securities market, and such Non-US Holder owned, actually or constructively, five percent or less of such class of our common stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the Non-US Holder’s holding period for such stock. Gains will be included in investment income for purposes of the new Medicare tax on investment income, which applies to certain non-corporate investors for tax years beginning in 2013.

Information Reporting and Backup Withholding

Dividends on and proceeds from the sale or other disposition of our common stock may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number and makes any other required certification or otherwise establish a basis for exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a US person that is not an exempt recipient.

Backup withholding is not an additional tax. A holder can claim a credit against its US federal income tax liability for amounts withheld under the backup withholding rules, and can claim a refund of amounts in excess of its tax liability by providing the appropriate information to the IRS. Prospective investors should consult their tax advisors about qualifying for an exemption from backup withholding.

Recently enacted legislation may impose a 30% withholding tax on dividends and gross sales proceeds of our common stock paid to certain non-US institutions and entities unless certain information reporting and diligence obligations or certain certifications are undertaken. A credit or refund of such tax may be available, subject to certain reporting requirements. This withholding tax would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON STOCK IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

TAXATION IN THE PRC

On March 16, 2007, the National People’s Congress, enacted the Enterprise Income Tax Law, or the “EIT Law”, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law (the “implementation regulations”), which also became effective on January 1, 2008. Under the EIT Law and the implementation regulations, foreign invested enterprise, and domestic companies are subject to a uniform income tax rate of 25%, unless otherwise specified.

Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise.

We may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; (ii) dividends received by us from our PRC subsidiaries may be exempt from the PRC withholding tax if we are recognized as a “qualified resident enterprises;” and (iii) dividends we pay to non-PRC corporate investors may be subject to PRC withholding tax. In addition, gain that non-PRC holders of our common stock realize on the transfer of such common stock may also be treated as income derived from sources within the PRC and be subject to 10% PRC withholding tax if such investors are considered to be “non-resident enterprises.”

In addition, it is possible that future guidance issued with respect to PRC Individual Income Tax Law and its implementing rules would impose a PRC withholding tax on dividends payable to our non-PRC resident investors who are individuals, to the extent that such dividends are deemed to be sourced within the PRC. It is also possible that any gain realized on the transfer of shares of our common stock by such investors may be subject to a PRC income tax if such gain is regarded as income derived from sources within the PRC.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about             , 2011, between us, the selling stockholders, and Cowen and Company, LLC and Macquarie Capital (USA) Inc., as representatives of the underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the number of shares of common stock indicated in the table below:

Underwriters	Number of shares of common stock
Cowen and Company, LLC
Macquarie Capital (USA) Inc.

Total

Cowen and Company, LLC and Macquarie Capital (USA) Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the common stock.

The underwriters are offering the common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed five percent of the common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per common share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per common share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares

Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholder	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We estimate expenses payable by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            .

Determination of Offering Price

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us, the selling stockholders and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Option to Purchase Additional Shares

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              common stock from us and the selling stockholders at the offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth in the table above.

No Sales of Similar Securities

We, our executive officers, directors, the selling stockholders and certain other stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•

otherwise dispose of any common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially, or

•

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Cowen and Company, LLC and Macquarie Capital (USA) Inc.

This restriction terminates after the close of trading of the common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless the underwriters waive, in writing, such an extension.

The underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common stock or purchasing common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. None of we, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters or their affiliates from time to time may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriters and their affiliates, as applicable, will receive customary compensation and reimbursement of expenses in connection with such services.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common stock the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are qualified investors as defined under the Prospectus Directive;

(b)	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

An offer of our common stock may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, (the “FSMA”), except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the common shares must be complied with in, from or otherwise involving the United Kingdom.

Japan

This offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and our common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

Our common stock may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of our common stock may not be issued, circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our common stock under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is given for the transfer; or

(iii)	where the transfer is by operation of law.

People’s Republic of China

This prospectus will not be circulated or distributed in the PRC and our common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland

This prospectus does not constitute a prospectus within the meaning of Art. 625a and/or 1156 of the Swiss Code of Obligations. Our common stock will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the common shares, including, but not limited to, this prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange or corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. Our common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. This prospectus may not be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offering of our common stock in Switzerland.

United Arab Emirates

This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). The issue of shares of common stock does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

Our common stock may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares of common stock may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company, and the representatives represent and warrant the shares of common stock will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, in particular the, the DIFC.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of our common stock, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell directly or indirectly, our common stock in the Cayman Islands.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Fox Rothschild LLP. Certain legal matters in connection with the offering with respect to the US federal securities laws and New York law will be passed upon for us by Freshfields Bruckhaus Deringer and for the underwriters by Latham & Watkins. Certain legal matters in connection with the offering with respect to PRC law will be passed upon for us by Beijing Zhongyin Law Firm and for the underwriters by Commerce & Finance Law Offices. Freshfields Bruckhaus Deringer may rely upon Beijing Zhongyin Law Offices with respect to matters governed by PRC law. Latham & Watkins may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Sinocom Pharmaceutical, Inc. and its subsidiaries as of December 31, 2009 and 2010, and for each of the three years ended December 31, 2010, included in this prospectus have been audited by BDO Limited, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of BDO Limited is located at 25th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

ENFORCEABILITY OF CERTAIN JUDGMENTS AND SERVICE OF PROCESS

Sinocom Pharmaceutical, Inc. is incorporated under the laws of Nevada. All directors and officers of Sinocom Pharmaceutical, Inc. are neither citizens nor residents of the United States. A significant part of our assets and substantially all of the assets of our directors and officers who are neither citizens nor residents of the United States are located outside the United States. Although we have agreed in certain circumstances to accept service of process in the United States by agents designated for such purpose, it may not be possible (a) to effect service of process upon certain of our directors or officers or (b) to enforce judgments of courts of the United States predicated upon the civil liability of such persons under the US securities laws against any such persons in the courts of a foreign jurisdiction. We have been advised by our PRC legal counsel, Beijing Zhongyin Law Firm, that there is also doubt as to the direct enforceability in the PRC against any of these persons, in an original action or in an action for the enforcement of judgments of US courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the Securities and Exchange Commission. These reports are annual 10-K, quarterly 10-Q and periodic 8-K reports. We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules, and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement on Form S-1 of which this prospectus forms a part, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy any document that we file at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, the registration statement to which this prospectus forms a part and our future filings filed electronically with the Securities and Exchange Commission are publicly available through its website at www.sec.gov.

The periodic reports and other information that we file with the Securities and Exchange Commission are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SINOCOM PHARMACEUTICAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Sinocom Pharmaceutical, Inc.

We have audited the accompanying consolidated balance sheets of Sinocom Pharmaceutical, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinocom Pharmaceutical, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong

April 15, 2011

SINOCOM PHARMACEUTICAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
Current Assets
Cash and cash equivalents	$24,783,238	$34,363,124
Accounts receivable	41,322,702	22,488,263
Inventories	2,032,008	2,120,516
Trade deposits	4,998,251	—
Prepaid expenses and other receivables	998,321	180,933

Total Current Assets	74,134,520	59,152,836

Land use right	2,925,589	—
Prepaid leases	3,557,069	1,366,234
Deposit for construction	2,856,775	—
Property and equipment, net	704,888	613,891

Total Assets	$84,178,841	$61,132,961

Liability and Stockholders’ Equity
Current Liabilities
Accounts payable	$14,089,178	$14,537,732
Due to a related party	74,992	—
Accrued expenses and other payables	2,091,758	1,715,759
Income tax payable	3,032,920	2,220,501

Total Current Liabilities	19,288,848	18,473,992

Commitments and contingencies (Note 11)

Stockholders’ Equity
Common stock, par value $0.001; 150,000,000 shares authorized; 71,416,660 shares issued and outstanding	71,417	71,417
Preferred stock, par value $0.001; 20,000,000 shares authorized; 15,847,099 shares issued and outstanding	15,847	15,847
Additional paid in capital	15,112,290	15,490,448
Statutory reserves	5,677,041	5,677,041
Other comprehensive income	6,329,825	4,905,832
Retained earnings	37,683,573	16,498,384

Total Stockholders’ Equity	64,889,993	42,658,969

Total Liabilities and Stockholders’ Equity	$84,178,841	$61,132,961

The accompanying notes are an integral part of these consolidated financial statements.

SINOCOM PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2010	2009	2008
Sales, net	$108,654,024	$86,120,071	$64,772,822

Cost of sales	74,082,422	59,552,594	44,779,343

Gross profit	34,571,602	26,567,477	19,993,479
Selling expenses	3,695,936	2,480,854	1,877,771
General and administrative expenses	1,632,781	1,415,015	1,087,852

	29,242,885	22,671,608	17,027,856

Other income (expense)	156,457	(6,710)	(855)
Interest expense	—	—	(240,861)
Interest income	71,965	57,284	350,681

Income before income taxes	29,471,307	22,722,182	17,136,821

Provision for income taxes	7,478,584	5,809,640	4,327,610

Net income	21,992,723	16,912,542	12,809,211

Deemed dividend from beneficial conversion feature of series A preferred stock	—	(356,624)	—
Dividend on series A preferred stock	(807,534)	(57,534)	—

Net income available to common stockholders	$21,185,189	$16,498,384	$12,809,211

Net income per share of common stock
Basic	$0.30	$0.23	$0.19

Diluted	$0.25	$0.23	$0.19

Weighted average shares of common stock outstanding
Basic	71,416,660	70,817,934	67,131,660

Diluted	87,263,759	70,817,934	67,131,660

Cash dividend	$—	$—	$0.71

The accompanying notes are an integral part of these consolidated financial statements

SINOCOM PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$21,992,723	$16,912,542	$12,809,211
Adjustments to reconcile net income to net cash Provided/(used) by operating activities:
Depreciation and amortization	640,240	173,584	119,065
Loss on disposal of property and equipment	3,714	301	—

(Increase)/decrease in current assets:
Accounts receivable	(18,834,439)	(10,555,381)	863,320
Inventories	88,508	678,669	2,022,449
Trade deposits	(4,998,251)	—	—
Prepaid expense and other receivables	(817,388)	(100,657)	(1,832)
Increase/(decrease) in current liabilities:
Accounts payable	(448,554)	8,553,730	(655,263)
Accrued expenses and other payables	375,999	911,929	99,639
Due to a related party	74,992	(163,225)	(727,796)
Income taxes payable	812,419	1,113,353	(1,282,353)

Total Adjustments	(23,102,760)	612,303	437,229

Net cash provided/(used) by operating activities	(1,110,037)	17,524,845	13,246,440

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(176,380)	(10,128)	(202,132)
Payment to acquire land use right	(2,985,905)	—	—
Prepaid leases	(2,689,092)	(1,463,687)	—
Deposit paid for construction	(2,856,775)	—	—

Net cash used by investing activities	(8,708,152)	(1,473,815)	(202,132)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of notes payables	—	—	(1,706,161)
Proceeds from issuance of preferred stock, net	(378,158)	13,191,849	—
Capital contributions	—	—	322,878
Dividend paid	—	—	(47,647,044)
Preferred stock dividend paid	(807,534)	(57,534)	—

Net cash provided/(used) by financing activities	(1,185,692)	13,134,315	(49,030,327)

Effect of exchange rate changes on cash and cash equivalents	1,423,995	(124,812)	1,753,478
Net change in cash and cash equivalents	(9,579,886)	29,060,533	(34,232,541)
Cash and cash equivalents, beginning balance	34,363,124	5,302,591	39,535,132

Cash and cash equivalents, ending balance	$24,783,238	$34,363,124	$5,302,591

Cash paid during the period for:
Income tax	$6,666,165	$4,829,484	$5,609,566

Interest	$—	$—	$240,861

The accompanying notes are an integral part of these consolidated financial statements

SINOCOM PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Preferred Stock		Additional Paid in Capital	Other Comprehensive Income	Statutory Reserves	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance January 1, 2008	67,131,660	$67,132	—	$—	$14,431,058	$3,076,225	$5,677,041	$22,046,004	$45,297,460
Net Income	—	—	—	—	—	—	—	12,809,211	12,809,211
Foreign currency translation adjustments	—	—	—	—	—	1,810,043	—	—	1,810,043

Total comprehensive income									14,619,254
Capital contributions	—	—	—	—	322,878	—	—	—	322,878
Dividends paid	—	—	—	—	(12,791,829)	—	—	(34,855,215)	(47,647,044)

Balance December 31, 2008	67,131,660	$67,132	—	$—	$1,962,107	$4,886,268	$5,677,041	$—	$12,592,548

Net Income	—	$—	—	$—	$—	$—	$—	$16,912,542	$16,912,542
Foreign currency translation adjustments	—	—	—	—	—	19,564	—	—	19,564

Total comprehensive income									16,932,106
Shares issued for reverse acquisition	4,285,000	4,285	—	—	(4,285)	—	—	—	—
Issuance of preferred stock, net	—	—	15,847,099	15,847	13,176,002	—	—	—	13,191,849
Deemed dividend on preferred stock	—	—	—	—	356,624		—	(356,624)	—
Preferred stock dividend	—	—	—	—	—	—	—	(57,534)	(57,534)

Balance December 31, 2009	71,416,660	$71,417	15,847,099	$15,847	$15,490,448	$4,905,832	$5,677,041	$16,498,384	$42,658,969

Net income	—	$—	—	$—	$—	$—	$—	$21,992,723	$21,992,723
Foreign currency translation adjustments	—	—	—	—	—	1,423,993	—	—	1,423,993

Total comprehensive income									23,416,716
Issuance of preferred stock, net	—	—	—	—	(378,158)	—	—	—	(378,158)
Preferred stock dividend	—	—	—	—	—	—	—	(807,534)	(807,534)

Balance December 31, 2010	71,416,660	$71,417	15,847,099	$15,847	$15,112,290	$6,329,825	$5,677,041	$37,683,573	$64,889,993

The accompanying notes are an integral part of these consolidated financial statements

SINOCOM PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

Note 1—ORGANIZATION

Sinocom Pharmaceutical, Inc. (“Sinocom” or “Company”) was formed on September 13, 2007 in the State of Nevada. The Company was originally incorporated as Tiger Acquisitions, Inc. and changed its name to Sinocom on February 26, 2009. Through a share exchange, Rolling Rhine Holdings, Ltd (“Rolling Rhine”) and its wholly-owned subsidiaries, China Zhongxi Yao Group Ltd (“China Zhongxi Yao”) and Anqing Zhongxi Yao Ltd (“Anqing Zhongxi Yao”), became wholly-owned subsidiaries of the Company. Rolling Rhine was incorporated in December 2007, under the laws of the British Virgin Islands as a holding company for the purpose of owning 100% of China Zhongxi Yao. China Zhongxi Yao was incorporated in July 2008 under the laws of Hong Kong for the purpose of owning 100% of the equity interest of Anqing Zhongxi Yao. Anqing Zhongxi Yao was incorporated in December 1997 under the laws of the People’s Republic of China (“PRC”). Anqing Zhongxi Yao was acquired by Full King International Group Limited (“Full King”) in December 2005. In October 2008, Full King transferred its entire equity interest in Anqing Zhongxi Yao to China Zhongxi Yao, which was under the same common control.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements have been presented in United States Dollars (“USD”).

In December 2005, Anqing Zhongxi Yao was acquired by Full King. The acquisition was accounted for using the purchase method of accounting.

In October 2008, Full King transferred its entire equity interest in Anqing Zhongxi Yao to China Zhongxi China Zhongxi Yao. The transfer was accounted for as a transaction between entities under common control. Therefore, the historical financial statements of Anqing Zhongxi Yao were carried forward.

On January 20, 2009, the Company entered into an Exchange Agreement with Rolling Rhine and its shareholders (“Share Exchange”). Upon the closing of the Share Exchange on February 20, 2009, the shareholders of Rolling Rhine delivered 300,000 shares of common stock of Rolling Rhine, representing all of its issued and outstanding common stock to the Company in exchange for 67,131,660 shares of common stock of the Company.

The Share Exchange was accounted for as a reverse merger and recapitalization since the stockholders of Rolling Rhine own a majority of the outstanding shares of the Company’s common stock immediately following the Share Exchange. The Share Exchange was considered to be a capital transaction in substance, rather than a business combination. Thus the Share Exchange was equivalent to the issuance of stock by Rolling Rhine for the net monetary assets of the Company, accompanied by a recapitalization, and was accounted for as a change in capital structure. Accordingly, the accounting for the Share Exchange was identical to that resulting from a reverse acquisition, except no goodwill was recorded. Under reverse acquisition accounting, the post reverse acquisition comparative historical financial statements of the legal acquirer, the Company, are those of the legal acquiree, Rolling Rhine, which is considered to be the accounting acquirer, and thus represent a continuation of the financial statements of Rolling Rhine. Share and per share amounts stated have been retroactively adjusted to reflect the merger. The accompanying financial statements present the historical financial condition, results of operations and cash flows of the operating company prior to the recapitalization.

Foreign Currency Translation

The Company’s functional currency is USD and its main operating subsidiary’s functional currency is Chinese Yuan (“CNY”). For financial reporting purposes, the consolidated financial statements of the Company have been translated into USD. All assets and liabilities are translated at the exchange rates at the balance sheet dates, stockholders’ equity were translated at the historical rates and statements of income and cash flow items were translated at the weighted average exchange rate for the year. Any translation adjustments are included in other comprehensive income, as a component of stockholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC’s economy. The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Reclassification

Certain amounts as previously reported have been reclassified to conform to current year classifications.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed. At December 31, 2010, there were no contingencies which required a loss provision.

Cash and Cash Equivalents

Cash and cash equivalents comprise primarily of cash held in major banks in the PRC with less than three months of maturity.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis. There were no allowances for doubtful accounts as of December 31, 2010 and 2009.

Inventories

Inventories are stated at the lower of cost, which is determined on a weighted average basis, or market.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Buildings	20 years
Transportation equipment	5 years
Furniture and equipment	5 years

Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate the carrying value may not be recoverable, and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Prepaid Leases

The Company leased several lots of land from the government and village committee which call for advance payment. The prepaid leases are amortized over the lease period on a straight line basis.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, consisting of cash and cash equivalents, accounts receivable, trade deposits, accounts payable, accrued expenses and other payable, and certain other liabilities, approximate their fair values due to their relatively short maturities.

Revenue Recognition

Revenue from product sales is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured.

Segment Reporting

The Company operates in one segment, which consists of sales and distribution of pharmaceuticals, processed herbs, medical supplies and raw herbs. The Company sells their products solely in the PRC, and all of its long-lived assets are physically located in the PRC.

The following table sets forth a breakdown of our net sales by product categories for the periods.

	For the year ended December 31,
	2010	2009	2008
TCM pharmaceuticals	$25,198,196	$21,478,538	$10,362,843
TCM processed herbs	15,256,618	10,815,602	6,654,442
Western pharmaceuticals	42,297,237	34,143,441	23,704,135
Medical supplies	3,909,059	3,493,276	2,266,970
TCM raw herbs	21,992,914	16,189,214	8,408,824
Discontinued products	—	—	13,375,608

Total	$108,654,024	$86,120,071	$64,772,822

Income Taxes

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred taxes to the amount expected to be realized.

We recognize the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the tax benefits from uncertain tax positions recognized are reflected at the amounts most likely to be sustained on examination.

Earnings per share

Basic earnings per share is computed by dividing the net income by the weighted average number of outstanding common stock during the period. The diluted earnings per share calculation includes the impact of dilutive convertible securities, if applicable. The weighted average number of outstanding common stock is determined by relating the portion of time within a reporting period that a particular number of common stock has been outstanding to the total time in that period.

Statement of Cash Flows

In accordance with ASC 230, cash flows from the Company’s operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of whom are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements—A Consensus of the FASB Emerging Issues Task Force. This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. We will adopt the new standard as required in January 2011 and do not expect the adoption to have a material impact on the financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures which amends ASC Topic 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 (the Company’s fiscal year 2012); early adoption is permitted. We do not expect the adoption to have a material impact on the financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company’s present or future consolidated financial statements.

Note 3—EARNINGS PER SHARE

	For the Year Ended December 31,
	2010	2009	2008
Earnings per share—Basic
Income for the year	$21,185,189	$16,498,384	$12,809,211

Weighted average shares of common stock	71,416,660	70,817,934	67,131,660

Basic earnings per share	0.30	0.23	0.19

Earnings per share—Diluted
Income for the year	$21,185,189	$16,498,384	$12,809,211
Deemed dividend from beneficial conversion feature of Series A preferred stock	—	356,624	—
Dividend on series A preferred stock	807,534	57,534	—

	$21,992,723	$16,912,542	$12,809,211

Weighted average shares of common stock	71,416,660	70,817,934	67,131,660
Diluted effect from Series A preferred stock	15,847,099	—	—

Weighted average shares of common stock and potential shares	87,263,759	70,817,934	67,131,660

Diluted earnings per share	0.25	0.23	0.19

The effects of Series A Preferred Stock have been excluded from the computation of diluted earnings per share for the year ended December 31, 2009 as their effects would have been anti-dilutive. The number of shares excluded from the computation of diluted earnings per share was 1,215,668 for the year ended December 31, 2009.

Note 4—INVENTORY

The inventories consisted of the following:

	December 31,
	2010	2009
Finished goods	$2,032,008	$2,120,516

Note 5—TRADE DEPOSITS

Trade deposits represent amounts held by pharmacy agencies for distribution rights. The deposits are refundable upon expiry of the distribution agreements unless the Company violates the restriction to sell outside the designated area.

Note 6—LAND USE RIGHT

The land use right consisted of the following:

	December 31,
	2010	2009
Cost	$2,985,905	$—
Accumulated amortization	(60,316)	—

	$2,925,589	$—

In January 2010, Anqing Zhongxi Yao acquired a land use right in the PRC for a piece of land for a period of 50 years commencing on January 1, 2010. Amortization expense was $60,316, nil and nil for the year ended December 31, 2010, 2009 and 2008, respectively.

Note 7—DEPOSIT FOR CONSTRUCTION

The Company entered into an agreement with a developer and paid a deposit for the construction of a distribution center.

Note 8—PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2010	2009
Buildings	$809,494	$809,494
Transportation equipment	245,092	199,602
Furniture and equipment	145,094	88,478

Total	1,199,680	1,097,574
Accumulated depreciation	(494,792)	(483,683)

	$704,888	$613,891

Depreciation expense was $81,667, $76,131 and $95,287 for the year ended December 31, 2010, 2009 and 2008, respectively.

Note 9—DUE TO A RELATED PARTY

The amount as of December 31, 2010 was due to the Company’s CEO, and was unsecured, interest-free and repayable on demand.

Note 10—INCOME TAXES

The Company, which is incorporated in the United States, is subject to U.S. tax law. Other than legal and professional expenses for the daily operations, the Company has no other activities which are taxable in the U.S.

The Company’s subsidiary in Hong Kong is subject to the Hong Kong Profits Tax. No provision for Hong Kong profits tax has been made as there was no taxable income.

The Company conducts substantially all of its business and earns substantially all of its net income through its operating subsidiary in the PRC, which has an applicable tax rate of 25%.

The following is a reconciliation of income tax expense for the year ended December 31, 2010, 2009 and 2008:

2010	U.S.	International	Total
Current	$—	$7,478,584	$7,478,584
Deferred	—	—	—

Total	$—	$7,478,584	$7,478,584

2009	U.S.	International	Total
Current	$—	$5,809,640	$5,809,640
Deferred	—	—	—

Total	$—	$5,809,640	$5,809,640

2008	U.S.	International	Total
Current	$—	$4,327,610	$4,327,610
Deferred	—	—	—

Total	$—	$4,327,610	$4,327,610

A reconciliation of the statutory income tax rates to the Company’s effective income tax rate is as follows:

	2010	2009	2008
Statutory income tax rate	25.0%	25.0%	25.0%
Expenses not deductible for income tax	0.4	0.6	0.3

Effective income tax rate	25.3%	25.6%	25.3%

The PRC Enterprise Income Tax Law imposes a 5% withholding income tax for dividends distributed by a foreign invested enterprise to a Hong Kong incorporated enterprise, which arise from profits earned after January 1, 2008. Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the Company’s subsidiary does not intend to declare dividends to their immediate foreign holding companies, or ultimately to the Company, in the foreseeable future. Accordingly, the Company has not provided for deferred tax liabilities in respect of the withholding tax on the retained earnings of its PRC subsidiary as of December 31, 2010 and 2009, which approximated to $1,986,000 and $865,000, respectively.

Note 11—COMMITMENTS & CONTINGENCIES

The Company leases office and warehouse facilities and land under operating leases expiring through January 2059. For the year ended December 31, 2010, 2009 and 2008, rent expense was $631,755, $442,932 and $316,369 respectively. The future minimum lease payments under non-cancellable lease are as follows:

2011	$136,971
2012	$136,971
2013	$136,971
2014	$136,971
2015	$136,971
Thereafter	$6,563,430

On January 21, 2010, the Company has entered into an agreement for building construction. The building will be used for processing traditional Chinese medicine and modern logistics warehouse. According to the agreement, total construction price was RMB65 million (approximate to $9.8 million) and the construction in progress was expected to be completed within 16 months after beginning of construction. Additionally, based on the agreement, the Company paid RMB19.5 million (approximate to $2.9 million), being 30% of total construction price, as advance payment. The remaining amount, RMB45.5 million (approximate to $6.9 million) should be paid within one month after the construction was completed.

Note 12—SERIES A CONVERTIBLE PREFERRED STOCK

On October 28, 2009, the Company entered into a Series A Preferred Stock Purchase Agreement with key shareholders and some investors. The Company authorized and issued to the investors $15,000,000 of the Company’s convertible, redeemable Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”) at a price of $0.9465 per share. The Series A Preferred Stock are convertible into shares of the Company’s common stock, par value $0.001 per share constituting 18.16% of the outstanding shares of common stock of the Company, determined on a fully-diluted basis.

Holders of Series A Preferred Stock are entitled to receive cash dividends, which will accrue at the rate of 5.0% per annum for the twelve month period following the issue date and at the rate of 10.0% per annum for each twelve month period thereafter. The Series A Preferred Stock ranks, with respect to dividend rights and rights upon liquidation, senior to the Company’s common stock.

The fair value of Series A Preferred Stock was estimated to be $0.969, which was determined by using the discounted cash flow method with the following key assumptions: discount rate of 20%, risk-free rate of 3.64%, cost of debt of 5.94%, company specific risk of 4.8% and levered beta of 0.93.

The Company recognized a beneficial conversion feature discount on Series A Preferred Stock at its intrinsic value which was the fair value of the common stock at the commitment date for Series A Preferred Stock investment, less the effective conversion price but limited to the proceeds received from the sale. The Company recognized the $356,624 beneficial conversion feature as an increase in additional paid in capital in the consolidated balance sheet on the date of issuance of the Series A Preferred Stocks since these shares were convertible at the issuance date.

Note 13—STATUTORY RESERVES

As stipulated by the relevant laws and regulations in the PRC, the Company’s PRC subsidiary is required to maintain non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the financial statements of the Company’s PRC subsidiary prepared in accordance the relevant accounting principles and financial regulations applicable to companies established in the PRC until the balance reaches 50% of its registered capital. The statutory welfare reserve allocations are determined annually at the discretion of the board of directors of the Company’s PRC subsidiary. Once appropriated, these amounts are not available for future distribution to owners or shareholders. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to the purchase of capital assets upon the board of directors’ approval. As of December 31, 2010 and 2009, the balance of the statutory surplus reserve and the statutory welfare reserve were $5,677,041 and $5,677,041, respectively. There was no appropriation to the statutory surplus reserve and the statutory welfare reserve for the years ended December 31, 2010, 2009 and 2008.

In accordance with the PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company in the form of dividends, which approximated to $14,198,000 and $9,003,000 representing the amount of accumulated balance of statutory reserve of our PRC subsidiary attributable to the Company as of December 31, 2010 and 2009, respectively.

Note 14—CURRENT VULNERABILITY DUE TO CERTAIN RISK FACTORS

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC’s economy. The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 15—MAJOR CUSTOMERS AND CREDIT RISK

No customer accounted for more than 10% of accounts receivable at December 31, 2010 and 2009. No customer accounted for more than 10% of sales for the year ended December 31, 2010, 2009 and 2008. No supplier accounted for more than 10% of accounts payable as at December 31, 2010 and 2009. No supplier accounted for more than 10% of purchases for the year ended December 31, 2010, 2009 and 2008.

Note 16—CASH DIVIDEND

In 2008, the Board of Director of Anqing Zhongxi Yao approved a dividend of US$0.71 (equivalent to RMB336,100,000) or US$47,647,044 (before the effect of Share Exchange consummated on February 20, 2009) per share payable to Full King, a 100% shareholder of Anqing Zhongxi Yao at the date of dividend declaration.

Note 17—RELATED PARTY TRANSACTIONS

The Company entered into a facility swap agreement with its CEO on August 20, 2008. Under the facility swap agreement, the Company agreed to swap all the benefits and costs associated with its office building with those of a warehouse and an office building owned by the CEO for the period from October 1, 2008 to July 31, 2019. On September 20, 2009, the Company and its CEO terminated the facility swap agreement and entered into a new rental agreement for the use of the warehouse and office building owned by the CEO. Under the new rental agreement, Anqing Zhongxi Yao pays rental to the CEO at RMB905,623 per year.

During 2008, the Company was charged for subcontracting fees of $1,565,000 in respect of certain products produced by a related party in which our chairman has a beneficial interest. There was no such transaction during 2009 and 2010.

             Shares

SINOCOM PHARMACEUTICAL, INC.

Common Stock

PROSPECTUS

Until                     , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

Cowen and Company	Macquarie Capital

            , 2011

PART II

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, payable by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$	6,675.75
FINRA fee	$	6,250.00
NASDAQ Listing application fee	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Blue sky fees	$	*
Transfer agent fees	$	*
Accountants’ fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

The following summary of material provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and of Nevada law does not purport to be complete and is subject to and qualified in its entirety by reference to Nevada law and the text of our Articles of Incorporation and Bylaws, which have been filed as exhibits to this Registration Statement.

Our Articles of Incorporation provide that no officer or director will be personally liable to us or any stockholder for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud or knowing violation of the law, or (ii) the payment of distributions in violation of Nevada Revised Statutes, or NRS, Section 78.300.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In December 2009, we issued an aggregate of 15,847,099 shares of Series A preferred stock to DBS Nominees (Private) Ltd, or DBS, and SEAVI Advent Equity V (A) Ltd, or SEAVI, for an aggregate purchase price of $15.0 million at a price of $0.9465 per share. The Series A preferred stock are convertible into our common stock upon the completion of this offering at a conversion ratio of one-to-one. The proceeds from the issuance and sale of the Series A preferred stock were primarily used to finance the construction of a modern GSP certified pharmaceutical warehouse in Anhui province, PRC. On March 15, 2010, SEAVI acquired a further 3,207,936 shares of common stock from Siang Meng Tan.

Item 16. Exhibits and Financial Statement Schedule

(a)	See Exhibit Index beginning on page II-4

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange and Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by our company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on May 5, 2011.

SINOCOM PHARMACEUTICAL, INC.

By:	/s/ Xuexiang Ai
Name: Xuexiang Ai Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Xuexiang Ai and Tuck Wing Pang, and each of them, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Chi Kwong Wan Chi Kwong Wan	Chairman, Director	May 5, 2011

/s/ Xuexiang Ai Xuexiang Ai	Chief Executive Officer (Principal Executive Officer), Director	May 5, 2011

/s/ Tuck Wing Pang Tuck Wing Pang	Chief Financial Officer (Principal Financial and Accounting Officer), Director	May 5, 2011

/s/ Stanley Leung Stanley Leung	Director	May 5, 2011

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.**

2.1	Share Exchange Agreement dated January 20, 2009, by and between Tiger Acquisitions, Inc., Rolling Rhine Holdings, Ltd., and the shareholders of Rolling Rhine Holdings, Ltd, incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2009.

3.1(i)	Articles of Incorporation filed with the State of Nevada on September 13, 2007, incorporated by reference from exhibit to Form 10 filed with the Securities and Exchange Commission on May 1, 2008.

3.1(ii)	Bylaws incorporated by reference from exhibit to Form 10 filed with the Securities and Exchange Commission on May 1, 2008.

3.3	Amended and Restated Articles of Incorporation incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2009.

3.4	Amended and Restated Bylaws incorporated by reference from exhibit to Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2011.

3.5	Second Amended and Restated Articles of Incorporation.**

3.6	Second Amended and Restated Bylaws.**

4.1	Certificate of Designations of Series A preferred stock incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2009.

4.2	Specimen Common Stock Certificate.**

5.1	Opinion of Fox Rothschild LLP.**

8.1	Opinion regarding certain U.S. tax matters of Freshfields Bruckhaus Deringer.**

8.2	Opinion regarding PRC tax matters of Beijing Zhongyin Law Offices.**

10.1	Series A Preferred Stock Purchase Agreement incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2009.

10.2	Investors’ Rights Agreement dated as of December 3, 2009 by and among the Registrant, the Investors and the Key Shareholders incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2009.

10.3	Registration Rights Agreement dated as of December 3, 2009 by and among the Registrant and the Investors incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2009.

10.4	Voting Agreement dated as of December 3, 2009 by and among the Registrant, the Investors and the Key Shareholders incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2009.

10.5	Indemnification Agreement dated as of December 3, 2009 by and among the Registrant and the Series A Director incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2009.

10.6	Guarantee dated as of December 3, 2009 by and among the Guarantors and the Investors incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2009.

10.7	Employment Agreement dated January 18, 2010, by and among the Registrant and Xuexiang Ai, the chief executive officer, incorporated herein by reference from exhibit to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 31, 2010.

10.8	Employment Agreement dated January 18, 2010, by and among the Registrant and Tuck Wing Pang, the chief financial officer, incorporated herein by reference from exhibit to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 31, 2010.

10.9	Service Agreement dated January 18, 2010, by and among the Registrant and Chi Kwong Wan, chairman of the Board of Directors, incorporated herein by reference from exhibit to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 31, 2010.

14.1	Code of Ethics of the Registrant.**

16	Letter regarding change of auditor dated August 6, 2010 incorporated by reference from exhibit to Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2010.

21	Subsidiaries of the Registrant.*

23.1	Consent of BDO Limited.*

23.2	Consent of Fox Rothschild LLP (contained in Exhibit 5.1).**

23.3	Consent of Frost & Sullivan.*

23.4	Consent of American Appraisal.*

24	Power of Attorney (included in the signature page of this Registration Statement).

*	Filed herewith.

**	To be filed by amendment.